EXHIBIT 99.D
DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA
DATED THE 30TH OF NOVEMBER 2011
INCORPORATION OF DOCUMENTS BY REFERENCE
This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2011. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
TABLE OF CONTENTS

SUMMARY INFORMATION	1
INTRODUCTION	3
REPUBLIC OF SOUTH AFRICA	6
Area and Population	6
Government and Political Parties	6
Land Reform	13
Mining Industry Reform	14
Crime Prevention	16
International Relations	20
Regional Arrangements	23
Development Finance Institutions (DFIs)	25
Public Health	25
THE SOUTH AFRICAN ECONOMY	29
Overview	29
Principal Sectors of the Economy	34
Informal Sector of the Economy	55
Employment and Trade Unions	56
Prices and Wages	61
MONETARY AND FINANCIAL SYSTEM	63
The SARB	63
Monetary Policy	63
Financial System Stability	68
Regulation of the Financial Sector	69
Structure of the Banking Industry	72
Financial Sector Charter	73
Credit Allocation	74

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Capital Markets	76
Exchange Controls	78
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)	81
THE EXTERNAL SECTOR OF THE ECONOMY	83
Foreign Trade	83
Balance of Payments	87
Reserves and Exchange Rates	92
Change in Reserves	92
PUBLIC FINANCE	94
Background	94
The Budget Process	97
MTBPS	98
2012 MTEF	99
2011-2012 National Budget and Consolidated Government Budgets	99
Taxation	103
Company Tax	104
Revenue	109
Financing	111
Public Enterprises	112
NATIONAL GOVERNMENT DEBT	117
General	117
Summary of Internal National Government Debt	118
Summary of External National Government Debt	118
Guaranteed Debt	119
Debt Service	120
Debt Record	121
Tables and Supplementary Information	121

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In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government.” The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or U.S. Dollars (US$, $ or Dollars), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the Rand against the Dollar for each of the years 2006 through 2010 and for the 10-month period ended October 31, 2011. On November 29, 2011, the exchange rate, as reported by the International Monetary Fund (IMF), was R8,342 per Dollar (or 0.1199 U.S. cents per Rand).
As used herein, one billion equals 1,000 million.
References in this description to fiscal years are to the Republic of South Africa’s fiscal year beginning April 1 and ended March 31. For example, fiscal 2011 refers to the fiscal year begun April 1, 2010 and ending March 31, 2011.
Unless otherwise stated herein, references in this description to the 2011-2012 Budget are to the 2011-2012 National Budget as released in February 2011 and not as amended by the Medium Term Budget Policy Statement (MTBPS) released on October 25, 2011. References to the 2011-2012 Consolidated Budget, which includes the 2011-2012 National Budget as part thereof, shall be construed accordingly.

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SUMMARY INFORMATION
The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.
The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,(1)
	2006	2007	2008	2009	2010	2011
			Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(2)	1,767,422	2,016,166	2,274,139	2,395,969	2,664,269	2,890,709	(3)
Real(4)	1,659,121	1,751,499	1,814,134	1,783,617	1,834,435	1,885,512	(3)
Real % change from prior year	5.6%	5.6%	3.6%	(1.7)%	2.8%	2.8%
Change in per capita earnings (%)(5)	5.4%	3.5%	2.9%	(0.6)%	3.9%	N/A
Nominal GDP for fiscal year ended March 31	1,585,986	1,810,664	2,067,934	2,321,200	2,442,600	2,890,709
Total merchandise exports	436,256	533,791	704,293	556,432	625,359	178,273	(7)
Unemployment rate (%)	22.6%	22.3%	22.9%	24.0%	24.9%	25.0(6)%
Balance of trade	(40,872)	(40,531)	(35,559)	2,271	27,280	11,668	(7)
Balance of payments
Current account	(93,799)	(140,551)	(161,874)	(97,062)	(74,958)	(21,408	) (7)
Financial account	106,759	153,513	96,139	113,219	81,000	22,324	(7)
Change in gross gold and other foreign reserves	47,852	45,996	92,677	(24,289)	(2,076)	6,467
Rand/Dollar exchange rate (average)	6.76	7.05	8.25	8.62	7.32	7.82	(8)
Consumer prices (2008=100)	83.7	89.7	100.0	107.1	111.7	116.6	(9)
Producer prices (2008=100)	130.6	154.7	180.8	108.8	191.7	206.3	(9)
Average monthly yields for listed National Government debt securities 5-10 yrs	7.99	8.09	9.15	8.25	8.39	8.38
Average monthly yields for listed National Government debt securities > 10 yrs	7.94	7.99	9.10	8.70	8.50	8.73

	As of and for the fiscal year ended March 31,
	2006	2007	2008	2009	2010	2011(11)	2012 MTBPS(12)
Main Government Revenue	411,747.9	481,197.0	559,774.8	608,348.3	666,933	758, 400	814,200
% of GDP(2)	26.0%	26.6%	27.1%	26.2%	27.2%	27.6%	27.3%
Main Government Expenditure	416,684.0	470,192.5	541,498.8	633,063.7	832,534	885,800	978,800
% of GDP(2)	26.3%	26.0%	26.2%	27.4%	33.9%	32.2%	32.9%
Main Budget Deficit	(4,936.1)	11,004.5	18,275.0	(27,715.1)	(165,600)	(127,200)	(172,300)
% of GDP(2)	(0.3)%	0.6%	0.9%	(1.2)%	(6.7)%	(4.6)%	(5.5%)
Net borrowing requirement	(2,584.8)	10,228.9	20,370.1	(23,796.0)	(161,114)	(133,785)	(166,616)
Change in cash and other balances(10)	(26,735.6)	(16,636.2)	(18,894.4)	(7,534.0)	(30,770)	(40,797)	11,912

Notes:— n/a = not available

(1)	First half of 2011, seasonally adjusted and annualized.

(2)	At market prices.

(3)	Estimate for first half of 2011, seasonally adjusted and annualized.

(4)	At constant 2005 prices.

(5)	Real growth rate in per capita earnings, at constant 2005 prices.

(6)	Quarterly Labour Force Survey (QLFS) as of June 2011.

(7)	Estimates to June 30, 2011.

(8)	Rand/Dollar rates are averages for the period through October 31, 2011.

(9)	As of September 30, 2011. Calculated based on the average values over the nine months.

(10)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the South African Reserve Bank (SARB) and the Tax and Loans Accounts with commercial banks).

(11)	Final outcome for fiscal 2011, as reflected in the MTBPS (October 2011).

(12)	Estimates as revised and reflected in the MTBPS (October 2011).

Source: South African National Treasury, SARB and Statistics SA (Stats SA).

INTRODUCTION
South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. South Africa has the most developed economy in Sub-Saharan Africa, and accounts for one-third of the aggregate GDP of Sub-Saharan Africa. The South African economy is diverse and supported by a well developed legal system and a sophisticated financial system. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.
The country’s fourth fully democratic national elections took place on April 22, 2009, and saw the ruling African National Congress (ANC) maintaining its significant majority in Parliament. On May 9, 2009, ANC President Jacob Zuma was sworn in as the President of South Africa, replacing Kgalema Motlanthe, who became deputy president.
Following the global recession in 2008-2009 and the subsequent economic recovery in 2010, South Africa’s GDP growth slowed from a seasonally adjusted annual rate of 4.8% in the first quarter of 2011 to 1.3% in the second quarter of 2011. This was due to a contraction in manufacturing, mining and agriculture. The 2011 MTBPS projects that South Africa will experience a moderate pace of GDP growth of 3.1% in 2011, rising to 3.4% in 2012, 4.1% in 2013 and 4.3% in 2014.
As in many other economies, the National Government has taken steps to mitigate the impact of the global economic crisis on the economy through more expansionary fiscal and monetary policies and measures to support ailing industries.
The 2011 MTBPS calls for the National Government to provide about R25 billion over the next six years for a range of interventions to invigorate industrial development zones, assist enterprise investment and job creation, support the transition to a greener economy and leverage infrastructure investment and risk-sharing partnerships with the private sector. The package will include temporary mechanisms to bolster productivity and innovation in industries that have demonstrated long-term competitive potential. Funding of the package over the next three years will be contained within the available fiscal budget.
Public-sector infrastructure investment, which has increased as a share of GDP from 4.3% in 2005 to 7.5% in the first half of 2011, remains central to the National Government’s economic development plans. Infrastructure projects in energy, roads, rail, telecommunications and water will ease bottlenecks and reduce costs in the rest of the economy, crowding in private investment and improving access to export markets. Complementary reforms to improve the quality of regulation and encourage increased private-sector participation will improve efficiency and lower costs in these sectors.
As a step towards sustainability, the 2012 fiscal framework is premised on a shift in the composition of government expenditure towards infrastructure investment. Moderation in the growth of public wages bill is expected to cause compensation as a proportion of non-interest spending to decline over the medium term expenditure framework (MTEF) period. A recovery in tax revenue, more moderate growth in consumption expenditure, and additional savings from goods and service budgets will mean that by fiscal 2014, the National Government will have sufficient revenue to pay for current expenditure. In general, government borrowing should be to finance investment. Priority will be given to spending that strengthens the asset base of the economy, including through capital investment, maintenance and refurbishment and building public capacity to plan and manage infrastructure.
Since the publication of the 2011 Budget Review in February 2011, economic performance has weakened, and this is reflected in slowing tax collection. Gross tax revenues are expected to increase by 8.1% in nominal terms during fiscal 2012. Estimated gross tax revenue for fiscal 2012 has been revised downwards by R13 billion to R728.6 billion. This is largely the result of a downward revision in net VAT receipts to R187.5 billion, R13.4 billion below the 2011 Budget estimate, owing to an underestimation of VAT refunds for fiscal 2012 at the time of the budget. The higher VAT refunds during fiscal 2012 appear to be mainly a result of increases in nominal imports, exports and gross fixed investment during fiscal 2011 and fiscal 2012.

Following a reduction in November 2010, the SARB’s repurchase rate has subsequently remained at 5.5%. The lowering of the repurchase rate was necessitated by the fall in the inflation rate from 6.1% in September 2009 to 3.4% in October 2010. Inflation is expected to breach the 3-6% target band temporarily in the first quarter of 2012, and to average 5.5% through 2014.
The trade balance is expected to deteriorate as import growth outpaces export growth. The projected current account deficit widens to 4.2% of GDP in 2014 from 3.4% in 2011.
Against this background, South Africa continues to address a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 25.0% as of September 30, 2011) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.
The economic challenges facing South Africa are to support the economy in a sustainable fashion through the economic recovery while continuing to meet the National Government’s commitments and spending priorities, which include broadening participation, increasing service delivery, minimizing the effects of the global recession, extending opportunities to all, strengthening industrial development and trade performance and accelerating the pace of job creation and employment. These challenges will be met, in part, through sound tax policy and the stabilization of public spending within a fiscal framework that takes international and domestic risks into account.
As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, cooperation between labor and management and reduced levels of criminal violence will continue to be important determinants of South Africa’s ability to achieve sustainable economic growth and employment opportunities for all economically active South Africans.

MAP OF THE REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA
Area and Population
South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.
South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.
In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Coloured” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.
South Africa’s population is estimated by Stats SA to be approximately 50.59 million people as of mid-2011, of which 26.07 million people, representing 52% of the population, are female. Approximately 79.4% are Black, 8.9% are Coloured, 2.6% are Indian/Asian and 9.1% are White. The most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape and the Port Elizabeth/Uitenhage area of the Eastern Cape. These areas, which occupy only 4% of the country’s total surface area, account for over 50% of its urban population.
Stats SA estimates the average life expectancy in South Africa for females to be 59.1 years, and for males to be 54.9 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread (see “— Public Health — HIV and AIDS”).
South Africa has a diverse population consisting of Afrikaans and English speaking whites, Asians, coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2001, isiZulu is the mother tongue of 23.8% of the population, followed by isiXhosa at 17.6%, Afrikaans at 13.3%, Sepedi at 9.4% and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.6%.
Government and Political Parties
Constitution
Following the repeal of apartheid legislation, South Africa held its first democratic election in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms.” The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to access to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.
The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.
The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.
The Constitution provides for national elections every five years and places all elections and referendums in the country for all three spheres of government (national, provincial and local) under the control of the Independent Electoral Commission (IEC). The most recent national and provincial elections were held in April 2009 and the municipal elections took place on May 18, 2011. The next national and provincial elections are due to take place in 2014.
Each province has its own chief executive, the premier. The premiers are elected by the Provincial legislature concerned from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces.
Political Parties
The ANC, which was founded in 1912 and led the struggle against apartheid, is the ruling party in eight of the nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. The ANC occupies 264 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference, which is its highest decision-making body, and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. At its 52nd National Conference held in Polokwane, Limpopo in December 2007, the ANC elected the current president of South Africa, Jacob Zuma, as president of the ANC, and Kgalema Motlanthe as his deputy. The most recent meeting of all the ANC branches was the National General Council (NGC) held in Durban from September 20-24, 2010. The NGC is a forum between National Conferences where the ANC reviews progress and challenges since its last National Conference.
In December 2012 the ANC will have its National Conference in Mangaung, Free State Province to elect a new leadership, specifically for the following top six officials namely the:
•	president;

•	deputy president;

•	secretary general;

•	deputy secretary president;

•	chairperson; and

•	treasurer.
The 80-member National Executive Committee, which is the party’s highest decision-making body between conferences, will also be elected at the National Conference.
The ANC Youth League (ANCYL) led by Julius Malema and its principal spokesperson, Floyd Shivambu, has recently made a number of public statements calling for the nationalization of mines and mining assets. The ANCYL also advocates the nationalization of banks and the expropriation of agricultural land without compensation. Various ANC officials have responded by stating that nationalization is neither government nor ANC policy.
In November 2011, Julius Malema faced disciplinary hearings for allegedly bringing the ANC party into disrepute and sowing division in the party ranks. The disciplinary committee found him guilty and suspended Malema from the ANC for five years. Mr. Malema has indicated that he will appeal the decision. He will remain leader of the ANCYL and a member of the ANC pending the appeal.
The Democratic Alliance (DA), founded in 2000, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2009 national and provincial elections it now holds 67 seats. In early 2007, Helen Zille assumed the leadership of the DA after former leader Tony Leon stepped down.
On August 15, 2010, the DA and the Independent Democrats announced that the two parties had ratified a memorandum of understanding, paving the way for complete integration by 2014. The memorandum of understanding makes provision for Independent Democrat members of the National Assembly and Provincial Legislatures to hold dual membership until the next national and provincial elections in 2014.
On March 14, 2011, Patricia de Lille (the former leader of the Independent Democrats) became the DA’s mayoral candidate in Cape Town, ahead of the 2011 local government elections. She was subsequently elected as the Mayor of Cape Town on June 1, 2011. Lindiwe Mazibuko was elected as the Parliamentary Leader of the DA on October 27, 2011. This is the first time that a black person has been elected to fill this position.
On November 10, 2008, a faction of the ANC broke away from the party and launched a new political party, called the Congress of the People (COPE), led by former ANC chief whip and Defense Minister Mosiuoa Lekota and former Gauteng Premier Mbhazima Shilowa. COPE won 30 seats in the National Assembly following the April 2009 elections. Since then, there has been a leadership dispute between Mosiuoa Lekota and Mbhazima Shilowa which has been referred to the High court. The matter is still pending.
The Inkatha Freedom Party (IFP) was founded in 1975. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 18 after the 2009 elections. The current leader of the IFP is Chief Mangosuthu Buthelezi.
A number of minority parties make up the balance of the seats presently held in the National Assembly, including the United Democratic Movement (4 seats), the Independent Democrats (4 seats) and the African Christian Democratic Party (4 seats).
Presidential Developments
Following the June 1999 elections, Thabo Mbeki of the ANC succeeded Nelson Mandela as President and continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties by the then President Thabo Mbeki following allegations of corruption. On September 20, 2006 the charges of corruption against Jacob Zuma were struck from the court roll because the state was not ready to proceed with its case. The National Prosecuting Authority (NPA) attempted to recharge Jacob Zuma, but the Pietermaritzburg High Court ruled on September 12, 2008 that the decision to prosecute Jacob Zuma on corruption, racketeering and tax evasion charges was procedurally invalid.
In September 2008 the ANC recalled Thabo Mbeki from office before his term expired. The ANC stated that the decision had been made in light of a High Court judgment which suggested executive meddling in the decision to prosecute Jacob Zuma. On September 21, 2008 Thabo Mbeki tendered his resignation, which became effective on September 25, 2008.
Following Thabo Mbeki’s resignation, the National Assembly voted by secret ballot to determine which of two nominees (that of the ANC and that of the DA) would fill the vacant office of president. Kgalema Motlanthe captured the majority of the votes and was sworn in as South Africa’s President on September 25, 2008, with Baleka Mbete appointed as his deputy.

On January 12, 2009, the Supreme Court of Appeal held that the Pietermaritzburg High Court had erred in its ruling regarding the declaration that the decision of the NPA to prosecute Jacob Zuma was invalid. The matter was taken on appeal to South Africa’s highest court, the Constitutional Court, and the matter was set to be heard on May 12, 2009. However on April 6, 2009, the NPA announced that it had dropped the corruption charges against Jacob Zuma, citing political interference in the legal process. On April 7, 2009 the DA launched an application to the North Gauteng High Court to review, correct and set aside the decision by the NPA to withdraw the criminal prosecution against Jacob Zuma. The DA’s application was dismissed with the court finding that the DA did not have a “direct interest” in the decision by the NPA to abandon the charges against Zuma. The DA has appealed against the dismissal of its application to the Supreme Court of Appeal. The matter was heard on October 31, 2011, and judgment is pending.
2009 National and Provincial Elections
In April 2009, approximately 23 million South Africans registered to vote in the national and provincial elections, compared to the approximately 20.6 million people registered to vote in the 2004 elections. This included South Africans who were abroad as of March 12, 2009, as the Constitutional Court ordered that all South African citizens who were registered to vote (including those citizens who would be abroad on the election day) would be entitled to vote in the elections.
The IEC approved the candidate lists of 42 political parties that contested the national and provincial elections. Of these parties, 28 political parties were registered to contest the national election for the National Assembly. Of these 28, 11 political parties applied to contest all nine provincial legislatures, 14 political parties applied to contest only some provinces and three parties applied to contest only the election to the National Assembly.
On April 22, 2009, a total of 17,919,966 South Africans cast their votes. The elections of April 22, 2009 were considered fair, transparent and credible by the IEC. The official general election results were announced on April 25, 2009. The ruling ANC won the elections, receiving 65.9% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC with 16.66% of the votes, and COPE came in third with 7.42% of the votes.
The table below sets out the National and Provincial Assembly seats secured by political parties following the April 2009 general elections.

	Number of seats in		Number of seats in
	National Assembly		Provincial Assembly
Political Party
ANC	264	(66%)	126	(63%)
DA	67	(16.75%)	32	(16%)
COPE	30	(7.5%)	16	(8%)
IFP	18	(4.5%)	9	(4.5%)
UDM	4	(1%)	3	(1.5%)
Freedom Front Plus	4	(1%)	3	(1.5%)
ID	4	(1%)	3	(1.5%)
ACDP	3	(0.75%)	3	(1.5%)
United Christian Democratic Party	2	(0.5%)	1	(0.5%)
Azanian People’s Organization	1	(0.25%)	1	(0.5%)
Azanian People’s Convention	1	(0.25%)	1	(0.5%)
Minority Front Party	1	(0.25%)	1	(0.5%)
Pan Africanist Congress of Azania	1	(0.25%)	1	(0.5%)

Total	400	100.0%	200	100.0%

Note:— Numbers may not total due to rounding.

Source: IEC; http://www.elections.org.za/NPEPWStaticReports/reports/ReportParameters.aspx?catid=9.

On May 9, 2009, following the ANC’s victory in the elections, Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic with Kgalema Motlanthe as his deputy.
2011 Municipal Elections
Municipal elections are held every five years. The 2011 municipal elections were held on May 18, 2011 at which 13.66 million South Africans voted. This was the highest voter turnout since the first municipal elections following the reorganization of municipalities in 2000. Before the 2011 elections, the ANC had control of a majority of municipalities in each province, including the Western Cape province. In the 2011 elections, the DA won a majority of the votes in the Western Cape province. In the Nelson Mandela Bay municipality, the ANC obtained a majority of votes. Although the DA increased its presence in the Northern Cape, the ANC won control of the province as a whole.
COPE, the NFP and the IFP also tried to improve their standings but failed to obtain control of any municipalities. Various smaller parties contested the elections, but made no significant impact.
The end results of the 2011 municipal elections were that the ANC won 63.7% of the votes, the DA won 22%, the IFP won 3.9%, the NFP won 2.6% and COPE won 2.3%. Each the remaining parties contesting the elections obtained results below 1%.
Zuma Administration
The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. On May 10, 2009, President Zuma announced his initial Cabinet, which consisted of 34 ministers who are members of Parliament, in addition to the President and the Deputy President, as well as some structural changes to the National Government. Several departments were split and new departments were created. President Zuma also announced his intention to form a National Planning Commission (NPC) which has now been established and is based in the Presidency. The NPC is responsible for strategic planning for the country, and aims to ensure adherence to the “National Plan” by all spheres of the National Government. The NPC is headed up by the former Minister of Finance, Trevor Manuel. Trevor Manuel’s replacement as Minister of Finance is Pravin Gordhan, who had headed the SARS for the past decade.
The mandate of the NPC is contained in the “Revised Green Paper: National Planning Commission” which was released in February 2010. The revised green paper sets out in broad terms how the NPC should work and interact with the government and the broader society. The document lists 11 subjects on which the NPC may want to release detailed reports namely: water, energy, education, health and demography, spatial planning, infrastructure, transport, defense capabilities, climate change and the economy.
The NPC released a diagnostic report on June 9, 2011 that aims to identify the main challenges confronting the country and to examine the underlying causes of such problems. The diagnostic report is not a plan; it provides the basis for a plan.
The diagnostic report covers the following topics:
•	human conditions;

•	material conditions;

•	nation building;

•	the economy; and

•	institutions and governance.
On November 11, 2011, the NPC released its vision statement for 2030 as well as a National Development Plan (NPD) for the Cabinet’s consideration. The NPD focuses on key priority areas and identifies nine primary challenges: high unemployment, poor education outcomes, a high disease burden, divided communities, uneven public-

service performance, settlement patterns that marginalize the poor, corruption, an overly resource-intensive economy and crumbling infrastructure.
The key ingredients for success according to the NPD are:
•	the active efforts of all South Africans;

•	growth, investment and employment;

•	rising standards of education and a healthy population;

•	an effective and capable government;

•	collaborations between the private and public sectors; and

•	leadership from all sectors of society.
On October 31, 2010, President Zuma announced a reshuffle of the Cabinet to ensure effective service delivery. The reshuffle resulted in seven ministers being replaced and 14 deputy ministers being appointed.
Since October 31, 2010, President Zuma has made the following replacements:
•	Public Works Minister Gwen Mahlangu-Nkabinde was replaced by former Deputy Minister for Rural Development and Land Reform Thulas Nxesi;

•	National Police Commissioner General Bheki Cele was replaced by Major General Nhlanhla Mkwanazi;

•	Minister of Cooperative Governance and Traditional Affairs Sicelo Shiceka was replaced by former Public Service and Administration Minister Richard Baloyi;

•	Public Service Administration Minister Richard Baloyi was replaced by former Communications Minister Roy Padayachie; and

•	Communications Minister Roy Padayachie was replaced by former Deputy Minister for Performance Monitoring and Evaluation Dina Pule.
Legal System
The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.
The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.
Former Chief Justice Sandile Nqcobo retired on August 12, 2011 and was replaced by the new Chief Justice, Mogoeng Mogoeng, on September 8, 2011. Prior to his retirement, President Zuma had extended Chief Justice Nqcobo’s term of office. However, this decision was declared unconstitutional by the Constitutional Court which held that the section of the Judges’ Remuneration and Conditions of Employment Act, which the President relied on to extend the term of office, was unconstitutional. The appointment of Chief Justice Mogoeng ahead of Deputy Chief Justice Dikgang Moseneke was controversial. Mogoeng’s appointment led to the role of the JSC

(which refused to accept nominations other than that of Mogoeng who was the only candidate put forward by President Zuma) being questioned. However, after an intensive two-day interview before the JSC, Chief Justice Mogoeng Mogoeng’s appointment was confirmed.
Broad Based Black Economic Empowerment
Broad Based Black Economic Empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of historically disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to such persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act of 2003 (BBBEE Act), which became effective in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, Coloureds and Indians. On June 18, 2008, the High Court of South Africa ordered that South African Chinese persons (who are South African citizens or would have obtained citizenship but for the previously applicable discriminatory laws) be included within the ambit of the BBBEE Act. The BBBEE Act aims to facilitate BBBEE by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent in which workers, communities and cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment.
The DTI has, as empowered by the BBBEE Act, issued the BBBEE Codes of Good Practice (the Codes) on Black Economic Empowerment (BEE). The Codes, which were promulgated February 2007, must, as far as is reasonably possible, be applied by every organ of the National Government and local government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes cover concepts such as the measurement of ownership and management control, preferential procurement, employment equity, skills development, enterprise development, residual (industry specific and corporate social investment initiatives), and also qualifying small enterprise sections. Other issues covered include fronting practices, specified verification issues relating to the complex structures, multinationals and state-owned/public entities. These Codes, which are subject to review by the Minister of Finance in 2017, are intended to encourage both public and private entities, through the issuing of licenses, concessions, sale of assets and preferential procurement, to implement appropriate BEE initiatives.
The Codes have given multinational companies flexibility in the manner in which they can implement the Codes should they wish to do so. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved by implementation of “equity equivalents” programs which must be pre-approved by the Minister of the DTI as well as the ministry of the industry in which the relevant multinational enterprise operates. Such equity equivalent programs focus on skills transfer, empowerment of SMME businesses and broader socio-economic empowerment projects. The BBBEE Act places a legal obligation on state agencies to contribute to BBBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act No. 5 of 2000 (PPPFA) was promulgated as a result of Section 217 of the Constitution which states that all spheres of government must have a mechanism in place that would bring about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). In December 2006, when the Codes were approved for gazetting, Cabinet gave the DTI and National Treasury a mandate to amend the PPPFA to advance the objectives of the BBBEE Act and the related strategy, as these two pieces of legislation were in conflict of each other. The draft amended PPPFA was gazetted for public comment on August 20, 2009. On June 8, 2011, the Minister of Finance gazetted new regulations in terms of the PPPFA which will become applicable to all entities listed in Schedules 2 and 3 of the Public Finance Management Act (1 of 1999) as of December 7, 2011. In terms of the new Regulations, the BBBEE contributorship level of an enterprise (calculated with reference to the Codes) will account for up to 20 points in respect of all tenders of the value between R30,000 and R1,000,000 and up to 10 points in respect of tenders exceeding R1,000,000.

Although the BBBEE Act does not place a legal onus on private sector entities to comply with its provisions, a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation sector specific charters. The BBBEE Act provides for the DTI to publish and promote any transformation charter (for later development into industry codes) for a particular sector of the economy, provided that charter (or code) has been developed by the major stakeholders in that sector and advances the objectives of the BBBEE Act. These charters/codes set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Agri-BEE Charter, the Marketing, Advertising and Communication Sector Charter, the Integrated Transport Sector Codes, the Forest Sector Code, the Construction Sector Code, the Tourism Sector Code and the Chartered Accountancy Sector Code. Other charters are being developed and draft versions thereof have been released. These include the draft Property Sector Charter, the draft Financial Sector Charter and the draft Information and Communication Technology (ITC) Charter.
Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE, providing certainty as to the requirements of BBBEE, ensuring that the objectives of BBBEE are properly adhered to and encouraging investment in South Africa.
Land Reform
Land reform in South Africa is a complex issue, due both to the apartheid era’s legacy of dispossessing black South Africans of their land and to current human development challenges. The National Government seeks to, within the framework of the judicial process and the Constitution’s protection of private property rights, facilitate the equitable transfer of land to South Africans who were previously dispossessed of their land as a result of the land dispossession policies of the previous regime in South Africa.
In order to achieve such equitable land transfer, the National Government has developed a land reform strategy program that focuses on restitution, redistribution and land tenure reform, as outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding.
The Department of Rural Development and Land Reform had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white owned commercial agricultural land to those previously dispossessed of such land. In June 2007, the National Policy Conference of the ANC resolved that it was necessary to develop a detailed strategy in order to meet the 30% target. Pursuant to this, the Department of Public Works released a policy document on the expropriation of land and other property in the public interest or for public purposes. The policy document had two main objectives: (1) to enable the state to use expropriation as a means to affect land reform and (2) to align the Expropriation Act of 1975 with the Constitution. To achieve these goals, the Expropriation Bill was presented before Parliament on April 11, 2008, and after certification of the Bill, was published for public comment. On August 27, 2008, the Portfolio Committee on Public Works withdrew the Bill until further notice, stating that more time was needed to ensure consultation with a wide variety of stakeholders.
It has become apparent that the goal to redistribute 30% of white-owned commercial agricultural land to those previously dispossessed thereof will not be achieved by 2014. By October 2011, the National Government had redistributed 7.6 million hectares (or 7%) of such land, and it appears that the National Government will extend the deadline to 2020.
The Commission on Restitution of Land Rights has developed a strategic plan to finalize the remaining claims that addresses issues such as price negotiation, untraceable claimants, disputes and jurisdiction. The Department of Rural Development and Land Reform is in the process of verifying all outstanding claims. The final report will be released by March 31, 2012.
The implementation of the land restitution and land reform programs are supported through allocations to the Department of Rural Development and Land Reform. Expenditure grew from R2.0 billion in fiscal 2005 to just over R7.3 billion in fiscal 2010, mainly due to the increase in land reform and restitution grants, and is expected to increase to R9.9 billion by fiscal 2015.
The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreigners.
Significant strides have been made in the area of land reform:
•	by the end of October 2011, 411 farms have been recapitalized;

•	the Department of Rural Development and Land Reform has established a Social, Technical, Rural, Livelihood, Infrastructure and Facilitation (STRIF) branch and a Rural Infrastructure Development (RID) branch to support the comprehensive rural development program;

•	the Department of Rural Development and Land Reform has developed a model for handling claims with respect to land situated on strategic national assets such as Kruger National Park, land owned by forestry companies, mining houses and sugar mills where the landowners have made significant capital investment. The value of the properties concerned are considerably high and the Department of Rural Development and Land Reform estimated that an amount in excess of R100 billion would be required to provide restitution; and

•	in November 2011, the Department of Rural Development and Land Reform together with the World Bank launched the local and community driven development program, which empowers communities to take charge of their own development.
Mining Industry Reform
Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Mineral Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxaro Limited, Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver production in South Africa.
As of June 2011, over 500,000 people were directly employed by the mining sector, of which over 169,000 were employed in the gold mining industry. As of December 2009, there were 1,548 registered mines and quarries in South Africa.
The Mineral and Petroleum Resources Development Act (MPRDA) and the Mining Charter
The National Government enacted the MPRDA in 2002. The MPRDA, which came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter (the Mining Charter), recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for HDIs (including women-led entities) and promotes economic growth, employment and socio-economic welfare, and security of tenure. The DMR is currently reviewing the MPRDA to address issues such as transfer of rights, amendments of rights, turnaround times, consultations, delegations of authority, mining titles office, application criteria etc., and expects to complete the review by the end of 2012.
The Minister of Mineral Resources (previously the Minister of Minerals and Energy) is the competent authority in regard to granting prospecting and mining rights. In granting rights to HDIs, the DMR’s objective for fiscal 2011 was to grant 37 such rights, 30 of which have been granted.
The DMR is also responsible for managing environmental impacts from mining related activities, and by the end of September 2011 was ahead of schedule, having conducted 993 environmental inspections out of a target of 1,380 inspections.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans. The Minister of Mineral Resources, the Chamber of Mines and the National Union of Mineworkers signed the stakeholder’s declaration on strategy for the sustainable growth and meaningful transformation of South Africa’s mining industry on June 30, 2010.
The Mining Charter was reviewed after its first 5 years, as agreed by its signatories. The result of the review is the recently published 2010 amendment to the Mining Charter which reaffirms the 2014 targets of the Mining Charter (the Revised Mining Charter).
The requirement under the Mining Charter for mining entities to achieve a 26% Historically Disadvantaged South Africans (HDSA) ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers by 2014 (these targets are exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of annual income generated from South African mining companies towards the socioeconomic development of South African communities via a social development fund beginning in 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management level, senior management level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve housing and living standards for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter (the Scorecard) makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining and/or prospecting rights.
In 2008 the Mineral and Petroleum Resources Development Amendment Act was passed to do the following:
•	improve the MPRDA;

•	transfer environmental regulation of mines to the Minister of Environmental Affairs and Tourism;

•	deal with challenges of implementing the MPRDA;

•	implement technical improvements to the MPRDA to improve efficiency in the management of the country’s mineral resources;

•	improve the handling of residue stockpiles and residue deposits; and

•	streamline the process of obtaining ministerial approval for cessions, transfers and encumbrances of rights aimed at promoting and protecting new entrants into the mining industry and of facilitating economic development.
This Act is yet to come into force. The DMR is currently looking at further possible amendments to the MPRDA to reinforce the objectives of the MPRDA, to promote investment in the mining sector and to improve the system of granting rights.
Other Mining Industry Initiatives and Legislation
The Mineral and Petroleum Resources Royalty Act of 2008 (the Royalty Act) is aimed at ensuring that the country benefits from the exploitation of its mineral resources by imposing a resource rent on holders of rights. It also seeks to stimulate investment in the sector and potential investors’ need for certainty. The Royalty Act recognizes that mineral resources are non-renewable and are part of the common patrimony of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Royalty Act set out the classification of the mineral resources and their corresponding royalty rate. The Royalty Act was passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Royalty Act was assented to by the President on November 24, 2008 and Section 1 of the Act came into force on November 1, 2009 and the remaining provisions of the Royalty Act came into effect on March 1, 2010.
In addition National Government launched an organization called the South African Women in Mining Association in 1999, with a focus on assisting informal mining groups in obtaining mining rights, running mining businesses and promoting female empowerment in the mining sector in accordance with the provisions of the Mining Charter. This initiative was followed by the launch in 2007 of the Youth in Energy and Mining (YEM), a program aimed at young people with an interest in the mining and energy sectors. YEM seeks to promote skills development, procurement, beneficiation enterprise development and small scale mining.
The mining industry has also established the Mining Industry Growth, Development and Empowerment Task Team (MIGDETT) to help manage the negative effects of the global economic crisis and to save jobs, as well as to position the industry for growth and transformation in the medium to long term. Membership of MIGDETT includes the mining industry, the National Government, organized labor and other stakeholders. Mining safety continues to be an area of concern as on average there are approximately 150 mine worker fatalities annually. These fatalities are attributable to a lack of stringent safety measures. The amendment of the Mine Health and Safety Act (Act 29 of 1996) (MHSA) is underway. Consultations with affected parties took place throughout 2011. The review of the MHSA seeks to strengthen enforcement provisions; simplify the administrative system for the issuing of fines; reinforce offences and penalties; remove ambiguities in certain definitions and expressions; effect certain amendments necessary to ensure consistency with other laws, particularly the MPRDA.
Crime Prevention
Despite notable achievements made during fiscal 2011, the fight against crime and corruption remains a top government priority. Based on outcome 3 of the 12 outcomes set by the new administration, the Justice, Crime Prevention and Security (JCPS) Cluster has adopted a more holistic and integrated approach to fighting crime. This is outlined in the Cluster’s service delivery agreement.
Outcome 3 (All people in South Africa are and feel safe), seeks to achieve the following outputs:
•	reduction in the overall levels of serious reported crime;

•	an effective, efficient and integrated criminal justice system;

•	eradication of corruption, including bribery by officials within the Justice, Crime Prevention and Security Cluster;

•	manage and improve the perceptions of crime among the population;

•	improve investor perception, trust and willingness to invest in South Africa;

•	effective and integrated border management;

•	secure the integrity of identity and status of citizens and residents; and

•	combat cyber crime activities.
The implementation of the delivery agreement is coordinated by the Department of Justice and Constitutional Development. Critical elements of the criminal justice system revamp, whose implementation started in fiscal 2010, have been incorporated into the delivery agreement.
In order to effectively deal with the scourge of corruption, the JCPS has set up an Anti-Corruption Task Team. The task team comprises the Directorate for Priority Crime Investigation (DPCI, commonly known as the Hawks), the Special Investigating Unit (SIU) and the NPA. This task team is supported by the South African Revenue Services (SARS), Financial Intelligence Centre (FIC) and the departments of National Treasury and

Public Service and Administration. It is mandated to coordinate the work done by various law enforcement agencies and watchdog bodies that fight corruption in order to fast-track the investigation and prosecution of high priority corruption cases. The task team provides the coordinated multi-disciplinary analytical, investigative, prosecutorial and forfeiture capacity required to achieve outputs 3 and 5 of the JCPS delivery agreement.
In addition, the National Government has set up the following task teams and units to complement the work that is being done by the criminal justice sector, in addressing corruption, particularly in the public sector:
•	The Multi-Agency Working Group on Procurement — This team was established by the Minister of Finance to deal with irregularities in the government procurement system, focusing on closing systems gaps and early detection of leakages. It aims to strengthen compliance with supply chain policies and procedures in all three spheres of government. It comprises the Auditor-General (AG), SARS, FIC, Department of Public Service and Administration and SIU. It is supported by the Hawks and NPA.

•	The Special Anti-Corruption Unit — This unit was established by the Department of Public Service and Administration to assist government departments with managing corruption cases among public servants, from investigation to conclusion. It investigates officials with undeclared business interests; officials doing business with the government without disclosing their business interests; officials performing remunerative work outside the public service without permission; and officials who solicit and/or receive bribes in return for performing or not performing official duties as well as those receiving grants or benefits unlawfully. It operates through a multi-agency approach, collaborating with key stakeholders such as the SIU, AG, National Treasury and the Public Service Commission.

•	Department of Cooperative Governance and Traditional Affairs Inspectorate on Fraud and Corruption - The inspectorate was set up to deal with corruption matters at the local government level. It promotes ethical conduct among councilors; analyzes corruption trends; and develops strategies to assist municipalities, South African Revenue Service and other State agencies, to expedite corruption cases. The Inspectorate complements efforts being made by the Department of Public Service and Administration’s Anti-Corruption Unit. It also works closely with the Police and the SIU.
In order to facilitate a multi-sectoral approach to fighting crime, the JCPS Cluster has developed a Social Crime Prevention Strategy. It focuses on the implementation of concerted social crime prevention initiatives and creating a dedicated and integrated crime prevention capacity, whilst maximizing the participation of communities and civil society organizations.
South African Police Service (SAPS)
Crime prevention and internal security in South Africa is the primary responsibility of the SAPS. The SAPS’ strategic priorities include prevention, investigation and combating of crime. Its ability to respond to crime has been enhanced through the development of a specialized, properly resourced, technologically advanced, adequately skilled and well-managed police force, focusing mainly on Visible Policing, the Directorate of Priority Crime Investigations, Crime Intelligence and the Criminal Record and Forensic Science Service. More effort is also directed towards mobilizing all sectors of society in the fight against crime through the establishment of partnerships with communities, research and academic institutions, business community, media and civil society.
Structural changes have been introduced in the detective services environment with emphasis on the re-establishment and capacitating of specialized units. The re-establishment of the Family Violence, Child Protection and Sexual Offenses units commenced in 2010. By the end of fiscal 2011, 1,864 police officials and 218 support staff had been placed at these units. The units focus on sexual offences in terms of the Criminal Law (Sexual Offenses and Related Matters) Amendment Act 32 of 2007; person directed crime (i.e. assault with the intent to inflict grievous bodily harm and attempted murder); illegal removal of persons (i.e. kidnapping and abduction) and electronic media facilitated crime (i.e. exploitation of children by means of the production, distribution, importation and possession of child pornography in terms of the Films and Publications Act 65 of 1996).

Technology is a critical success factor in most of SAPS’ operations. Substantial investments have been made in upgrading technology within its divisions including Visible Policing, Detective Services, Crime Intelligence and the Criminal Record and Forensic Science Services. Furthermore, SAPS continues to contribute significantly towards the establishment of an integrated, modernized and well-managed criminal justice sector, in line with the priorities of the JCPS Cluster.
SAPS operates 1,125 police stations in nine provinces. Its staff establishment stood at 193,892 at the end of March 2011 and is expected to increase to 202,260, by fiscal 2014. This increase is mainly to boost the capacity of crime intelligence and provincial tactical response teams. The skills gap will be bridged through continued skills development and the appointment of skilled personnel. SAPS training in fiscal 2011 mainly focused on detective training, client/customer service as well as victim support and combating of violence against women and children.
Fiscal 2011 saw a drastic reduction in the level of serious crime. In terms of the ratio per 100,000 of the population, the crime rate declined from 4,302.1 in fiscal 2010 to 4,143.6 in fiscal 2011, which translates to a decrease of 3.7%. Contact crimes accounted for 30.8% of the total crimes, other serious crimes 25.8%, property-related crimes 25.8%, crimes detected as a result of police action 11.2% and contact-related crimes 6.4%.
The rate for contact crimes declined by 6.9% from 1,371.4 in fiscal 2010 to 1,277.2 in fiscal 2011. In terms of its sub-categories, significant decreases of 12.2%, 12.0% and 7.1%, were recorded for attempted murder, robbery with aggravating circumstances and common assault, respectively. Murder, common robbery and assault with intent to inflict grievous bodily harm declined by 6.5%, 5.9% and 4.5%, respectively. The rate for contact-related crimes declined by 6.3%, from 281.5 in fiscal 2010 to 263.8 in fiscal 2011. Its sub-categories, namely arson and malicious damage to property, declined by 3.7% and 6.4%, respectively. Property-related crimes rate declined by 4.8% from 1,122 in fiscal 2010 to 1,068.7 in fiscal 2011. Substantial decreases of 11.3% and 8.2% were recorded for theft of motor vehicles and motorcycles and stock theft, respectively. Burglary at residential premises and burglary at non-residential premises decreased by 4.8% and 5%, respectively. The rate for other serious crimes declined by 2.4% from 1,096.7 in fiscal 2010fto 1,069.9 in fiscal 2011. All theft not mentioned elsewhere and shoplifting declined by 1.2% and 12.7%, respectively.
There were 54,986 charges reported and 16,446 carried forward, of commercial crimes, in fiscal 2011. The detection rate for commercial crime increased from 36.6% in fiscal 2010to 68.4% in fiscal 2011. Of the 44,203 charges referred to court, 3,585 were withdrawn and 1,290 were unfounded. Internet fraud decreased from 2,533 in fiscal 2010to 1,981 in fiscal 2011. Fraud with counterfeit cards increased by 39.7% from 2,906 cases in fiscal 2010 to 4,059 in fiscal 2011.
During fiscal 2011 the SAPS signed a Memorandum of Understanding with Business Against Crime South Africa (BACSA) which focuses on the service delivery agreement. A revised Anti-Corruption Strategy and support structures have been developed in terms of the Minimum Anti-Corruption Capacity Requirements (MACC) to ensure compliance of SAPS to eradicate corrupt activities within the service. From the assessment that was undertaken, SAPS was found to be 69% compliant with the MACC. The MACC prescribes a specified minimum anti-corruption capacity that must be established in all departments.
In the 2010 Transparency International Corruption Perception Index, South Africa remained 54 out of 178 countries despite a slump in the Corruption Perception Index from 4.9 in 2008 to 4.5. Within the Sub-Saharan Africa region, South Africa is ranked fifth with regards to the level of transparency.
Department of Justice and Constitutional Development
In order to ensure the effective implementation of the JCPS Cluster’s delivery agreement (achieving Outcome 3: All people in South Africa are and feel safe), the Department of Justice and Constitutional Development continues to play the coordinating role, providing the support required for the efficient functioning and proper resourcing of the Cluster. In order to improve coordination and effectiveness of the Cluster in processing cases, various protocols have been developed. These include the Bail Protocol; Court Screening Protocol; Legal Aid Court Protocol; Alcohol and Drugs Protocol; Post Mortems and Toxicology Analysis Protocol; and the Mental Observation Protocol, among others. A Crime Scene Investigation Manual has also been completed. The Chief Justice has established a coordinating committee dealing with case-flow management and in particular backlog cases. This Committee is aimed at ensuring greater interaction between the criminal justice system role players and the judiciary.
Integration of IT systems between the different JCPS Cluster departments to facilitate effective exchange of information, remains a priority for the Cluster. Some integrations have already taken place such as the video arraignment between the departments of Correctional Services and Justice and Constitutional Development. The other integrations are either at development or pilot stages.
In order to improve access to justice, especially by people living in townships and rural areas, the Department of Justice and Constitutional Development (DOJCD) continues to build new courts and expand existing ones as well as utilize mobile courts. The court records off-site storage was introduced as part of the DOJCD modernization program to improve access to court records for the public and the judiciary.
The SIU, a public entity dedicated solely to fight corruption, works closely with the NPA to make sure that prosecutions take place. The past two years have seen a huge increase in the demand from state institutions for forensic investigation services provided by the SIU. For example, in fiscal 2011, President Zuma issued 18 Proclamations for the SIU, the most ever in its history. The investigations cover national departments, provincial departments, local government, State agencies and institutions. The investigative capacity of corruption fighting state institutions will be strengthened over the medium term to meet the increasing demand for their services.
NPA
The NPA is in the process of amending the NPA Act 32 of 1998, to ensure effective performance of its functions. This is intended to enhance the independence of the NPA. The Act guarantees its independence in relation to the institution of criminal proceedings and not in relation to financial management as this is the function given to the accounting officer of the Department of Justice and Constitutional Development. The NPA identified the following organizational measurable objectives:
•	improve prosecutorial efficiency by increasing the number of criminal court cases finalized;

•	increase the use of alternative ways of delivering justice by increasing the number of cases finalized, including alternative dispute resolution mechanisms (ADRM) by 20% in 2014;

•	improve prosecutorial efficiency in dealing with specific crime focus areas including complex commercial crime by increasing the number of cases finalized by the Specialised Commercial Crime Unit;

•	maintain the conviction rates in the high courts, regional courts and district courts, at 45% in fiscal 2014;

•	improve justice services for the victims of sexual offenses by establishing additional Thuthuzela Care Centres;

•	protect and support vulnerable and intimidated witnesses by ensuring that no witnesses are harmed or threatened while in the witness protection program;

•	reduce the percentage of witnesses that walk off the witness protection program;

•	contribute to reducing the incentive for crime through removing its proceeds from the control of criminals;

•	increase the number of new completed forfeiture cases;

•	maintain the number of new freezing orders and the value of new freezing orders success rate; and

•	maintain the overall success rate in the Asset Forfeiture Unit.
Department of Correctional Services (DCS)
Based on the 2005 White Paper on Corrections, the DCS remains committed to developing and implementing programs centered on rehabilitation of offenders. This is critical for reducing the rate of recidivism. In order to create a conducive environment for rehabilitation, the department will continue to upgrade and rehabilitate old facilities as well as construct new ones. Between fiscal 2010and fiscal 2011, the level of overcrowding was reduced by 5.8%, from 40.6% to 34.9%. The reduction is attributed to implementation of a multi-pronged overcrowding strategy, including provision of additional bed spaces and collaboration with other criminal justice stakeholders, to improve diversion options and implement the Bail Protocol. The reduction will impact positively on the DCS’ rehabilitation efforts. In addition, the DCS will intensify the implementation of strategies to attract and retain key staff required for the execution of its core functions and align its operations to the 2005 White Paper on Corrections.
The DCS’ work on improving the offense specific rehabilitation interventions has resulted in the development of a comprehensive corrections program on economic crimes. Significant progress has been made in relation to development of partnerships with academic institutions on offender assessment and profiling. In this regard, a Memorandum of Understanding has been signed with UNISA and the University of Pretoria and implementation will commence during the first quarter of fiscal 2012.
Due to the strengthening of partnerships with external service providers, participation of offenders in care programs has improved significantly, contributing to the rehabilitation process of offenders. For the past two years, the DCS has been running intensive training programs for spiritual care personnel, to enhance their knowledge and understanding of policy procedures, guidelines, service level standards and effective management of spiritual care services. This has already started to yield positive results in terms of service delivery.
International Relations
Having emerged from the international isolation of the apartheid era, South Africa has become a leading international actor. Its principal foreign policy objective is to develop good relations with all countries, especially its neighbors in the Southern African Development Community and the other members of the African Union (AU). As of September 2011, South Africa hosted 125 high commissions and embassies as well as 33 international organizations. South Africa has 109 embassies and high commissions and 14 consulates abroad.
South Africa was one of the 51 founding members of the United Nations (UN) in 1945. On November 12, 1974, the UN General Assembly suspended South Africa from participating in its work, due to international opposition to apartheid. South Africa was re-admitted to the UN in 1994 following its transition into a democracy. Twelve years after re-admittance to the UN, South Africa was endorsed by the AU and elected to serve as a non-permanent member of the UN during the 2007-2008 term. South Africa began its second term as a non-permanent member of the UN’s Security Council for the 2011-12 term on January 1, 2011.
South Africa has been active in other bodies and functional committees of the UN, including:
•	International Criminal Tribunal for Yugoslavia (2005 to 2009): Judge J. Moloto;

•	UN Human Rights Council, the successor to the Commission on Human Rights (2006);

•	International Criminal Court (2003 to 2009): Judge N. Pillay; and

•	International Tribunal for the Law of the Sea (2005 to 2014): Judge A. Hoffmann.

•	South Africa also served on the following subsidiary bodies of the UN Economic and Social Council:

•	Commission for Social Development (2006 to 2009);

•	Statistical Commission (2006 to 2009);

•	Commission on Sustainable Development (2007 to 2010);

•	Commission on Population and Development (2007 to 2010); and

•	Commission on Crime Prevention and Criminal Justice (2007 to 2010).
On September 1, 2008, South African Judge N. Pillay was appointed as the UN Human Rights Commissioner in Geneva, Switzerland.
In 1994, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association (IDA), the concessional lending arm of the International Bank for Reconstruction and Development (also known as the World Bank) and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.

South Africa is a member of the G-20, a permanent forum for informal dialogue on key economic and financial policy issues among systemically significant economies. The G-20’s mandate is to help shape the international agenda, to discuss economic and financial issues in areas where consensus had not yet been achieved, and to “lead by example.” In 2008 and 2009, the G-20 led key policy discussion and actions in the economic and financial sector including responses to the global financial crisis, financial regulation and architecture, and macro—economic stability. South Africa is a member of the Financial Stability Board, a structure responsible for the coordination and monitoring of progress in the strengthening of financial regulation globally. South Africa is ahead of many countries globally in the implementation of the key financial standards, especially with regard to bank supervision and compensation.
South Africa has also strengthened its partnership in the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs as a full participant and regular observer, is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and undertakes peer reviews in numerous sectors including economic assessments. South Africa plays a leading role in the region in the area of tax administration and has played a key role in the establishment of the African Tax Administrators Forum an initiative aimed at enhancing the capacity and capability of African tax administrators and in enhancing domestic resource mobilization.
South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.
South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the U.S. have included South Africa in their generalized system of preferences. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, also known as the European Trade Agreement, with the EU so as to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral trading relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement, which took effect in May 2004.
South Africa is a founding member of the IMF and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is 1,868.5 million special drawing rights (SDRs) and its 18,935 votes account for 0.85% of the total number of votes. This places South Africa in 24th position in terms of voting power. However, on November 5, 2010 the Executive Board of the IMF formally approved an increase in redistribution of the IMF’s quota and votes which will increase South Africa’s quota in the IMF to 3,051.2 million SDRs and its votes to 31,996, accounting for 0.634% of the total number of votes. This places South Africa in 33rd position in terms of voting power. In 1993, South Africa drew down 614.4 million SDR from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and as of October 30, 2010, South Africa’s current financial position in the IMF reflects no borrowing from the IMF.
South Africa is a founding member of the World Bank and joined its private investment arm, the International Finance Corporation (IFC), in 1957, a year after the IFC’s formation. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995.
In 2007, South Africa and the World Bank developed a Country Partnership Strategy (CPS) for fiscal years 2008-2012. The strategy supports South Africa’s national, regional, and international development priorities. It aims to build a stronger and more dynamic partnership, with a main focus on providing advisory services and knowledge sharing, and an improvement in the dialogue between South Africa and the World Bank Group. The activities and programs under the current CPS proposal are largely demand-driven and results-orientated. Government departments and agencies in South Africa, who are the end-users of the advisory services and knowledge-sharing, determine the areas of cooperation, take ownership of the projects and co-manage them together with the World Bank from their inception to their conclusion. While Broad priorities are defined for the entire period, the CPS is flexible enough to accommodate new activities which are agreed on a yearly basis consistent with South Africa’s policy priorities.

World Bank instruments to be used are primarily economic and sector work (formal reports and informal policy notes), technical assistance and capacity building. The financing sources are the World Bank budget and grant facilities, which are limited, and the National Government’s own budget. The National Government has indicated its willingness to increasingly deploy its own budget to finance World Bank knowledge services.
In addition to this knowledge sharing based relationship, in 2009 the National Government supported an application by South Africa’s power utility, Eskom, for a US$3.75 billion loan from the World Bank to support Eskom’s infrastructure investment aimed to sustain and increase electricity generation to meet national demands and that of other neighboring countries. The application for the loan was approved by the IRBD’s Board in April 2010 and the Eskom project will help increase generation capacity and avoid an energy crisis across Southern Africa.
South Africa joined the private investment arm of the World Bank, the IFC in 1957, a year after the IFC’s foundation. The IFC’s committed portfolio in South Africa stands at US$800 million of which US$550 million is outstanding as of October 2011. South Africa partners with the IFC in delivering technical and advisory assistance to organizations in South Africa and the region, with the aim of reducing poverty through private sector growth. The IFC’s strategy is to: (i) actively support South African companies going north and going global; (ii) provide advice and financing in under-served niches of the South African market, where IFC can bring value added; (iii) provide technical assistance and related support for small business, with a focus on the informal sector and education; and (iv) support the development of renewable energy and energy efficiency projects.
South Africa has benefited from some of the IFC facilities (Global Trade Liquidity Pool) that are targeted at the response to the financial crisis. South African financial institutions have also partnered with the IFC to facilitate trade finance in Sub-Saharan Africa. IFC has pledged to support South African Clean Technology Investment Plan through financing amounting to US$150 million (split between AfDB and IFC), which is part of the of US$500 million financial envelope from the Clean Technology Fund (CTF). The CTF Trust Fund Committee endorsed the South African CTF Investment Plan in October 2009, paving the way for South Africa to move closer to its vision of generating 4% of its electricity from renewable energy by 2013. South Africa is the only African country to participate as a donor in the IDA, which is the World Bank’s concessional lending window, since 1960. IDA raises funds through three-year replenishment cycles and provides interest free loans and grants to eligible countries (i.e. countries with gross national income per capita of less than US$1,135).
IDA resources are allocated based on Performance Based Allocation which takes into account eligible countries’ performance on institutions and governance factors. In 2007, during the IDA 15 replenishment negotiations, South Africa pledged a total contribution of R204 million to the overall US$41.6 billion resource envelope. South Africa agreed to make three annual payments of R68 million, in January 2009, 2010 and 2011, respectively.
IDA has played a significant role in assisting low income countries’ (LICs) response to the financial crisis. It is projected that IDA will spend up to US$16.2 billion between 2009 and the first half of 2010. This involves a front loading of US$2 billion of annual resource countries for countries affected negatively by the crisis. A temporary Crisis Response Window has also been established to further strengthen IDA’s response to the crisis.
In addition to contributing financial resources, South Africa has played a significant role in advancing the representation and “voice” of LICs in IDA decision making. For the benefit of Sub-Saharan Africa, South Africa has encouraged increased funding for regional projects and has helped to ensure a ring fencing of half of IDA resources for Sub-Saharan Africa.
South Africa played a leading role in the establishment of the AU, to which it became the member in July 2002 after signing and ratifying the Sirte Declaration. The AU succeeds the Organization for African Unity, an organization established in 1963 by African States. President Thabo Mbeki, the second President of the democratic South Africa, became the first President of the AU. As a member of the AU, South Africa is a member of the UN Economic Commission for Africa. South Africa hosts one of the organs of the AU, the Pan African Parliament which was opened in September 2004. The Pan African Parliament consists of elected representatives from the five regions of Africa.

South Africa is a member, and the first chair, of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s primary objectives include eradicating poverty, promoting principles of human rights and democracy in Africa, placing African countries, both individually and collectively, on a path of sustainable growth and development; halting the marginalization of Africa in the globalization process and enhancing integration into the global economy and accelerating the empowerment of women.
South Africa became a member of the African Development Bank (AfDB) by acceding to the founding articles of the AfDB in 1995. Membership in the AfDB is based on shareholding and shareholders have voting rights. South Africa’s current shareholding at the AfDB is 4.5%. During the AfDB Annual Meetings in May 2010, the Board of Governors allocated South Africa a permanent seat at the Board of Directors of the AfDB.
In 2007, South Africa formalized its membership to the African Development Fund (ADF), an AfDB fund providing concessional lending to low-income African countries from donor contributions that are replenished at three-yearly cycles. South Africa doubled its contribution of R33.7 million that it allocated for ADF X (2005—2007) to R67.4 million for ADF XI (2008—2010), and again increased its contribution for ADF-XII (2011-2013) to R120 million. The South Africa and AfDB Country Strategy Paper (CSP) covering 2008—2012.was approved by the Board of Directors in April 2008. The 2008-2012 CSP is aimed at enhancing the AfDB’s partnership with South Africa and is based on three pillars, namely: (i) enhancing private sector competitiveness; (ii) partnership for regional integration and development; and (iii) knowledge management and capacity building. The strategy will continue to build on the AfDB’s comparative advantage in the areas of financial intermediation and infrastructure development, as articulated in the deliverables for the remaining CSP period. In 2009, the AfDB established a regional office, which covers South Africa, Namibia, Swaziland, Botswana, Lesotho and Zimbabwe, as well as AfDB? funded multinational projects implemented by the SADC Secretariat. The regional office is actively assisting AfDB in carrying out its activities related to business development, project identification, preparation and appraisal of operations in the private sector. In July 2011, the Board of Directors of the AfDB recommended that Pretoria and Nairobi serve as the two pilot Regional Resource Centres (RCC). The RCCs will enhance operational efficiency of the AfDB, through increased technical and specialist skills, and local procurement to enable more rapid support to clients. The Pretoria Regional office will be upgraded into a RRC and will serve as a back-up site to house essential services of theAfDB. The RCCs will become operational in 2012.
In November 2009, the AfDB approved a sovereign guaranteed loan of €1.86 billion (approximately R20.7 billion) for the Eskom Medupi Power Project in Lephalale, Limpopo. This followed a US$500 million loan to Eskom from the private sector window of the AfDB. In September 2011, the AfDB signed a US$365 million guaranteed loan with Eskom for its renewable projects. The loan consists of US$265 million from the AfDB’s own resources and US$100 million from the CTF.
South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation at the World Bank and IMF meetings, and discussions with the Group of Eight Industrialized Countries at their summits.
Regional Arrangements
South Africa is a member of the Southern African Customs Union (SACU). The other SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members within a single customs territory in which tariffs and other barriers are eliminated on substantially all the trade between the member states for products originating in these countries.
There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. As interim manager of the common revenue pool, South Africa makes quarterly payments from the pool to the BLNS countries according to a formula agreed to in the 2002 SACU Agreement. The current formula takes into account a variety of variables including GDP size, GDP per capita and the level of intra-SACU trade. Efforts are currently underway to negotiate a new revenue sharing arrangement.

All SACU members other than Botswana are also members of the Common Monetary Area (CMA). The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa’s CMA partners may approach the SARB for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.
In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The SADC is currently chaired by Angola, and other members of SADC are Botswana, Democratic Republic of the Congo, Lesotho, Madagascar, Malawi, Mauritius, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region.
Since 1995, the SARB has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.
The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.
The SADC Finance and Investment Protocol (SADC-FIP) was signed on August 18, 2006 in Maseru and entered into force on April 16, 2010 after two thirds of member states have ratified the protocol. Ratification of the SADC-FIP allows its provisions a legal status, and therefore the ability of members to hold each other accountable for not meeting set targets or standards.
The SADC Protocol on Trade was signed at a Heads of State and Government Summit in Maseru in August 1996, was launched in September 2000 and implementation began in 2001. An important component of the Trade Protocol is the SADC Free Trade Area (FTA), which was launched on August 17, 2008. By the end of 2008, it was reported that member states had eliminated 85% of the tariffs on intra-regional trade in goods. The remaining 15% (which constitute sensitive products) is expected to be gradually reduced to zero by 2012.
In August 2010, the Heads of State and Government Summit noted a comprehensive work program with concrete actions and timelines aimed at consolidating the SADC FTA. The Summit also approved the appointment of a high level expert group to look at how the SADC Customs Union can be speeded up. The group is expected to report back to SADC in December 2011.
The SADC, COMESA and EAC are in a process of establishing a Tripartite Free Trade Area (TFTA). The SADC-COMESA-EAC TFTA provides a comparative advantage and a larger market for South African goods. The three regions comprise 26 countries with a combined population of 527 million people, and a GDP per capita average of USD 1,184. The 26 countries also make up almost 60% of the AU’s population and contribute just over 58% in terms of GDP.
The Heads of State and Government from three Regional Economic Communities signed a historical declaration launching negotiations for the establishment of the TFTA on June 12, 2011 at the Sandton Convention Centre. The Heads of State also adopted a roadmap establishing the TFTA and the TFTA Negotiating Principles, process and institutional framework.

Development Finance Institutions (DFIs)
South Africa has nine national DFIs which are state-owned and report to their respective National Government shareholder departments. DFIs were created to promote social and economic development within South Africa. They do so by providing funds related to a variety of development-associated objectives such as job creation, provision of low cost housing, agricultural development, small and medium enterprise development, black empowerment and industrial and infrastructure development.
DFIs are funded through a mixture of National Government funds, such as grants, guarantees, borrowings and state income. Only two DFIs, the Development Bank of Southern Africa (DBSA) and the IDC, are allowed to invest outside of South Africa’s borders in other African countries. The total asset base of all DFIs as of March 31, 2011 amounted to R183 billion. Major DFIs are DBSA, IDC, National Housing Finance Corporation (NHFC) and Land Bank.
The IDC is the largest DFI in terms of balance sheet size, with assets of R106 billion (as of March 31, 2011) followed by the DBSA at R47 billion. The IDC is the only DFI to pay income tax (at corporate rates). The IDC constitutes 58% (R107.1 billion) of the total asset base while DBSA and Land Bank constitute 26% (R47.4 billion) and 9% (R18.3 billion) respectively. DBSA employs 78% (R37.8 billion) of its total assets to development loans and 14% (R6.4 billion) to equity and financial markets investments. The IDC employs 11.3% (R12 billion) of its assets for development loans and 88% (R95 billion) to equity and financial markets investments.
DFIs are governed by the Public Finance Management Act of 1999 (PFMA) and their own individual legislation and regulations. The IDC intends to invest more than R70 billion in the economy over the next five years, of which R6.1 billion is set aside to assist distressed companies. Of this R6.1 billion, the IDC has approved R4.2 billion, and disbursed R1.8 to save 82 companies. To support the IDC, in 2010, the National Government allocated R400 million to be distributed in fiscal 2011 to rejuvenate the clothing and textile sector under the administration of the IDC.
According to the 2010 MTBPS, the National Government has requested DFIs to reposition themselves and expand their role in supporting the key priorities of the National Government as stipulated in the Medium Term Strategy Framework and the New Growth Path (NGP). To support this process, the National Government is constantly providing additional support to the major DFIs.
The National Treasury has increased the callable capital of DBSA by R15.2 billion, from R 4.8 billion to R20 billion, to step up provision and maintenance of municipal structures, and facilities for social services. In addition, the Land Bank has been recapitalized with R2.5 billion over the last three years and a guarantee of R1 billion provided by the National Government to allow it to focus on lending to developing farmers and other rural development.
The NHFC has secured international loans totaling €50 million from multilaterals for affordable housing development. The National Urban Reconstruction Housing Agency (NURHA) has been granted permission by the National Government to borrow R400 million for social infrastructure and affordable housing.
The National Government has emphasized that DFIs need to operate on a financially stable basis. It is therefore a policy priority that improvements are made to the coordination, oversight and governance of DFIs as well as enhanced monitoring of their financial performance and development impact.
The Minister of Finance recently confirmed that Cabinet has approved the creation of the Development Finance Institution Council. The Council falls under the Minister’s leadership and will ensure a better alignment of government and DFI objectives coupled with enhanced coordination, a stronger oversight of planning and resource allocation for DFIs and an ability to better measure the impact of such programs and investments.
Public Health
South Africa has a well established health sector which comprises 8.5% of GDP. Private sector facilities are of world class standard. Public health facilities have over 4,000 clinics and 400 hospitals throughout the nation and will be progressively strengthened as the recently announced NHI program is implemented. The public sector has over 300,0000 employees and there are 17,000 registered doctors and over 132,000 nurses. Public health spending topped R115 billion in fiscal 2011 and private health spending is of similar magnitude.
Minister of Health Dr. Aaron Motsoaledi was appointed in 2009, and since then a number of recent successes have been achieved in the health sector:
•	mortality rates have leveled and have begun to decline;

•	health personnel numbers have increased by 30,000 over the past three years and now exceed 300,000 in the public sector;

•	the financial position of provincial Departments of Health has improved;

•	a national human resource strategy has been published;

•	Green Paper on National Health Insurance has been published;

•	the National Strategic Plan (NSP) on HIV/AIDS and TB 2012-16 will be launched soon;

•	geneXpert, a new TB diagnostic tool has been introduced in the public sector;

•	introduction of dual and triple therapy has drastically reduced the mother-to-child HIV transmission rate to 3.5%;

•	pneumococcal and rotavirus vaccines are being offered all South African children to protect against pneumonia and diarrhea; and

•	significant price reductions in antiretroviral (ARV) drugs have been achieved.
HIV, AIDS and Tuberculosis (TB
The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This is part of the multi-pronged strategy to improve public health services which also includes hospital revitalization (64 hospitals are currently being built or upgraded), increasing the numbers of public health workers and levels of remuneration of such workers, the introduction of new-generation child vaccines as well as improved infectious disease and TB control programs.
A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. Accordingly, the NSP on HIV/AIDS was launched covering the period of 2007 to 2011. The plan consists of 18 high level goals and hundreds of sub-objectives. The broad groups of intervention are:
•	prevention;

•	treatment, care and support;

•	research, monitoring and surveillance; and

•	human rights and access to justice.
The primary goals were to reduce the rate of new HIV infections by 50% by 2011 and to mitigate the impact of AIDS on individuals, families and communities. It provides an appropriate package of treatment, care and support services, which includes counseling and testing services, healthy lifestyle intervention and nutritional support in order to meets these targets. A new National Strategic Plan on HIV/AIDS and TB 2012-16 will be launched in December 2011.
Spending on HIV and AIDS has grown rapidly to around R20 billion per annum. The 2010-2011 National Budget added an additional R1.5 billion to the Comprehensive HIV and AIDS Grant to screen all pregnant women, step up prevention of mother-to-child transmission and improve drug regimens by implementing dual and triple therapy.
Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. Stats SA estimates that the number of new infections as of mid-year 2010 was 410,000 or 0.82% of the population. HIV infection rates are declining due to prevention and an increase in treatment, which is primarily attributed to a recent increase in the number of facilities providing Anti-Retroviral Treatment (ART). The Actuarial Society of South Africa estimates that the change in the number of new infections in 2008 decreased by 1.5% as compared to 2007, which is the tenth consecutive year since 1998 that the number of new infections has decreased.
Stats SA has estimated that by mid-year in 2010, 5.24 million or 10.5% of the population was living with HIV in South Africa. According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey (2009), the Department of Health estimates that there were an estimated 5.63 million adults and children infected with HIV and AIDS in South Africa.
The highest prevalence rates are found in the public sector pre-natal groups. Pre-natal surveys do suggest, however, that national prevalence rates are leveling off. Prevalence rates vary substantially throughout provinces, with KwaZulu-Natal (39.1%) being the highest and Western Cape (15.1%) the lowest, as measured among pre-natal clinic attendees during the sample period 2004-2006. Variations also exist within districts in provinces.
By June 2011, approximately 1.57 million people were on ART in South Africa and this is planned to increase to three million within the next three years. In his National Address on World Aids Day (December 1, 2009), President Zuma announced drastic changes to the National Government policy on the treatment of HIV/AIDS. Effective from April 2010, all HIV positive children under the age of one will receive free ART, regardless of the level of their CD4 count. All pregnant HIV positive women with a CD4 count of 350 or less, or with HIV symptoms (regardless of their CD4 count level) will have access to ARTs. Previously such women were only eligible when their CD4 count levels were less than 200. All TB patients with HIV will receive ART if their CD4 count levels are 350 or less. In the course of 2011, President Zuma expanded the ARV policy to all HIV-positive persons with a CD4 count of 350. There is some recent evidence that widespread treatment is beginning to turn around national mortality and life expectancy indicators.
By 2009, 96% of public health facilities offered voluntary counseling and testing services which is a marked improvement from the 64% of facilities offering these services in 2005. The Health Ministry is currently embarking on a large scale HIV counseling and testing program and is attempting to increase condom distribution from 400 million to 1 billion per annum.
The epidemics of TB and HIV are linked, with a 70% co-infection rate in South Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB. South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extremely Drug Resistant TB (XDR TB), although together these variants constitute less than 1% of TB infections.
The Department of Health has implemented the Directly Observed Treatment Short-Course Strategy, promoted by the International Union against TB and the World Health Organization. Further steps being taken to strengthen the strategy to combat TB include the tracing and treatment of treatment defaulters to improve cure rates, the hospitalization of MDR TB patients and the treatment of such patients with more expensive second line drugs. From 2010 onward, all HIV positive persons with TB are placed on full ART for life.
Provisions have been made for a mass national vaccination campaign to reduce the incidence of measles and to introduce new generation child vaccines to prevent pneumonia and diarrhea. The Department of Health has also introduced a series of interventions to reduce maternal and child morbidity and mortality. Recent progress in preventing mother-to-child HIV transmission (dual and triple prophylaxis) will assist in reducing child mortality. Child nutrition is improving partly due to the availability of social grants (over 15 million South Africans are monthly recipients, mainly children and elderly). School feeding schemes are available to all school children at selected primary and secondary schools.
National Health Insurance (NHI)
The NHI is one of the 10 key priorities of the health sector Program of Action. It is to be implemented in phases from 2012 over a 14 year period. The first phase will focus on strengthening the public health sector. The Green Paper on NHI was released in August 2011 for public comment. The Green Paper states that the first steps towards implementation of the NHI is through piloting in 10 districts. The districts will be chosen based on the results of audits of all healthcare facilities as well as the demographic profiles and key health indicators. The

NHI’s objective is to put in place necessary funding and health service delivery mechanisms that will enable the creation of an efficient, equitable and sustainable health care system in South Africa. The NHI aims to strengthen and build quality into the health care system through adherence to standards that will cover, inter alia, infection prevention and control; improvement of patient safety and availability of medicines. The first phase will involve improved primary health care services in rural areas and under-served communities and an expanded program of hospital construction and revitalization.
The 2010 MTBPS confirmed that a joint ministerial committee has been tasked with examining the various fiscal and financial aspects of the NHI proposals. Further, public health funding is likely to increase in the future as a result of South Africa’s increasing disease burden.
In preparation, changes have been made to the equitable share formula in order to allow for a more comprehensive health component. Included are subcomponents for primary health care and hospitals. Legislative amendments will be made to allow for a fairer tax regime for medical aid scheme contributions.
National Government intends to improve primary health care as part of an enhanced health care system. Areas that are being considered are as follows: district-based clinical specialist support teams, school based primary health care services, family health teams (including municipal ward-based outreach services, and district based contracts with doctors (such as GPs and multidisciplinary group practices). Another matter under consideration is the alignment of the procurement of medicines by bulk-buying to enable cheaper prices. Furthermore, private sector management skills could be brought into the public sector to improve service delivery.

THE SOUTH AFRICAN ECONOMY
Overview
General
South Africa has the most developed and largest economy in Sub-Saharan Africa. The South African economy accounts for a third of Sub-Saharan Africa’s GDP.
South Africa’s long-term economic expansion has been supported by sound economic policies, healthy public finances and resilient financial institutions pursued steadily over the past 17 years. The growing economy, robust regulatory environment, openness to trade and developed capital markets provide favorable conditions for continued investment and growth in the period ahead.
The sound banking system, low public debt levels and prudential regulations on household debt levels have insulated the nation from the worst effects of the global financial crisis. Growth is expected to pick up over the next three years, supported by robust household consumption growth, sustained infrastructure investment spending and a gradual recovery in private fixed capital formation.
The economy has a fast growing and sophisticated financial sector and wholesale and retail trade, catering and accommodation sectors, as well as a developed manufacturing sector. Financial markets are deep and liquid and both equities and government bonds are actively traded by domestic and international investors.
The country is resource rich; South Africa is the world’s largest producer of platinum and chromium and holds the world’s largest known reserves of manganese, platinum group metals, chromium, vanadium and alumino-silicates.
With the most developed industrial and financial capabilities on the African continent, South Africa has an important role in the integration of regional policies, markets, finance and infrastructure. Outwardly oriented South African companies are among the largest sources of foreign direct investment in Africa and the country’s development financing institutions are playing an increasing role in the funding of regional infrastructure investment.
A history of colonialism and apartheid era politics and economics has left a legacy of inequality still felt today. The Gini coefficient, which is a measure of inequality where 0 indicates no inequality and 1 absolute inequality, was equal to 0.67 in 2008, among the highest in the world. The impact of the apartheid system on education, income and settlement patterns is reflected in the high rates of unemployment in South Africa among Africans, the less educated, women and individuals from more rural provinces. For example, as of September 2011, unemployment among the economically active white population was 5.6%, whereas the unemployment rate among the economically active black population was 28.9%.
Unemployment (and youth unemployment in particular) remains a critical challenge. Only 41% of the adult population (ages 15 to 64) work, either in the formal or informal sector, and employment has yet to recover the 1 million jobs that were lost as a result of the global financial crisis of 2008 and subsequent domestic recession. Currently the unemployment rate for 15-34 year olds is nearly 36%, with young people below the age of 35 accounting for nearly 72% of the unemployed.
Progress is being made in restoring imbalances, albeit slowly. In the period from 2003-2011, there was a 16.2% rise in employment of black South Africans between the ages of 15 to 65 years, the largest percentage increase of any racial group. The long term labor force participation rate has increased from 48% in 1995 to 58.0% in 2008 as more women, Africans and youth have entered the labor market. There is also a small but rapidly growing black middle class. A study by the Bureau of Market Research at the University of South Africa estimated South Africa’s emerging black middle class stood at 9.3 million individuals in 2007, a 47.6% increase from 6.3 million in 2001.
Efforts by government to increase the package of services offered to the poor, including free basic services and the expansion of social grants, have raised monthly real income of the poorest 10% of the population from R742 in 1995 to R1,386 in fiscal 2009 in real terms. However, the impact of the financial crisis and the resultant decline in employment has reduced overall welfare for South Africans.
The key challenge for South Africa is to achieve higher levels of inclusive growth that raises employment and reduces inequality. Low domestic savings, currency volatility, inadequate investment in economic infrastructure, skills shortages and the efficient delivery of government services are other challenges.
The administration has identified job creation as crucial for redressing the structural inequalities of the South African economy, and policies are geared to promoting employment and growth. Policies proposed in the NGP constitute the key means to address these challenges within a prudently managed countercyclical macroeconomic framework.
The NGP commits to prioritize the expansion of network infrastructure, industrial policy to promote higher-value added exports, skills development and interventions to raise youth employment, small enterprise promotion, regional integration and green economy initiatives, as well as the development of rural economies. This is expected to create both direct and indirect employment and investment opportunities for South Africans.
The most recent MTBPS designated R802 billion to improve the country’s infrastructure over the next 3 years (fiscal 2013 to fiscal 2015), with a particular focus on network industries including energy, transport and water. Over R650 billion has been allocated to education over this period to improve the skills levels of South Africans and boost future employment, while R25 billion over the next six years has been allocated towards a range of initiatives that promote competitiveness.
Other measures by the National Government to redress imbalances in the economy include its policy of BBBEE. See “Republic of South Africa — Broad Based Black Economic Empowerment.”
GDP
Between 1994 and 2010, real GDP growth averaged 3.2%. Following a slowdown in growth in 1998, the country experienced a period of high growth which averaged 5.2% between 2004 and 2007. The global crisis that began in 2008 led to a domestic recession in 2009, with a contraction in GDP of 1.7% that year.
The economy emerged from recession in 2010, led by a strong recovery in consumption and a rebound in manufacturing and the services sectors. After having expanded by 2.8% in 2010, real GDP grew by 3.7% seasonally adjusted annualized in the first half of 2011 compared with the second half of 2010, as a result of continued strength in manufacturing sector, the financial and business services sector government spending.
A sharp slowdown in the second quarter growth rate to 1.3% annualized, concentrated in the mining, agricultural and manufacturing sectors, appears to have been driven by a combination of domestic factors such as poor weather conditions, strike activity and key plant closures, as well as Japanese tsunami-related supply disruptions.
Looking ahead, in the near term, the economy remains vulnerable to slowing global demand, but domestic conditions are largely supportive of growth. Real interest rates are low, the banking sector remains well capitalized and the corporate sector holds high levels of cash on its balance sheets. The National Treasury projects GDP growth of 3.1% in 2011, 3.4% in 2012, and 4.1% in 2013, according to the 2011 MTBPS. The output gap is expected to close in fiscal 2015.
During the prolonged economic expansion between 1999 and 2007, all sectors, with the exception of mining, grew at a robust pace. Real value added by the secondary and tertiary sectors increased briskly at average annualized rates of 3.4% and 4.2%, respectively, compared to the 0.4% average annualized growth of mining over the same period.
Growth during the recovery has once again been dominated by the secondary and tertiary sectors where growth has averaged 4.9% and 3.7% respectively on an annualized basis up to the first half of 2011. The largest contributors to growth have been the manufacturing sector production, continued strength in government spending and, increasingly, the recovering finance and business services sectors, as well as wholesale and retail trade. The mining sector’s contribution to growth has been volatile, with a strong positive impact in 2010 and a very small, negative impact in the first half of 2011. The construction sector remains stagnant, following very strong growth in the period ahead of the recession.
The severity of the recession, however, has meant that manufacturing had yet to regain its 2008 peak by June 2011. Manufacturing and agriculture growth rates remain 6.9% and 5.6%, respectively, below their 2008 peaks. All other sectors were experiencing higher growth rates in June 2011 than in 2008.
The following tables show nominal and real GDP and expenditures for the periods indicated.
GDP Summary

					As of and for the
					six-month period
	As of and for the year ended December 31,				ended June 30,
	2006	2007	2008	2009	2010	2011(1)
Nominal GDP (millions of Rand) at market prices	1,767,422	2,016,166	2,274,139	2,395,969	2,664,269	2,884,571
Real GDP (millions of Rand) at 2000 prices	1,659,121	1,751,499	1,814,134	1,783,617	1,834,435	1,882,556
Real GDP Growth (percentages)	5.6	5.6	3.6	-1.7	2.8	3.7
Population (million)	47.8	48.3	48.9	49.5	50.0	50.6
Per Capita GDP (nominal)	36,844	41,524	46,309	48,274	53,147	57,022.2
Per Capita GDP (real)	34,586	36,073	36,942	35,936	36,594	37,214.4

Notes:— (1) First half of 2011, seasonally adjusted and annualized.

GDP and Expenditures (at constant 2005 prices)

						As of and for the
						six-month period
	As of and for the year ended December 31,					ended June 30,
	2006	2007	2008	2009	2010	2011(1)

Rand (million)
Real GDP at 2005 prices	1,659,121	1,751,499	1,814,134	1,783,617	1,834,435	1,882,556
Add: Imports of goods and services	517,462	563,959	572,490	472,927	518,120	547,253
Total supply of goods and services	2,176,583	2,315,458	2,386,624	2,256,544	2,352,555	2,429,809
Less: Exports of goods and services	462,271	492,557	501,196	403,304	421,589	430,085
Total goods and services available for domestic expenditure	1,714,312	1,822,901	1,885,428	1,853,240	1,930,966	1,999,724

Domestic Expenditure
Final consumption expenditure by households	1,073,270	1,132,520	1,157,229	1,134,152	1,184,324	1,227,404.0
Final consumption expenditure by general government(1)	320,802	333,871	349,646	366,519	383,223	396,020.5
Total Final consumption expenditure	1,394,072	1,466,391	1,506,875	1,500,671	1,567,547	1,623,425
Gross fixed capital formation	295,786	337,092	384,655	376,030	361,999	368,365.0
Change in inventories	22,859	19,824	-12,363	-34,492	-3,826	7,434.0
Residual item(2)	1,595	-406	6,261	11,031	5,246	500.5
Total gross domestic expenditure	1,714,312	1,822,901	1,885,428	1,853,240	1,930,966	1,999,724.0
Real GDP (at 2005 prices)	1,659,121	1,751,499	1,814,134	1,783,617	1,834,435	1,882,555.5
Source: SARB and Stats SA.

Notes:— Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.

(3)	First half of 2011, seasonally adjusted and annualized.
GDP and Expenditures as Percentage of Real GDP
(at constant 2005 prices)

						As of and for the
						six-month period
	As of and for the year ended December 31,					ended June 30,
	2006	2007	2008	2009	2010	2011(1)

Real GDP at 2005 prices	100	100	100	100	100	100
Add: Imports of goods and services	31.2	32.2	31.6	26.5	28.2	29.1
Total supply of goods and services	131.2	132.2	131.6	126.5	128.2	129.1
Less: Exports of goods and services	27.9	28.1	27.6	22.6	23.0	22.8
Total goods and services available for domestic expenditure	103.3	104.1	103.9	103.9	105.3	106.2

Domestic Expenditure

						As of and for the
						six-month period
	As of and for the year ended December 31,					ended June 30,
	2006	2007	2008	2009	2010	2011(1)
Final consumption expenditure by households	64.7	64.7	63.8	63.6	64.6	65.2
Final consumption expenditure by general government(1)	19.3	19.1	19.3	20.5	20.9	21.0
Total Final consumption expenditure	84.0	83.7	83.1	84.1	85.5	86.2
Gross fixed capital formation	17.8	19.2	21.2	21.1	19.7	19.6
Change in inventories	1.4	1.1	-0.7	-1.9	-0.2	0.4
Residual item(2)	0.1	0.0	0.3	0.6	0.3	0.0
Total gross domestic expenditure	103.3	104.1	103.9	103.9	105.3	106.2

Notes:— Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.

(3)	First half of 2011, seasonally adjusted and annualized.

Source: SARB.
Gross Domestic Expenditure (GDE)
GDE grew at an average annualized rate of 5.6% between 2000 and 2007, mostly driven by strong growth in household consumption and robust investment growth. Household spending was boosted by rising employment, improved access to financial products and the growing black middle class while stronger growth spurred greater private investment. From 2007, growth in investment by state owned enterprises began to contribute significantly to overall growth in GDE.
Households’ expenditure made up 65% of GDP in real terms in June 2011, and has underpinned the recovery since the recession, accelerating 4.4% in 2010 and 4.7% in the first half of 2011, following a 2% contraction in 2009.
Rising real disposable incomes, expanding employment for higher-skilled workers and low interest rates have sustained consumption levels and enabled households to pay down debt to levels last seen in 2006. Total household debt is 75.9% of disposable income, 6.1% lower than its peak of 82% in the first quarter of 2008, and gearing has been falling — the ratio of debt to total assets has fallen from a peak of 20.4% in the first quarter of 2009 to 17.6% in the first half of 2011. Debt-service costs fell from an average of 7.4% of disposable income in the second half of 2010 to an average of 6.9% in the first half of 2011. Although the equity and property markets remain relatively weak, households’ balance sheets remain healthy. Households remain net dissavers, however, at -0.2% of disposable income in the first half of 2011, little changed from 2010.
Gross fixed capital formation constituted 19% of total GDP in real terms by June 2011, well above the average rate of 13.8% recorded in 2000 but below the recent peak of 22.6% in 2009. Although the pace of investment growth by state owned enterprises has remained robust, it was not enough to offset the impact of sharp declines in private sector investment, which constitutes around 62% of total investment spending in real terms. The completion of a large number of public sector projects related to the 2010 soccer World Cup also impacted the rate of investment growth.
After falling 8.9% in 2009 and 4.4% in 2010, private investment began to stabilize in the second quarter of 2010, and in 2011 grew by an average annualized rate of 3%. Capital formation in the mining and communications sectors has rebounded in particular, buoyed by strong profits and in the communications sector, rising competition and strong demand growth. Investment in residential buildings continues to decline; however, as poor mortgage demand, more stringent financing conditions and rising liquidations have reduced the pace of house price growth.

Investment by state-owned enterprises constitutes 23.6% of total investment spending in real terms and has been the main engine behind the 5.2% growth in real fixed capital formation in the first half of 2011. General government investment only started recording positive growth in the second quarter of 2011, growing by an annualized rate of 3.8% after having contracted by 10.9% in 2010 as a whole, mainly as a result of subdued capital expenditure by local authorities.
Aggregate inventory investment fell sharply between the second half of 2008 and the first half of 2009 in response to weaker domestic and global growth. Inventories fell by R34.5 billion at constant prices in 2009, reducing total GDP growth that year by 1.2 percentage points. Inventory restocking began in the last quarter of 2010, recording R7.4 billion in the first half of 2011 as the economy recovered and capacity utilization rose. Consequently, the ratio of industrial and commercial inventories to GDP declined from 17.3% in 2007 to 13.3% in 2009 and 12% in 2010.
Over the past decade, real consumption expenditure by general government increased at an average annualized rate of 4.7%, resulting in an increase in general government spending as a proportion of GDP from an average of 18.1% in 2000 to 21.4% in the first half of 2011. Most of the National Government’s spending is focused around the provision of social services such as education and health. Compensation of employees constitutes 10.9% of total government spending in nominal terms and debt service payments constitute around 8.3% of total spending. Growth in the National Government’s real outlays on the compensation of employees has moderated from 6% in 2010 to 5.3% in the first half of 2011, thanks to lower wage settlement rates. The 2011 Medium Term Budget Policy Statement has highlighted the importance of directing spending towards investment and service-delivery staff.
Aggregate nominal factor income growth rose by 10.4% in 2011, from 10.4% in 2010 from 14.4% in 2008 and 6.3% in 2009. The 2009 slowdown was the result of a sharp slowdown in the growth in gross operating surpluses, particularly in the primary and secondary sectors. Gross operating surpluses in the services sector also slowed, particularly in the business and financial services sectors, reflecting the contraction in the volume of retail and vehicle sales. Gross operating surpluses have a share of 50.5% of total factor income in June 2011. Although profits across most sectors have grown, the second quarter of 2011 recorded a slight reduction in the annual pace of growth to 9.6% from 12.2% in the first quarter as manufacturing profits were squeezed by supply disruptions related to the Japanese Tsunami and domestic industrial action. Lower commodity prices and weaker domestic and global consumption contributed to the slowdown further.
The annual rate of increase in total employee compensation recovered from 8.5% in 2009 to 10.5% in 2010 and reached 9.5% in the second quarter of 2011, from a 10% increase in the first quarter. The slower pace of compensation growth occurred as wage settlements rates moderated. The ratio of compensation of employees to total factor income was 49.5% in the second quarter of 2011.
Principal Sectors of the Economy
The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.
Real Gross Value Added by Sector
(at constant 2005 prices)

							Contribution
	2006	2007	2008	2009	2010	2011(1)	in 2011

Agriculture, forestry and fishing	35,359	36,301	42,154	40,891	41,247	42,451	2.5
Mining and quarrying	105,364	105,336	99,398	95,185	100,659	103,932	6.2
Manufacturing	275,782	290,246	297,900	266,932	280,190	288,585	17.2
Electricity, gas and water	34,139	35,294	34,198	33,635	34,311	34,853	2.1
Construction	42,582	48,971	53,644	57,630	58,523	58,670	3.5

							Contribution
	2006	2007	2008	2009	2010	2011(1)	in 2011
Wholesale and retail trade, catering and accommodation	206,636	217,607	219,359	213,939	218,570	225,213	13.4
Transport, storage and communication	146,607	156,289	161,672	162,722	167,462	172,203	10.2
Finance, insurance, real estate & business services	324,002	349,501	375,090	378,421	385,491	394,385	23.4
General gov. services	214,947	223,618	233,653	243,144	250,539	256,957	15.3
Personal services	93,073	98,247	102,107	101,837	102,493	104,790	6.2
Gross value added at basic prices	1,478,492	1,561,410	1,619,175	1,594,336	1,639,485	1,682,037	100.0
Percentage Growth in Real Gross Value Added by Sector
(at constant 2005 prices)

						As of and for the
						six-month period
	For the year ended December 31,					ended June 30,
	2006	2007	2008	2009	2010	2011(1)

Agriculture, forestry and fishing	-5.5	2.7	16.1	-3.0	0.9	-1.0
Mining and quarrying	-0.6	0.0	-5.6	-4.2	5.8	0.8
Manufacturing	6.4	5.2	2.6	-10.4	5.0	6.1
Electricity, gas and water	3.4	3.4	-3.1	-1.6	2.0	3.3
Construction	10.4	15.0	9.5	7.4	1.5	0.2
Wholesale and retail trade, catering and accommodation	6.0	5.3	0.8	-2.5	2.2	4.1
Transport, storage and communication	5.1	6.6	3.4	0.6	2.9	3.9
Finance, insurance, real estate & business services	9.6	7.9	7.3	0.9	1.9	3.6
General gov. services	3.1	4.0	4.5	4.1	3.0	3.7
Personal services	5.2	5.6	3.9	-0.3	0.6	2.9
Gross value added at basic prices	5.5	5.6	3.7	-1.5	2.8	3.7

Note:—

(1) The seasonally adjusted first half of 2011 compared to the first half of 2010.

Source: Stats SA.
Finance, Insurance, Real Estate and Business Services
The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, auditing, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.
This sector is the largest in the South African economy, constituting 20.9% of total economy.
The growth in real value added by the finance, insurance, real estate and business services sector recovered from a rate of 0.9% in 2009 to 1.9% in 2010 and 3.6% (seasonally adjusted and annualized) in the first half of 2011.
According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which surveys enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,812,000 persons in the quarter ended December 2010 and 1,820,000 persons in the second quarter of 2011.
South Africa has a well-developed financial services sector that has is one of the largest among emerging market economies, with sophisticated banking, bond and insurance markets which have been key strengths in the country’s economic development. The World Economic Forum Global Competitiveness Report 2011 — 2012

ranks South Africa fourth overall out of 142 countries for financial market development. This high overall ranking is underpinned by South Africa ranking second in respect of soundness of banks, first for regulation of securities exchanges (for the second year in a row), and third for the availability of financial services.
The financial services sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited, and three insurance companies, Sanlam Limited, Old Mutual South Africa Limited and Liberty Life Limited, dominating the financial services and insurance industry. See “Monetary and Financial System — Structure of the Banking Industry.”
South African banks are well regulated, have sophisticated liquidity management systems, and limited reliance on funding in foreign currency. South African regulators have tended to maintain more conservative capital adequacy ratios in excess of global standards such as Basel II, and banks have chosen to maintain reserve ratios in excess of these higher required minimums. “Tier one” capital adequacy of South African banks stood at 12.1% in June 2011 (well in excess of Basel III’s 7% requirement); total capital adequacy stood at 15%.
South Africa’s domestic financial sector weathered the global financial crisis relatively well thanks to this more cautious approach, as well as limited exposure to subprime assets and reliance on overseas bank financing. The banking sector, similar to other sectors, experienced a difficult operating environment in the latter part of 2008 and for most of 2009, but most indicators suggest a recovery is underway. The average monthly increase in gross loans and advances for the first 8 months of 2011 stood at 0.6%, below the 0.9% average increase of 2008, but well above the 0.2% increase in 2010 and the 0.2% decline of 2009, boosted in the latter half of 2011 by a recovery in corporate loans and advances, as well as unsecured lending to households.
Non-performing loans have been rising, but remain manageable. Impaired advances as a percentage of gross loans and advances averaged 5.7% in the first seven months of 2011, compared to 5.9% in 2010 and 3.2% in 2008, but credit losses (the actual loss experienced by a bank) as a percentage of gross loans and advances, have fallen to below pre-crisis levels. Credit losses averaged 0.11% of gross loans and advances in 2008, 0.13% in 2009 (peaking at 0.14% in September 2009) and falling to 0.09% in 2010, remaining virtually unchanged for the first eight months on 2011.
After struggling from the effects of the global financial crisis, the long-term insurance sector conditions remain sound, with all long-term insurers covered by the minimum requirement. Growth in the number of policies rose by 6% year-on-year in the first quarter of 2011, before moderating to 5% in the second quarter; it was 2% in 2009 and 1% in 2010. Net premium growth fell 4% year-on-year in the second quarter of 2011 from a 3% year-on-year rise in the first quarter, averaging 3.5% in the first half of the year.
In the short term insurance sector, growth in net premiums rose strongly in the first half of 2011, pushing up growth in profitability. Growth of net premiums in short term insurance increased to 14% in the second quarter of 2011 following no growth in 2010 and a 5% increase in 2009. Underwriting profits, as a percentage of net written premiums, rose to 9% in the first half of 2011from 8% in 2010, 4% in 2009 and 6% in 2008. This improved profitability has been largely driven by a decrease in claims which, as a percentage of net written premiums, fell from 62% in 2010, to 57% in the second quarter of 2011.
The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see “Republic of South Africa — Broad Based Black Economic Empowerment” and “Monetary and Financial System — Financial Sector Charter.”
To further strengthen regulation to support financial stability, the National Government is currently focused on four main areas of reform in the banking sector: strengthening financial stability, broadening financial services for the poor; increasing competitiveness and efficiency; and promoting investor and consumer protection.
A shift is underway to a “twin-peak” approach to regulation with the central bank being responsible for prudential regulation and the financial services regulator for market conduct regulation. Prudential regulation of the insurance sector will be strengthened through the introduction of “Solvency Assessment and Management”, an approach similar to Solvency II in Europe. In addition, a framework to facilitate moving OTC derivative trading to an exchange and the approach to oversight of shadow banking, hedge fund and private equity industries will be reviewed.
Preparation for the implementation of the Basel III capital and liquidity requirements is underway, including the QIS and assessments of the availability of high-quality liquid assets and banks’ ability to adhere to the required standards. A formalized framework of identifying systemically significant institutions is also being developed. Crisis management arrangements are being strengthened between the National Treasury and the SARB. A review of the contingency framework has been conducted in terms of a World Bank/First Initiative project.
Manufacturing
Manufacturing is South Africa’s second largest income-generating sector, constituting 15.5% of the total economy in the second quarter of 2011. This sector produces a wide range of consumer and intermediate goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport equipment, has increased substantially in recent years. Around 35% of total manufactured exports were destined for EU and U.S. combined in 2010, and a further 21% went to SADC partners. As of June 30, 2011, the QES shows that 1,152,000 persons are employed in the manufacturing sector.
The sectors with the highest percentage contribution to total domestic manufacturing production, according to the large sample survey of the industry in 2005, lists that the basic iron and steel (22.9%), petrochemical (22.10%) and the food and beverages as the three foremost industries with highest contributions.
Manufacturing production increased over the past year, with output increasing by 2% in the first eight months of 2011, following growth of 5% in 2010. The rebound in growth has been strongest in the motor vehicles industry. Compared to the June 2009 lows, motor vehicle production has increased by 51% to date. Domestic factors such as strike activity, plant closures and Japanese Tsunami-related supply disruptions have weighed on growth in the first half of the year. However, there has been a steady increase in the utilization of production capacity manufacturing from a low of 77.1% in March 2009 to 80% in 2010 and 80.2% in the first half of 2011.
Since the recession, however, few sub sectors have reached the pre-crisis levels of April 2008 (when total manufacturing peaked).
In light of this and the importance of the manufacturing sector for South Africa’s growth, the National Treasury’s 2011 MTBPS has proposed a competiveness support package of R25 billion over the next six years to boost industrial development, assist enterprises and accelerate job creation South Africa, along the lines of the NGP. This initiative builds on several existing programs and includes tax incentives for industrial investment, technology and training amounting to over R8 billion, improved incentives for investment in industrial development zones, particularly where there is potential to participate in global supply chains and to develop competitive logistics hubs, and a strong emphasis on the green economy, including private sector participation in our renewable energy production program.
Regulatory and administrative reform to facilitate small business development, support for black business development, including preferential procurement and finance facilities and greater emphasis on regional integration are also important components of the competitiveness package.
These initiatives are in addition to a number of programs and incentive structures, often issued as cash grants, such as the Manufacturing Development Programme (MDP), Export Market and Investment Assistance (EMIA), Support Programme for Industrial Innovation and the Competitiveness Fund, as well as a host of programs designed to support the motor vehicles and clothing and textiles industry.
The latest Industrial Policy Action Plan, published by the Department of Trade and Industry, outlines the vision for developing the local manufacturing sector. The National Government’s encouragement of the expansion of the manufacturing sector focuses on mid-stream and downstream processing activities in respect of the country’s natural resources. The policy encourages exports, especially of manufactured products, and aims to improve international competitiveness by removing anti-export bias and logistical constraints. There is a strong commitment to sustainable, green economic growth and local procurement, particularly for black economic empowerment.

The National Government also seeks to encourage the growth of small- and medium-sized manufacturing enterprises through the MDP (which includes an establishment grant of 10.5% of qualifying assets, payable for three years as well as accelerated depreciation and tax holidays) as well as the Small and Medium Enterprise Development Programme, which promotes investment by offering SME’s in manufacturing with investments up to R100 million and a maximum 10% cash subsidy on capital investment costs.
The following table sets forth the most recent data available relating to the composition of manufacturing industry growth by sector for the periods indicated.
Composition of Manufacturing Sector Growth for Fiscal 2011(1)

			Growth contribution
		% growth (Average
	Weights(1)	2010-2011)	Percentage points	%
Petrochemicals	22.1	6.7	1.6	23.9
Basic iron and steel	22.9	2.7	0.5	20.6
Food and beverages	15.4	4.4	0.8	18.1
Wood and paper	10.2	7.6	0.7	9.5
Motor vehicles and accessories	10.9	18.1	1.7	9.3
Furniture	5.2	(2.2)	(0.1)	6.0
Textiles, clothing, leather and footwear	4.9	(4.7)	(0.2)	4.4
Glass and non-metallic mineral products	4.8	(0.2)	(0.0)	5.8
Electrical machinery	2.5	7.0	0.2	3.0
Radio and TV	1.1	(0.9)	(0.0)	1.6
Total(2)	100.0	5.2	5.2	100.0

Notes: —

(1)	Weights are based on the large sample manufacturing survey of 2005.

(2)	Columns may not add up due to rounding.
Basic Iron and Steel, Non-ferrous Metal Products, Metal Products and Machinery
The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. This sector currently represents 22.9% of total manufacturing in South Africa.
While this sector, especially the heavy engineering sub-sector, benefited from the construction boom in South Africa for the five years leading up to the recession, the contraction in local and global demand resulted in negative performance in 2010.
Growth in the physical volume of production of the basic iron and steel, non-ferrous metal products, metal products and machinery sector increased by 0.9% during the first eight months of 2011, following 4.6% growth in 2010 as whole as investment in machinery grew strongly. As of August 2011, the sub-sector was still 22.2% from the peak of April 2008.
In 2010, 27% of basic and iron exports were destined for Asia, of which 4.2% reached China. Europe, albeit during the slowdown, accounted for 25% of these exports. Japan, however, remains the largest importer of these commodities from local producers, importing 13% in 2010.
Petroleum Products, Chemicals, Rubber and Plastic
Output in this sub-sector expanded by 1.3% in the eight months ending August, significantly lower than the 6.1% growth recorded in 2010. Total production is approximately 10% below the April 2008 peak.
The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) accounts for more than one-third of the total fixed capital investment in the manufacturing sector . One of the most important players in the sector is Sasol Limited, the only South African owned chemical and fuel manufacturing enterprise. The company has focused on using low-grade coal resources to produce liquid fuel and raw material for a range of byproducts, including fertilizers, waxes, explosives, paints and plastics.
The development of a phosphate industry, using low-grade coal deposits, has made South Africa self-sufficient with regards to these materials in recent years. The country is a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.
The largest export market for this sector is SADC, which makes up 30% of the export market; the next largest importer of these products is the EU, which accounts for 16% of total exports.
Food, Beverages and Tobacco
The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. This sector represents approximately 15.4% of total manufacturing production.
The food and beverages sector continued to contribute positively toward overall manufacturing production with an increase of 4.0% on average in 2010. To date, the sector sits approximately 9.6% above the April 2008 highs, while being the only manufacturing sub-sector to post positive production growth, albeit low (2.0% and 4.0%) in both 2009 and 2010, respectively. On a year-to-date basis (up to and including August 2011) the sector is marginally higher (0.11%) than average of the previous year.
Approximately one third of exports from this sector go to SADC, with Zimbabwe as the largest recipient in 2010 accounting for 11% of exports of food, beverages and tobacco. The EU represents 29% of food exports, with the UK and U.S. accounting for 7% and 4% respectively
The prospects for growth in the sector were highlighted by the October 2011 announcement by Nestle South Africa that it will invest R505 million in building two new factories and create 350 permanent jobs after recently acquiring a soya processing company in Potchefstroom.
Furniture and Other Manufacturing
This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. This sector represented approximately 5.2% of total manufacturing production in 2010.
A sharp contraction of 2.5% in 2010 was due to lower domestic demand, in part due to lower credit availability. Following the implementation of the National Credit Act in 2007, production more than halved from 9% in 2007 to 4% in 2008. However, positive output growth resumed in the 2011 calendar year, rising by 3% in the first eight months of 2011.
The EU is by far the largest importer of these products, in 2010 accounting for 45% of total furniture and other manufacturing exports. 35% of exports were destined for Asia in 2010.
Wood and Paper; Publishing and Printing
Output in this sector declined in 2008 and 2009 before recovering and expanding by 5.1% in 2010, before contracting by 0.6% in the first eight months of 2011.
The vast majority of wood and paper products (47% in 2010) are delivered to Asia, while exports to SADC constitute approximately 20%.
Motor Vehicles, Parts and Accessories and Other Transport Equipment
The sector includes the manufacture of motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories.
In 2010, output in the sub sector increased by 20.9% compared to the same period the previous year and 42% to August in 2011. Output in the industry still remains 7% below the highs of April 2008.
A substantial portion of South African motor vehicle production is exported (36% in 2010) were delivered to EU, followed by 29% to the U.S.

The motor industry accounts for the bulk of support available within the manufacturing industry, with an estimated value of incentives of R17.2 billion in fiscal 2010. This sector accounted for an estimated 65% of total incentives. Under the Automotive Production Development Programme, support to the sector has been further extended until 2020. About 81% of incentives the industry receives, in fiscal 2010, are in the form of tax allowances, which can be attributed to Import Rebate Credit Certificates and the Duty Free Allowance, under the Motor Industrial Development Programme. The Automotive Investment Allowance is a direct cash grant. Tariff protection provides about R2.5 billion in direct support in fiscal 2010.
Textiles, Clothing and Leather Goods
This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials, and textiles production using wool, cotton and synthetic fibers.
Output in this sector declined by 4.3% in the first eight months of 2011, a slight moderation in the 6% pace of contraction in 2010. While the sector has traditionally been an important source of job creation, competition from China and other low cost locations has resulted in losses in production, particularly in the clothing industry.
In response, in October 2011 an agreement was reached between the textile industry and the South African Clothing and Textile Workers’ Union in which new employees will be offered salaries 30% lower than existing hires, in exchange for a commitment to create 5000 new jobs by 2014.
The sector also receives support from the DTI. A Production Incentive Program launched in March 2010 to subsidize investment in new machinery and equipment increased support to the sector from R400m in fiscal 2010 to R750m in fiscal 2012. The PIP replaces the Duty Credit Certificates scheme.
The majority of textile and clothing exports are to the EU (36%), followed by SADC (24%) and Asia (17%). South Africa was declared eligible for AGOA on October 2, 2000 and subsequently declared eligible apparel provision on March 7, 2001.
Electrical Machinery and Apparatus
The manufacturing of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment are included in this sector.
This sector grew by 5.5% in 2010 and has expanded by 0.7% during the second quarter of 2011.
By far the largest export destination of electrical machinery products are SADC in 2010 which accounted for 49% of total furniture and other manufacturing exports. The next most important markets are the EU (14%) and Asia (9%).
Other Manufacturing Industries
This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub-sector.
Wholesale and Retail Trade, Catering and Accommodation
This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.
Growth in the real value added by this sector expanded 4.1% in the first half of 2011 and 2.2% in 2010, after declining by 2.9% in 2009.
Growth in 2010 was mainly driven by high demand for new motor vehicles and improved consumer expenditure on durable and semi-durable goods. Having contracted in 2009, durable and semi-durable goods increased by 24.2% and 6.5% in 2010 and 14.9% and 7.6% in the first half of 2011, respectively.
According to QES surveys, wholesale and retail trade, catering and accommodation employed 1,654,000 persons as of the second quarter of 2011, a 1.2% increase when compared to the same period for the previous year.

Wholesale and Retail Trade
The wholesale and retail trade sector is the third largest sector in South Africa. In 2010 it contributed 13.3% to GDP and accounted for 20.2% of formal sector employment. Retail was among the sectors hit hardest by the economic downturn in 2009, contracting by 2.5% in real terms; the value of sales, adjusted for inflation, fell to the lowest levels since 2005.
The wholesale and retail trade sector improved by 2.2% in 2010 and 4.1% in the first half of 2011 as household consumption expenditure recovered supported by low interest rates, sustained growth in real household disposable income, modest reduction in household debt ratio and relatively upbeat consumer confidence. Retail sales expanded by 5% during 2010 and 4.9% in the first half of 2011
The wholesale and retail trade sub-sectors are highly concentrated. Four companies comprise more than 95% of the retail food market. Competition is vigorous among the major chain stores operating these outlets and has led to rationalization and reduced costs throughout the distribution chain. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Despite allegations of market abuse by consumer groups and unions, the Competition Commission has not found evidence of anti-competitive or collusive behavior.
South African wholesalers and retailers have further expanded their operations by establishing distribution and logistical networks in other African countries, particularly Botswana, Mozambique, Zambia, Nigeria, Angola and Ghana.
In September 2010, U.S. based retailer Wal-Mart made an offer to buy a stake in Massmart Holdings, South Africa’s third largest retailer. The merger was approved by the Competition Tribunal in May 2011, subject to certain conditions. However, trade unions and three government departments (Department of Trade and Industry, Agriculture and Economic Development) have requested the merger transaction be reviewed in order to ensure that all the economic effects of the merger are thoroughly dealt with. The Competition Appeal Court is currently investigating the appeal.
Catering and Accommodation Services
The contribution of tourism to South Africa’s GDP is estimated to have increased by 2.7% in 2009 to R198 billion or 7.4% of GDP, with 2010 figure expected to have increased. In 2009 tourism employed 389,100 persons and the target for 2010 was set at 451,700.
Almost 600,000 foreign tourists visited South Africa in June 2011, slightly up from an average of 584,322 visitors who visited South Africa in 2009 but 17% lower than the 727,311 foreigners who visited the country in the same period in 2010, largely reflecting distortions related to the hosting of the World Cup in 2010.
Analysis of the arrival figures for June 2010 to July 2011 showed that growth from South Africa’s traditional tourist markets was moderate, largely due to income losses for consumers in developed countries and base effects from the high tourist figures due to the World Cup.
In the first seven months of 2011, African tourists represented 74.8% of the tourists, Europeans 14.5%, North Americans 4.2% and Asians 3.4%. African tourists continue to grow strongly, with growth averaging 12% in the first seven months of 2011 from 15.6% in 2010, while European tourists declined by 11.6% over in the first seven months of 2011 compared to growth of 13.6% in 2010.
Total income for the accommodation industry in 2011 to August decreased by 8.6% in the first half of 2011 compared to the second half of 2010.
Transport, Storage and Communications
Gross value added in the transport, storage and communications sectors increased by 4.1% between the first and second quarter of 2011.

Transport and Storage
South Africa’s modern and extensive transport system plays an important role in the national economy and in the economy of southern Africa.
The transport sector is a major driver of economic growth through investments in international airports, expansion of ports infrastructure, the introduction of integrated public transport networks and large investments in passenger rail including the Gautrain Rapid Rail Link.
As a contributor to employment, the transport, storage and communication sector has shown a decrease in the number of people it employed from 360,000 in June 2010 to 356,000 in June 2011, according to the June 2010 QES.
The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The income from freight transportation for the three months ended July 2011 increased by 12.2% compared with the three months ended July 2010. The increase was largely attributable to primary mining and quarrying products, manufactured food, beverages and tobacco products and containers, according to Statistic SA’s Land Transport Survey of July 2011.
Transnet, South Africa’s state-owned transport utility, controls all South African freight and long distance railway networks and harbors, although certain of the port terminals such as the Richards Bay Coal Terminal are privately owned. Transnet has made significant progress in spinning off non-core assets such as South African Airways (SAA) and passenger transport services to other National Government departments as well as privatizing assets that do not fit into its freight logistics-focused business model. Transnet has planned capital expenditure of R110.6 billion from the beginning of fiscal 2011 to fiscal 2016. This capital expenditure will require Transnet to raise approximately R33.5 billion additional funding in the capital markets.
Transnet’s multi-modal transportation operations, its 49,078 employees, R137.8 billion fixed assets and R37.9 billion turnover, make the company one of the country’s largest businesses according to Transnet’s 2011 annual report. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports.
The national and local railway network consists of approximately 20,824 kilometers of track and is divided into 10 geographical areas under the control of Transnet Freight Rail. In recent years, it has become increasingly economical to use electrical energy for traction, and electric locomotives now haul most rail traffic.
Transportation in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger land transportation is provided by PRASA, which incorporates Metrorail, Shosholoza Meyl and AUTOPAX, which provide urban rail, long-distance rail and bus services respectively.
The income from passenger transportation for the three months ending July 2011 increased by 11.7% as compared with the three months ending July 2010, due to income increases in road passenger transport according to Stats SA Land Transport Survey, July 2011.
The South African National Roads Agency Limited (SANRAL) is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network and non-current assets estimated to be worth R181.7 billion in fiscal 2010. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,170 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa. For the next three years, R119 billion will be used for road infrastructure, maintenance and upgrading.
The National Government intends to raise R55 billion from public and private sources to be invested in national roads, including the Gauteng Freeway Improvement Project, N2 Wildcoast and Winelands Highways and the Two Oceans Highway in Cape Town. Thus far, a R47.91 billion borrowing limit has been approved for

SANRAL through 2025. This will increase further as more projects are approved. New roads will be funded through the user-pay principle with electronic tolling, if feasible. This will relieve congestion and enhance traffic flow around major metropolitan areas.
Approximately 2.5 million taxi commuters accounted for over 63% of public transport work trips in 2006. The National Government’s Taxi Recapitalization Programme is part of the National Government’s broad integrated public transport network system, which is aimed at forming part of the larger public transport feeder systems. By May 2008, the scrapping of the old and unsafe taxi vehicles and their replacement with new taxi vehicles with better safety features was on track. By May 2011, 41,002 old and un-roadworthy vehicles had been removed from the roads and R2.13 billion had been paid out to the taxi operators as scrapping allowances.
Bus Rapid Transport (BRT) systems provide an exciting and innovative mechanism for implementing high-quality public transportation networks that operate on exclusive lanes and incorporate current bus and minibus operators. The first phases of the BRT in Johannesburg (Rea Vaya), Soweto to CBD, and Cape Town (MyCITI), from CBD along the West Coast and to the airport, are in operation since 2009 and 2011 respectively. The non-operational parts of these phases are in advanced construction. The Nelson Mandela Bay BRT System, which links Motherwell and New Brighton with the CBD and the suburbs, is in a fairly advanced stage of construction.
Public transport infrastructure improvements funded from the Public Transport Infrastructure and Systems Grant between fiscal years 2006 and 2011 totaled in excess of R11.0 billion. The improvements were applied toward the BRT networks in major metropolitan areas and the improvement of services to existing public transport users. It is estimated that between the fiscal years 2012 to 2015, R21.3 billion of public transport infrastructure in cities will be funded from the grant.
PRASA embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. Total capital investment increased from R3.8 billion in fiscal 2010 to R5.1 billion in fiscal 2011, reflecting the commitment to stabilize and improve service levels to commuters. In fiscal 2011, 356 coaches were refurbished. In addition, a national signaling program is underway with projects planned over the next two to three years. Over the next two decades, PRASA will replace all its rolling stock with the delivery of the first coaches expected in 2015.
The National Government has also co-funded the R28 billion Gautrain Rapid Rail Link between Johannesburg and Pretoria. This project links Johannesburg, Tshwane and the Oliver Tambo International Airport through high speed rail services since August 2011. The Gautrain Project is expected to reduce the severe traffic congestion along the Johannesburg-Tshwane traffic corridor, which has 300,000 vehicles per day, growing at an estimated 7% per year. The estimation indicates that the Gautrain Rapid Rail Link will reduce this amount by 20%.
SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA is the largest air carrier in Africa, and became the first airline in Africa to join the Star Alliance Group in April 2006. SAA also provides regular service between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition on both domestic and on international routes. Between 1990 and 2009, 108 bilateral air service agreements were concluded of which 43 are active.
The commercial airport infrastructure in South Africa consists primarily of 10 airports which are owned and operated on a commercial basis by the Airports Company of South Africa Limited (ACSA). Previously, the sole shareholder of ACSA, the National Government sold 20% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005 the Public Investment Corporation Limited (PIC), a body charged with the administration of the state’s pension fund, purchased ADR’s 20% equity stake for R1.67 billion. In the fiscal year 2011, all of ACSA’s airports collectively accommodated 35.1 million passengers, a 8% increase on the 32.5 million passengers in fiscal 2010. Air traffic movements were up to 547,932 from 274,714. This was during the Soccer World Cup year. A regulating committee has been established to, among other things, monitor service, ensure that the monopolistic position of the ACSA is not misused and protect users against excessive price levels.
Approximately 98% of the country’s exports are conveyed by sea. Transnet National Ports Authority (National Ports Authority) is the port authority responsible for the economic functioning of the national ports system. The National Ports Authority was established in 2001 as a result of the restructuring of Transnet’s former subsidiary,

Portnet. Portnet’s operations are now carried out by two entities: the National Ports Authority and Transnet Port Terminals. Transnet Port Terminals operates the cargo terminals at the ports.
The National Ports Authority owns and manages the eight ports within South Africa. The slowdown in the developed market economies, which account for four out of South Africa’s five top export destinations, had a severe negative impact on the operations of the National Port Authority. Statistics from the National Ports Authority show that in the first three quarters of 2011, cargo volumes handled by the National Port Authority grew by 7.0%, respectively compared to the same period in the previous year.
The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world.
The 2012 MTEF estimates the total transport expenditure for fiscal 2012 will be approximately R35.1 billion.
Communications
The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Limited (SAPO) is responsible for postal services, and Telkom SA Limited (Telkom) is the leading provider of telecommunications services.
SAPO delivers to an area of more than 1.2 million square kilometers, with more than 2,400 outlets and 5,500 service points, providing a variety of postal services. SAPO is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget. In September 2010, the National Assembly approved the South African Postbank Limited Bill. The Bill seeks to establish the Postbank as a subsidiary of the SAPO and it will operate within the ambit of the financial and banking regulatory environment, as regulated by the Registrar of Banks. The Postbank has applied to the Reserve Bank for a banking license which is currently being considered. As of March 31, 2011, Postbank deposits amounted to R4.89 billion.
Telkom, the privatized telecommunications company, is one of the largest companies in South Africa and its subsidiaries and joint ventures (Telkom Group) form one of the largest communications services providers on the African continent, based on operating revenue and assets. As of March 31, 2011, Telkom had 22,884 permanent employees; 1.56% less than in the previous year mainly due to retrenchments.
Telkom is listed on the JSE. Effective August 27, 2009, Telkom delisted from the New York Stock Exchange. Telkom’s decision to delist from the New York Stock Exchange was informed by its desire to reduce its cost base.
As of March 31, 2011, the major shareholders of Telkom were (i) the National Government with a direct holding of 39.8%, (ii) Public Investment Corporation, with a direct holding of 10.9% and (iv) Telkom Treasury Stock of 2% comprising of two shareholders, Rossal No 65 (Pty) Limited with 0.4% and Acajou Investments (Pty) Limited 1.6%of Telkom’s issued shares respectively. The remaining 47.3% of Telkom’s issued shares were in free float. For the financial year ended March 31, 2011, Telkom’s Group operating revenue decreased by 5.2% to R33.388 billion (35.213 billion in 2010). Operating profit from continuing operations increased by 6.2% to R2.412 billion and cash flows from operating activities increased by 56.4% to R5.188 million.
As of March 31, 2011, Telkom had total assets of R54.347 billion and shareholders’ equity of R30.264 billion. As of March 31, 2011, Telkom had approximately 4.152 million fixed telephone access lines in service a decrease of 2.8% from March 31, 2010.
South Africa’s cellular phone network is currently shared by five licensees: Vodacom (Pty) Limited, MTN Group Limited, Cell-C (Pty) Limited Virgin Mobile South Africa (Pty) Limited and Telkom. Cellular telephony is among the fastest growing sub-sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Mobile number portability allows customers to switch networks without changing numbers.

Vodacom was initially established as Telkom’s mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa. Vodacom Group ended the financial year with a consolidated wireless subscriber base of 43.49 million of which 8.86 million were in Tanzania, 4.15 million in the Democratic Republic of the Congo, 3.08 million in Mozambique and 859,000 in Lesotho. Vodacom’s group revenue for the financial year ended March 31, 2011 was R54.052 billion.
In March 2009, Telkom’s shareholders approved the sale of 15% of Telkom’s stake in Vodacom to the UK’s Vodafone Group, which was subsequently sold at a price of R22.5 billion, and the unbundling of Telkom’s remaining 35% to shareholders. The deal frees Telkom from the geographic limitations previously imposed by the shareholder’s agreement with Vodafone and ensured the listing of Vodacom on the JSE.
In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom shares was completed. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As of March 31, 2010 the PIC owned 4% of Telkom’s issued shares directly but Black Ginger 33 (Pty) Limited, a wholly owned subsidiary of the PIC, owned a further 8.9% of Telkom’s issued shares. The Elephant Consortium owned 7.2% of Telkom’s issued shares through a special purpose vehicle. The consortium has since sold its stake in the open market; and the National Government owned 39.8% of Telkom’s issued shares. Rossal No 65 (Pty) Limited and Acajou Investments (Pty) Limited owned 1.43% and 1.56% of Telkom’s issued shares respectively. These companies hold Telkom’s treasury stock. Telkom has 44.3% of its issued shares in free float. Telkom declared an ordinary dividend of 145 cents per share (an increase of 16%) for the financial year ended March 31, 2011.
Telkom is currently in talks regarding a potential transaction with Korea Telekom Corporation (KT). The transaction involves KT acquiring a 20% minority equity investment in Telkom for an amount of R4.6 billion. The transaction would be implemented by way of a specific issue of new Telkom ordinary shares for cash at a subscription price of R36.06 per new Telkom ordinary share.
The Telecommunications Amendment Act of 2004 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa, thereby breaking the monopoly held by Telkom. The Electronic Communications Act was signed into law in July 2006, and aims to promote convergence in the broadcasting and telecommunications sectors, as well as regulating the granting of new licenses.
Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.
September 2006 marked the entrance of the long-awaited second national fixed line operator, Neotel. The company currently competes with the incumbent Telkom on most of the services that Telkom provides.
Neotel’s shareholders comprise Eskom Enterprises (Pty) Limited (15%), Transtel (15%), BBBEE shareholder Nexus Connection (Pty) Limited (19%) and strategic equity partners Strategic Equity Partner Company, constituted by Tata Group of India, and two private consortia: CommuniTel Telecommunications (Pty) Limited and Two Consortium (51%).
Mining and Quarrying
The mining sector makes up 5.5% (in real terms) of total GDP and employs 515,000 people, according to the QES. Although the sector’s importance to the South African economy has been declining over the long term, it remains an important earner of export revenues. Mineral export sales (including base metals, iron and steel) accounted for approximately 65% of total export revenues in 2010.

South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. According to a 2010 Citigroup report, South Africa has the world’s largest non-energy mineral reserves, estimated at over US$2.5 trillion. South Africa holds approximately 72.4% of the world’s chrome ore reserves and 87.7% of the world’s platinum-group metals reserves. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium. Furthermore, South Africa has large coal deposits in the Witbank Basin, the Vaal Basin and the Waterberg Coalfields.
South Africa is currently the world’s sixth-largest producer of natural diamonds, measured in carats, after Russia, the Democratic Republic of Congo, Botswana, Australia and Canada. A high percentage of the country’s production is of gem and near-gem quality. The following table sets forth South Africa’s diamond production for the periods indicated.
Diamond Production

Year	Total
(carats)
2004	14,294
2005	15,776
2006	15,153
2007	15,250
2008	12,893
2009	6,103
2010	8870
2011(1)	4214

Source:— DMR (formerly the DME).

(1)	First seven months of 2011.
South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 93% of South Africa’s gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals, coal, chromium, vanadium, nickel, copper, fluorspar and andalusite. In 2009 approximately 53 different minerals were produced from 1,548 mines and quarries, of which 53 produced gold, 45 produced platinum-group metals (PGMs), 108 produced coal and 395 produced diamonds.
South Africa’s mineral industry is export-oriented. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium. The most important export destination for South Africa’s primary minerals remained Europe with 73.0%, while Pacific Rim countries exceeded all other destinations and accounted for 50.5% of the selected processed minerals.
South Africa’s total primary minerals sales increased by 24.4% to R300.3 billion in calendar year 2010, following a sharp contraction of 19.7% to R241.3 billion in calendar year 2009. The rise in sales mainly reflects the rebound in global commodity prices in 2010; volumes expanded by 24.4% in 2010. Industrial metals such as iron ore, manganese, chrome and nickel volumes rose strongly on the back of strong demand from emerging economies, in particular China. The diamond industry, which was particularly severely affected by the global economic recession, recovered strongly with a 46.7% increase in output as global demand strengthened. The PGMs (which include platinum, palladium, rhodium, ruthenium and osmium) saw production increase from 271 tons in 2009 to 287 in 2010, supported by rebounding global industrial activity, but gold production totaled 188 tons in 2010, a 4.5% decline from the volumes produced in 2009. The decline in gold output is related to structural factors including decreasing ore quality and deepening mine pits which have raised the cost of gold mining, as well as rising costs and sporadic safety-related closures.
International commodity prices increased further in the first half of 2011 and the real value added of the mining sector has increased by 4.8%, mainly due to strong production in all sub-sectors except diamonds, copper and iron ore. Total mining production has now surpassed the 2008 peak.
In the NGP policy document, the government identifies mining as one of the key sectors for the acceleration of domestic industrialization and the acceleration of job creation. A number of binding constraints to growth that require policy intervention have been identified, including rail and port infrastructure, the stability of energy supply and ambiguous regulatory mechanisms.
Rail infrastructure is to be improved through the upgrading of two critical coal lines (in Waterberg and Richards Bay) to 80 million tons of coal per annum. The Richards Bay upgrade is due to be completed by 2015. Eskom’s two new coal-fired stations, due to come on line in 2015 and 2018, should reduce the risk of power shortages and the DMR is currently in the process of amending the Minerals and Petroleum Resources Development Act to further simply the regulatory framework and redefine parts of the legislation that have previously been identified as ambiguous.
As part of the NGP, government is creating a suitable environment for downstream minerals beneficiation. In June 2011, cabinet approved a 10-commodity beneficiation strategy, which set out a framework for transforming mined raw commodities into value-added products for export. The ten selected commodities are gold, platinum, diamonds, iron-ore, chromium, manganese, vanadium, nickel and titanium, with coal and uranium bracketed together, and the five value chains are energy, steel and stainless steel, pigment production, auto catalyst and diesel particulate filters, diamond processing and jewelry. The DMR is currently in the process of developing implementation plans for the strategy which are expected to be tabled before parliament in March 2012.
The Mining Industry Growth, Development and Employment Task Team (MIDGETT) was set up in 2008 as collaboration between the Departments of Energy, and Labour and business. MIDGETT’s mandate was to recommend short, medium and long term interventions aimed at mitigating against job losses, monitoring and assessing the impact of the global financial crisis on job loss in the mining sector and preparing the sector for economic recovery.
Following concerns that the mining regulatory framework was inhibiting investment, the Minister of Mineral Resources announced measures to reduce regulatory uncertainty in the mining industry and root out corruption in the awarding of mining licenses. Since September 1, 2010, in an effort to improve transparency in the licensing process, the DMR now places information on the status of exploration and mining licenses on its website. In addition, issuance of prospecting rights, which was previously done at regional offices, is only issued from the head office. This aims to reduce graft and inconsistent application of the law. Senior management has also been deployed to regional offices to strengthen leadership and oversight.
Finally, the DMR has identified areas in the legislation that require clarification including the order of processing applications, the interpretation of regulations on transfer of rights, regulations covering associated minerals and regulations to prevent the fragmentation of rights. It is currently working on proposals that it will table to Cabinet for consideration.
There are a number of structural inhibitors to the mining sector in South Africa. In gold, for example, output has been declining steadily since 1994, mainly due to falling grades and the challenges of aging infrastructure in deep mines, a unique phenomenon for South African mines.
The following table sets forth mineral production for the periods indicated.

Mineral Production

	Index of Production	Index of Production	Total Value of	Total Value of
	Volume Including	Volume Excluding	Mineral Sales	Mineral Sales
Year	Gold(1)	Gold(1)	Including Gold(2)	Excluding Gold(2)
2003	96.4	90.1	117,526.9	84,473.7
2004	99.8	96.6	125,057.8	95,728.1
2005	100.0	100.0	142,817.9	118,216.7
2006	98.5	99.9	193,589.5	157,184.9
2007	97.8	100.2	224,437.7	185,401.1
2008	92.3	96.4	300,714.5	254,722.3
2009	86.1	90.1	241,364.6	192,668.9
2010	91.3	97.0	300,353.6	247,260.5
2011(3)	92.3	98.5	199,855.4	166,197.7

Notes:—

(1)	Base: 2005 = 100.

(2)	Rand millions.

(3)	First seven months of 2011.

Source: Stats SA.
Agriculture, Forestry and Fishing
Agriculture
Together with the forestry and fishing sectors, the agricultural sector contributed to about 2.5% of gross valued added in South Africa during the first half of 2011.
The Commercial Agricultural Census estimated 39,966 commercial farming units in operation in 2007, down from 45,818 in 2002. A widely held view is that there are now about 37,000 commercial farmers in South Africa. As of September 30, 2011, total employment in the agricultural sector was 624 000, below the 803,000 jobs recorded for the sector just over three years ago.
South Africa’s arable resources are poor by world standards. Approximately 12% of the country can be used for crop production and high-potential arable land comprises only 22% of total arable land. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Yet South Africa remains a major food exporter to the Southern African region, mainly due to the sector’s relative maturity and global competitiveness.
There are a number of farming regions that vary according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas, to cattle farming in the bushveld and sheep farming in the more arid regions. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). Nearly 80% of agricultural land is suitable for livestock farming, which contributes almost half of total agricultural output.
Pure agricultural companies such as ZZ2, Karsten, Westfalia and AFGRI are well-established in the sector and have existed since the 1960s. Empowerment policies are encouraging large corporations to take on or do work with black and small-scale partners in order to encourage greater diversity.
Historically, exports of processed agricultural products have outweighed exports of unprocessed agricultural products; in 2009, processed products made up about 98% of total agricultural exports. Agricultural exports totaled about R21.9 billion in 2010, slightly below 2009 exports of R22.2 billion. Exports have been constrained by the relatively strong Rand since 2010, and in the first eight months of 2011 exports totaled R10.4 billion.
South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, growth in agricultural production over the last decade has tended to be lower than population growth over the same period.
Although investment in the sector fell 7.1% between 2009 and 2010, upbeat confidence and higher machinery orders suggest a rebound. The ABC/IDC Agribusiness Confidence Index averaged 60.6 index points during the first three quarters of 2011, compared to an average of 50.7 points during the same period in 2010 and the ACI’s capital investment sub-index also increased during the third quarter of 2011. Tractor sales projections for 2011 were revised upwards in September to between 7,000 and 7,200 units, about 35% to 40% above 2010 sales.
Given the potential of the agricultural sector to absorb a large number of low-skilled unemployed individuals, government is working to improve existing support programs, and ensure that new and revised policies remain supportive of the sector. The NGP policy framework identifies the agricultural sector as a key driver of job creation and will introduce measures to support growth of commercial farming and smallholder schemes with comprehensive support around infrastructure, marketing, extension services and finance. The Department of Agriculture, Forestry and Fisheries (DAFF) intends to allocate R1, 999.7 million to agricultural support services in fiscal 2012 and R2 174.8 million in fiscal 2013, and one of the underlying principles of the recently-released Green Paper on land reform is the preservation and enhancement of agricultural productivity.
As agriculture is a high-risk business, access to finance has been a key challenge for farmers, particularly emerging farmers. A number of platforms therefore exist to improve farmers’ access to finance. These include the Land Bank, the Industrial Development Corporation (IDC) and the Micro-Agricultural Financial Institutions of South Africa (MAFISA). Following financial breakdown, the Land Bank has stabilized its financial position and will increase its developmental lending to emerging farmers over the medium term. At the same time, the IDC is targeting the agricultural sector through its R10-billion Gro-E Scheme, and the number of farmers awarded production loans under MAFISA rose from 5,324 in fiscal 2010 to 5,500 in fiscal 2011. The number of farmers receiving MAFISA loans is expected to increase further to 6,000 in fiscal 2012 and 6,500 in fiscal 2013.
The agricultural sector is also being supported through investments in research and development (R&D). Government recognizes that with South Africa’s limited arable land and water resources, local research on new crop varieties, disease-resistant crops, efficient irrigation systems and ways to improve crop yields, must be at elevated levels to enable continuous improvement of productive efficiency. Institutions such as the Agricultural Research Council (ARC) and the Water Research Commission therefore receive support from government. The ARC received R503.4 million from DAFF in fiscal 2011 for its operations. Transfers from DAFF to ARC are expected to rise to R543.5 million in fiscal 2012 and R679.5million in fiscal 2013.
Forestry
There are approximately 530,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in use of natural forests as sources of medicine, building material, fuelwood and food. It is estimated that around 80% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests.
The forestry sector is an important contributor to GDP and employment. It employs about 170,000 people (107,000 in forestry operations and a further 63,000 in downstream processing plants) and contributes almost R16 billion annually to the South African economy.
South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provided unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire climax wooded areas as opposed to evergreen natural forests) areas throughout about 27 million hectares of the country, much of which is managed for game farming or conservation.
The Department of Agriculture, Fisheries and Forestry (formerly the Department of Agriculture) plans to transfer the management and control of all state natural (indigenous) forests to other competent management agencies, primarily to provincial government departments or national and provincial conservation agencies. This includes the official handover to South African National Parks (SANParks) of about 97,000 hectares of state forest land in the southern Cape and Tsitsikamma areas. SANParks, as a conservation agency, will manage natural forests in terms of the provisions of the National Forests Act of 1998.
The Forestry BBBEE Charter, which was launched at the Forestry Indaba in April 2005, was gazetted in June 2009. The vision of the Charter is that of an inclusive and equitable forestry sector, in which black women and men fully participate and that is characterized by sustainable use of resources, sustainable growth, international competitiveness and profitability for all its participants and a forestry sector that contributes meaningfully to poverty eradication, job creation, rural development and economic value-adding activities in the country. Under the Charter, the National Government aims to process about 15,000 hectares per year for the next 10 years to get a net increase in forestry of about 10,000 hectares per year.
Fishing
South Africa is Africa’s largest fishing nation. Fishing occurs off a coastline of over 3,200 km on the Indian and Atlantic Oceans. South Africa’s shores are particularly rich in biodiversity, with some 10,000 species of marine plants and animals having been recorded.
South Africa’s industrial fisheries are widely regarded as being among the best managed in the world. South Africa’s commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R2.4 billion annually and directly employs about 28,000 people while another 60,000 find employment in fish processing, transporting of fish products and boat building. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year. Marine life that is not harvested, such as whales, dolphins and seabirds, is increasingly recognized as a valuable resource for nature-based tourism.
The South African fishing industry, which was once concentrated in the hands of a few, largely white-owned companies, has under gone intensive transformation over the past 10 years. It is estimated that at least 60% of commercial fishing rights have been allocated to HDIs or majority HDI-owned companies. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries.
The Integrated Coastal Management Act of 2008 replaced the Seashore Act of 1935 and the Dumping at Sea Control Act of 1980, and introduces, for the first time, a comprehensive national system for planning and managing South Africa’s valuable coastal areas. The Integrated Coastal Management Act declares the seashore, coastal waters (including estuaries) and South Africa’s territorial seas to be coastal public property. It therefore also requires the state to act as the trustee of coastal public property.
Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.
The primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources.
Electricity, Gas and Water
Real value added by the sector supplying electricity, gas and water grew at an annualized rate of 3.3% in the second half of 2011 from 2% in 2010, having declined by 1.6% in 2009. Electricity output in 2010 recovered following periods of low demand during the economic downturn in 2009, and supply side pressures have been reduced. Following annualized growth of 3.3% in the first quarter of 2011, the electricity, gas and water industry grew at an annualized rate of 0.9% during the second quarter of 2011. This lower level of expansion can be attributed to lower than expected demand over the period.
According to the QES, the number of persons employed in this sector was 59,000 as of June 30, 2011.
Electricity
South Africa generates two-thirds of Africa’s electricity. By March 2009, 75% of all households in South Africa had been electrified, thanks in part to the Electrification Program begun in 1991. According to the General Household Survey 2009, the highest percentage of electrified households is found in the Western Cape (90%); the lowest percentage is found in the Eastern Cape (69.8%).

Almost 90% of South Africa’s electricity is generated in coal-fired power stations. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. A further 5% is provided by hydro-electric and pumped storage schemes.
Generation of electricity in South Africa is currently dominated by Eskom, the national wholly state-owned utility, which also owns and operates the national electricity grid. The company supplies about 95% of South Africa’s electricity. Eskom is among the top 11 global companies in generating capacity, among the top seven in terms of sales, and has one of the world’s biggest dry-cooled power stations, the Matimba Power Station.
Eskom was converted into a public company in 2002 and it is financed by net financial market liabilities and assets, as well as reserves. Its total operating cost base for fiscal 2010 is R90.4 billion, consisting of primary energy (R35.8 billion) and operating (R50.8 billion) costs. It is regulated by the National Energy Regulator of South Africa (NERSA), which is also mandated to regulate electricity departments of local authorities as well as the piped-gas and petroleum pipeline sectors.
Substantial under-capacity and high growth in demand are being met with government policies to support for the development of generation and transmission capacity, as well as price reforms, given the very low price of South Africa’s electricity, to encourage more efficient energy usage.
In the short term, South Africa’s increased power needs are expected to be met by two new coal fired power stations, Medupi and Kusile, which are being built by Eskom. The stations are expected to be completed in 2015 and 2018 respectively and add almost ten gigawatts to the country’s total power supply. The projects have been financed by a mix of higher tariffs for electricity (which has also formed part of the demand management strategy) as well as debt issued by Eskom, backed with a government guarantee, as well as loans from multilateral development banks.
Demand management initiatives are being led by increased tariffs for electricity consumption. NERSA approved an average annual increase in Eskom’s tariffs of 27.3% per year between 2008 and 2011 and has approved a nominal tariff increase of 25.9% for fiscal 2013. Eskom is also renegotiating contracts with key aluminum smelting firms, among South Africa’s heaviest electricity users, to link the price of electricity which are to the cost of supplying it, rather than the current system which links the prices paid to the price of aluminum and Rand exchange rate.
Over the longer term, South Africa’s envisaged energy generation and transmission needs and provision are outlined in the Department of Energy’s (DOE) Integrated Resources Plan (IRP), which was promulgated in May 2011.
The IRP seeks to diversify the energy mix in South Africa to include gas, imports, nuclear, biomass, and renewable, as well as use to the existing coal resources more efficiently and in a more environmentally friendly manner. The IRP envisages creating an additional 42.6 GW of total capacity by 2030: 17.8 GW from renewable, 9.6 GW from nuclear, 6.3 GW from coal and the remainder from other generation sources. This mix should help South Africa to meet its commitments to climate change imperatives such as the Copenhagen Accord.
One of the objectives of the White Paper on Energy 1998 is for independent power producers (IPPs) to generate 30% of future capacity. This process has begun with targets for Eskom to purchase 1,425 MW of conventional and renewable energy from independent power producers between now and 2013, as well as a further 1,000 to 1,500 MW of cogenerated capacity over the same period. Eskom has to date signed power purchase agreements for 373MW with five independent power producers and may sign an additional 3MW soon.
South Africa has vast solar and wind resources, which can be harnessed for energy production and efforts to expand supply of renewable energy are underway. The World Bank has approved US$350 million in loans to support Eskom’s renewable energy support program, which will be used to develop a 100MW solar power plant near Upington and a 100 MW wind power plant in Sere, north of Cape Town. Other solar powered generation companies have invested about R1.3 billion on initial phases such as conducting environmental impact assessments and acquiring land. The DOE is looking at instituting a renewable energy feed — in tariff, which places an obligation on specific entities to purchase output from qualifying renewable energy generators at a guaranteed price. This guaranteed supply price should cover the cost of generation plus a “reasonable profit” which aims to encourage investment in renewable energy. In addition to this, the DOE is also exploring the option whereby renewable projects will also have to bid for the right to supply, based on price as one of the deciding factors. This has been dubbed the REBID program.
Eskom continues to promote a nuclear program, which could involve building up to 20,000 MW of atomic-energy capacity by 2025.
Oil and Gas
Coal, oil and natural gas are primary sources of energy in South Africa, accounting for over 80% of commercial energy. The last Stats SA energy balances report for South Africa estimated that coal accounts for about two thirds of all primary energy supply (excluding electricity), oil around 14% and gas 2%.
South Africa has significant coal and uranium reserves, some natural gas and, to a lesser extent, oil reserves. Coal, as the major indigenous energy resource, is relied on for the generation of most of the country’s electricity and a significant proportion of its liquid fuels.
South Africa imports 100% of its crude oil requirements, mainly from the Middle East, to refine into higher value added products such as gasoline, diesel, kerosene and illuminating paraffin. Small gas fields off the coast of Mosselbay produce around 0.96 billion cubic meters of natural gas in 2010, but the majority of natural gas is imported from Mozambique in particular. Natural gas consumption in South Africa has grown from 1.8 billion cubic meters (cm) in 2001 to 4.0 billion cm in 2010.
South Africa continues to support efforts to enhance exploration of mineral resources, especially energy sources. The Petroleum Agency of South Africa, a state owned enterprise responsible for the promotion of gas and oil exploration, granted 11 international companies exploration licenses to date. However, a moratorium on prospecting for shale gas in the Karoo region has been extended by the Minister of Mineral Resources to allow for public consultation following environmental concerns.
South Africa has the capacity to refine 703 kilo barrels per day (kbpd) from four crude oil refineries with total refining capacity of 508 kbpd, one coal to liquid refinery (150bpd) and one gas to liquid refinery (45kbpd). Inland refineries of Natref and Sasol Secunda do not have sufficient capacity to meet all the demands of the Gauteng region they service, and thus augment supply with pipelines from other refineries.
PetroSA, a state owned enterprise, has been investigating the possibility of building a 360 kbpd refinery in the Eastern Cape by 2017, dubbed Project Mthombo to produce mainly diesel using heavy crude oil. PetroSA is currently exploring options to finance the project, including seeking support from government. Low refining project margins due to the global oversupply of refined fuel will affect the viability of the project, particularly since in South Africa the basic fuel price is based on an import parity pricing formula.
The diesel retail price is unregulated but the gasoline retail price is fixed on a monthly basis (but is set monthly with respect to global crude oil prices, the Rand/Dollar exchange rate and taxes). Most wholesale prices are subject to a maximum price. The administration of the pricing regulation is done by the Central Energy Fund on behalf of the DOE.
Water
South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land, and hundreds of small rivers. South Africa has a range of projects for surface and underground water extraction and storage. The Department of Water Affairs (DWA) is the government department with the mandate to regulate the water sector nationally, develop national policy, standards and guidelines, and provide targeted support and information management. In 2010, the DWA was restructured to focus its attention on its core functions of policy formulation, water resource management, infrastructure development, capacity building intergovernmental and intra-sectoral coordination and water regulation. As a result of the restructuring, the forestry function was moved to the Department of Agriculture, Forestry and Fisheries, while the sanitation function was moved to the Department of Human Settlements.
The DWA is in the process of reviewing the first edition of the National Water Resources Strategy (NWRS I) and it is anticipated that this will completed in the current financial year. The NWRS ensures that water is at the center of planning and that it supports the broad national economic and social development goals through the

Water for Growth and Development (WfGD) framework without compromising the long-term sustainability of water resources. The WfGD framework is a response to the social and economic development challenges facing the water sector in South Africa and it provides the overarching framework that guides the main actions and decisions by key role players in the water sector to ensure that as a resource, water contributes to economic growth and social development.
In addition to the NWRS, DWA is also in the process of reviewing key policy areas and it is anticipated that the reviews will be completed in fiscal 2013. Most notable of these are the National Water Act and Water Services Act. The former is concerned with the protection, use, development, conservation, management and control of water resources while the latter provides for the rights of access to basic water supply and sanitation and the setting of national standards and of norms and standards for tariffs.
A review of the raw water pricing strategy will commence in the current financial year and is aimed at realigning prices where necessary to reflect the long-term infrastructure needs of the country. Cost reflective tariffs are necessary to moderate water demand, ensure the long-term sustainability of water related infrastructure as well as the natural environment but tariff caps and exemptions in the current pricing strategy impede a cost reflective tariff and the efficient allocation of water. The DWA has also committed to establishing an independent economic regulator in the water sector by 2014. This entity will regulate the relationship between government, state entities, municipalities, private operators and customers.
The Constitution provides that everyone has the right to have access to sufficient food and water and it enjoins the state to make reasonable legislative and other measures within its available resources to achieve the progressive realization of this right. Substantial progress has been made by the water sector in providing universal access to water and sanitation services in South Africa. South Africa has met the Millennium Development Goals of halving the population without access to water and sanitation. In 1994, only about 59% of South Africa’s population had access to water supply infrastructure meaning that almost 15.9 million people had no access to basic water supply. By 2010 overall access to water supply infrastructure had increased to 97%, leaving the current backlog at about 3.63 million people. South Africa aims to reduce the backlog by 1.5 million people every year.
Similarly, access to basic sanitation services increased from 49% in 1994 to 79% in fiscal 2010. Although backlogs in water and sanitation services were supposed to have been eradicated by 2008 and 2010 respectively, a 2008 Cabinet decision aligned the provision of universal access to water and sanitation with the provision of housing and other basic services. The new target of ensuring universal access to basic services and housing is 2014. Water to people in informal houses will be provided through an integrated program driven by the Department of Human Settlements to be completed by 2015.
While substantial progress has been made in reducing the backlog in the provision of basic water and sanitation services, greater focus is now being placed on regulating the quality of water. In 2008, the DWA introduced a system of incentive based regulation which is aimed at assessing the quality of water within various municipalities and municipal systems in line with international best practice. The system was defined by two programs: the Blue Drop Certification Programme for drinking water quality management regulation and the Green Drop Certification Programme for wastewater quality management regulation.
A total of 162 municipalities and 914 water supply systems were assessed in 2011, compared to 153 municipalities and 787 systems in 2010. The marked improvement in submission of performance portfolios by municipalities affirms the commitment by municipal management to raise their service standard and performance. The incentive-based regulatory approach also appears to have been a positive stimulus for improvement across the country; the 2009 Blue Drop overall score improved from 51.4% to 67.2% in 2010 and 72.9% in 2011.
In terms of wastewater quality management, under the Green Drop Certification Programme, 156 municipalities and 821 wastewater systems were assessed in 2010, compared to 98 municipalities and 444 systems in 2009. The average Green Drop score shows marked improvement when comparing the 2009 average Green Drop score of 37% to the current improved status of 45%.

Based on an analysis of the status of water resources within identified growth areas, the DWA identified seven new water resources infrastructure augmentation projects to support the domestic, industrial, agriculture and energy sectors. Infrastructure expenditure on mega projects owned by the DWA is expected to be in the region of R330 million per annum. Most of this expenditure will be allocated to schemes where the construction has already commenced and this includes the second phase of the Olifants River Water Resource Development Project (ORWRDP), which comprises the building of the De Hoop Dam to store water in the Steelpoort River and the construction of a bulk raw water distribution system to distribute water for domestic and mining use in the greater Sekhukhune district. Construction of the bulk distribution system associated with the second phase of the ORWRDP as well as the first phase of the Mokolo and Crocodile River (West) Water Augmentation Project which will convey water to Eskom’s new Medupi Power Station will commence in the current financial year.
Infrastructure investment is crucial to address an estimated refurbishment backlog of R13 billion of which R10.1 billion relates to dam safety and rehabilitation. The annual spending requirement for on-going refurbishment is approximately R1.2 billion. Over the next five years, the DWA plans to spend in the region of R15 billion on new capital projects, rehabilitation and maintenance programs with approximately R1 billion per year to be spent on capital maintenance programs and just over R2.2 billion per year to be spent on dam safety rehabilitation programs.
In fiscal 2011, the DWA spent R300.8 million spent on rehabilitation of 13 dams. In total since its dam rehabilitation program commenced in fiscal 2005, the DWA has spent R1.35 billion rehabilitating a total of 22 dams. The DWA budgeted R47.3 million for maintenance of its infrastructure which was later increased to R77.2 million during fiscal 2011. Actual expenditure was R77.2 million. The DWA will be entering into contracts with private contractors to assist with the larger maintenance tasks and will be developing detailed maintenance plans for its entire infrastructure over the next three years.
In terms of revenue, the DWA expects this to increase from R2.6 billion in fiscal 2011 to R3.9 billion in fiscal 2014. The increase in revenue is mostly attributable to an increase in water resource management and water resource infrastructure charges.
The National Government’s goal is to ensure that all people in South Africa have access to potable quality water, basic sanitation facilities and electricity by 2014, aligning this goal with the goal of eradicating informal settlements. Progress has been made in extending access to these services however there do remain some challenges. To address these challenges, several policy, institutional and management reforms are being implemented to improve the efficiency of the water sector. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, agricultural irrigation and households.
Construction
The construction sector accounts for roughly 3.5% of total gross value added in 2011.
Growth in real value added by contractors in the construction industry slowed from 7.4% in 2009 to 1.5% in 2010 and just 0.2% in the first half of 2011. Although contractors benefited from the work generated by the capital expansion programs of general government and public corporations, the decline in residential building activity impacted adversely on the value of added by the sector. The gradual upturn in the economy is expected to boost building projects by the private sector in months ahead. In addition, the planned public infrastructure spending of R808 billion will gain momentum over the next three years, and should contribute significantly towards construction sector growth.
According to QES surveys, the construction industry employed 416,000 persons as of June 30, 2011, 0.7% higher than as of June 30, 2010.
Building Construction
Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.

Major inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.
The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.
The Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. Due to budgetary and fiscal concerns and capacity constraints at various governmental levels, this target was not met, but between 1994 and March 2010 approximately 2.4 million houses were built. In fiscal 2011, an additional 185,425 houses were completed or under construction. It is projected that an additional 120,000 houses will be completed in fiscal 2012, an additional 130,000 houses in fiscal 2013 and an additional 140,000 houses in fiscal 2014, according to the Estimates of National Expenditure 2011. The National Government is also committed to improving water and sanitation infrastructure as part of the rural housing program.
Civil Engineering
Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers).
The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel.
The civil construction industry is characterized by high degree of economic concentration. As such, the government implemented the Construction Charter which took effect June 6, 2009, aiming to involve HDIs and smaller business in construction activities.
This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment. Investment by public corporations has proved helpful in helped to keep the construction sector afloat, in the face of weakened private construction activity. However, low private sector demand, the completion of big projects such as the Gautrain, and delays in projects undertaken by public corporations and capacity constraints in local and provincial governments has caused growth to be slow. The infrastructure delivery improvement program has been instituted to address issues of capacity to plan and implement infrastructure projects at the provincial level.
As the economic outlook improves, it is expected that demand from civil works will improve. Public investment, budgeted at R802 billion over the next three years will provide further stimulus. According to the MTBPS, out of the R802 billion allocated, 36.4% is to be spent on energy and 28.1% will be spent on transport and logistics. Other economic services, which include spending on labor centers and heritage institutions, will get 12.1% of the allocated amount.
Informal Sector of the Economy
Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations, rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.
The informal sector’s annual contribution to GDP, though difficult to estimate with any certainty, has been estimated at approximately 8% to 10% in recent years. This sector employs approximately 2.2 million people

(excluding agriculture and domestic service) and, as of September 2011, accounted for 16.2% of total employment.
Employment and Trade Unions
Employment
Employment remains one of the key challenges of the South African economy. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income.
Since the end of the 2008-2009 recession, the labor market recovery has been sluggish, with formal sector non-agricultural employment just 2.6% higher than its low in March 2010, compared to output growth of 6.2% over the last two years. Net job creation since the onset of the crisis has mainly been from the informal sector, highlighting the sector’s importance in employment and livelihood creation, although recent developments show that gains in formal sector non-agricultural employment has been mostly concentrated in government.
Total employment per sector (September 2011)

	Total employed	As a percentage of	Change since December 2008	%change since December
	(thousands)	total	(thousands)	2008

Agriculture	624	4.7	(140)	(18.3)

Community and personal services	2,836	21.3	175	6.6

Construction	1,086	8.2	(105)	(8.8)

Finance, insurance and real estate	1,768	13.3	132	8.1

Manufacturing	1,737	13.0	(207)	(10.6)

Mining and quarrying	324	2.4	(3)	(0.9)

Private households	1,098	8.2	(200)	(15.4)

Retail and wholesale trade	3,012	22.6	(152)	(4.8)

Transport and communication	756	5.7	(18)	(2.3)

Utilities	73	0.5	(13)	(15.1)

Total	13,318	100.0	(526)	(3.8)

Source:	Stats SA (QLFS — Third Quarter 2011, QLFS — Fourth Quarter 2008)
Cooperation between business, labor and government, including through bargaining councils, is needed to ensure that workers’ rights are adequately protected and that the wage-setting process does not undermine employment and new job creation objectives that have been set by the National Government.
The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed persons for the periods indicated.

	For the year ended December 31,
	2006	2007	2008	2009	2010	2011(1)

Employment (% change on prior year)(2)

Public Sector(2)	2.8	3.7	4.5	3.1	2.1	15.3

Private Sector(2)	3.0	2.4	1.0	-4.6	-1.6	1.9

Total	2.9	2.7	1.8	-3.0	-0.7	5.0

	For the year ended December 31,
	2006	2007	2008	2009	2010	2011(1)

Official Unemployment (3) (%)	23.8	22.6	22.9	23.9	24.9	25.4

Notes:—

(1)	First quarter of 2011.

(2)	Employment in the non-agricultural sectors.

(3)	QLFS as of June 2011.

Source:	SARB and Stats SA.
The National Government has placed job creation at the heart of its policies, by promoting an environment that is conducive to private sector growth and investment, including appropriate regulation and microeconomic reform as well as by directly impacting on employment levels through public sector hiring and targeted job-creation programs.
Key programs include the expanded public works program, which has created about one million short-term jobs since the beginning of the second phase in April 2009, and targets the creation of nearly 800,000 short-term jobs of 104 days average duration in fiscal 2012; the youth employment incentive, which seeks to offer a subsidy to lower the relative cost of young employees to improve long term employment prospects; a R9 billion jobs fund that provides support for projects with the potential to create large numbers of jobs (in particular younger workers); a job seekers support program that will extend services offered at labor centers; and a R2.4 billion training layoff scheme to subsidize the temporary suspension of work in favor of training. In addition, several industrial policy incentives also encourage job creation and training. Renewed tax incentives for the manufacturing sector will support labor-intensive investments and provide an additional training allowance of R36,000 per employee to be offset against taxable income.
More broadly, the National Government has strengthened small business financial and advisory support, drawing on both public and private sector capacity, given their importance for job creation and continues to provide significant support for education.
Education
Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education — at 19.4% of total National Government expenditure in fiscal 2011, South Africa’s total expenditure on education falls within the 15% to 20% threshold as set by the Education for All initiative in 2008.
The former Department of Education was split into two separate departments in 2009 — the Department of Basic Education and the Department of Higher Education and Training (DHET). This has allowed government to have dedicated structures supporting education in schools (basic education) and intermediate and high level skills development at post-school level, which includes Further Education and Training (FET) Colleges; higher education institutions and the skills development agencies (Sector Education and Training Authorities and the NSF) previously with the Department of Labour.
At the start of the 2011 academic year, the South African education system had 12.3 million students, 420,608 educators and 25,851 schools, of which 1,486 were independent schools and 426 were special needs schools. With enrolment and gender parity virtually achieved, particularly at primary school level where the gross enrolment ratio is 92 for girls and 94 for boys, access to education is less of a problem in South Africa and the focus has moved to improving the quality of education.
This shift in focus is reflected in the National Government’s commitment to “improve the quality of basic education” as part of its outcomes approach. Improving learner performance in literacy and numeracy is central to the overall improvement in education outcomes at all levels. Workbooks for grades 1 to 6 that aim to raise levels of literacy and numeracy were introduced in 2011 and will be extended to grade 9 in 2012. These workbooks are complemented by the introduction of annual national assessments in literacy and numeracy for grade 1-6 learners in 2011, and these assessments will also be extended to grade 9 in 2012. Ensuring that the developmental needs of the very young are met is a key objective, hence the expansion of Early Childhood Development and grade R programs continue to be prioritized over the medium term.

To address the impact of poverty on educational opportunities, a “no-fee schools” policy was introduced in 2007 for the poorest 40% that ensured did not have to pay school fees. By the start of 2011, this now covers the poorest 60% of learners. These “no-fee schools” receive additional resources to provide the necessary learner and teacher support materials.
Another key poverty alleviation program is the National School Nutrition Programme (NSNP), which provided daily meals to 8.1 million learners (66% of total learners) in the 2010 fiscal year. The NSNP is funded by means of a conditional grant, with a total budget of R4.6 billion for fiscal 2011, with the aim of enhancing the learning capacity of poor students by providing them with a nutritious meal every school day. The number of learners benefitting from the program is expected to increase to 8.6 million by fiscal 2012.
The Ministry of Basic Education issued the Action Plan to 2014: Towards the Realization of Schooling 2025 in 2010, in which the 27 goals for basic education are outlined. These goals include:
•	increasing the number of Grade 12 learners who become eligible for a bachelors program at a university;

•	increasing the number of Grade 12 learners who pass mathematics and physical science; and

•	ensuring that all children remain effectively enrolled in school up to the year in which they turn 15 years of age.
A safe and secure learning environment is a critical element to improving the quality of learning and teaching. A dedicated fund of R13 billion over the 2012 MTEF is made available to ensure that all schools are made safe and secure sites with access to water and electricity.
There is also recognition that performance in mathematics and science, the gateway subjects to science, engineering and technology, needs to be substantially improved. In 2004, the National Government introduced the Dinaledi Schools, which channels additional resources to 500 disadvantaged schools to increase the quality of education and student performance with regards to mathematics and science. Dinaledi Schools are provided with additional learner and teacher support materials as well as teacher development and support. In 2010, 57% of Dinaledi students studying mathematics achieved high level scores and 59% of students studying science achieved high level scores. A dedicated funding stream for Dinaledi Schools in the form of a conditional grant was introduced in fiscal 2011 with an initial allocation of R70 million, increasing to R112 million in fiscal 2014, to further strengthen this program.
A second education-related outcome in the National Government’s outcomes approach is to “develop a skilled and capable workforce to support an inclusive growth path”. FET Colleges are recognized as primary sites for skills development and R1.9 billion was spent on recapitalizing a consolidated FET College sector between fiscal 2006 and fiscal 2008. Over the 2012 MTEF, additional funds have been recommended for the expansion of student numbers in this sector including the state bursary scheme that enables poor learners to access these key programs. Quality is also a concern at these colleges and the DHET has committed to implement measures that aim to address poor performance at these FET Colleges. The Sector Education and Training Authorities (SETAs) and the National Skills Fund, the key skills development agencies, intend to spend R9.1 billion in fiscal 2011 and R30.5 billion over the 2012 MTEF on a range of skills development programs.
Access to higher education has steadily increased with enrollment up from 578,134 in 2000 to 886,133 in 2011 (provisional unaudited figures). One of the key outputs identified under this priority outcome is to specifically increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrolment and graduation numbers in these key areas.
In order to ensure that the poor are also able to access opportunities at universities and FET Colleges, a total of R17 billion is made available over the 2012 MTEF for poor learners to access programs at these institutions.
Trade Unions and Labor Disputes
The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. Trade union representation is an accepted fact of industrial practice in

South Africa. Almost all sectors of the economy, including the public service, have representative unions which engage employers over issues affecting their workforce.
Union density serves as an indication of the strength and potential influence of unions in the economy. South Africa’s union density is quite high. Although the number of registered trade unions initially increased from 248 in the mid-1990’s to about 500 in calendar 2004, it has declined over the last few years. As of June, 2010 the number of registered trade unions was 198, having decreased by 7 when compared to the 205 registered trade unions in calendar 2009. It is difficult to track down the exact number of trade unions as federations are not required by law to register, and unaffiliated unions are frequently created.
Most trade unions in South Africa are organized in federations, of which there were approximately 17 as of the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 21 affiliates and approximately 2 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa’s trade unions.
The Labour Relations Act of 1995 (Labour Relations Act) promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.
The Labour Relations Act permits the use of privately negotiated dispute resolution procedures and also encourages centralized dispute resolution mechanism. The Commission for Conciliation, Mediation and Arbitration (CCMA) is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. The Labour Court is comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act.
Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.
Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.
The following table shows the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages(1)

Year	Number of Man-Days Lost
2004	1,100,000
2005	2,300,000
2006	2,900,000
2007	12,900,000
2008	991,000
2009	2,900,000
2010	14,300,000
2011	5,400,000

Note:—

(1)	Up to the end of September 2011.

Source:	The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.
Industrial action in calendar 2011 is below 2010 levels but exceeded levels from 2009. The number of man-days lost due to strikes and work stoppages increased from 2,900,000 days in 2009 to 5,400,000 in the first nine months of 2011. The major strike trigger was wages, accounting for 98.6% of working days lost and 74.2% of the number of strikes. Strikes took place in the pharmaceuticals, steel, petroleum, municipal, utilities and mining sectors.
Labor Legislation
Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth.
To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity.
Post-1994, regulations were drafted to govern labor market activity and these include:
•	the Basic Conditions of Employment Act of 1997, which applies to all workers and regulates leave, working hours, employment contracts, deductions, payslips and termination;

•	the Employment Equity Act of 1998, which protects workers and job seekers against unfair discrimination and provides a framework for the implementation of affirmative action;

•	the Labour Relations Act of 1995, which applies to all workers and employees and aims to promote economic development, social justice, labor peace and democracy in the workplace. It affords workers protection in line with international standards;

•	the Skills Development Act of 1998 and Skills Development Levies Act of 1999, which aims to develop the skills in the South African labor force as well as outlines how employers should contribute to the NSF;

•	the Unemployment Insurance Act of 2001 and Unemployment Insurance Contribution Act of 2002 outlines the security available to workers when they become unemployed as well as how to contribute to the UIF Contribution Fund; and

•	the Compensation for Occupational Injuries and Diseases Act of 1993, which regulates safety and health matters in the workplace.

The Department of Labour is currently consulting with stakeholders in the National Economic Development & Labour Council (Nedlac) on amendments it has proposed to the Basic Conditions of Employment Act, Employment Equity Act, Labour Relations Act and a new Employment Services Bill. Although no formal deadlines to conclude these debates have been, the Minister of Labour intends to reach a consensus with the relevant stakeholders by April 2012.
Benefits
Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.
Education, skills, employment and unemployment
There is a positive correlation between skills levels (as proxied by educational attainment) and employment. Individuals with lower skills levels represent the majority of the unemployed. The recession in 2008 and 2009 resulted in over 600,000 South Africans with less than a complete secondary education losing their jobs. Despite experiencing the largest fall, this cohort of workers has experienced the slowest rebound in the employment recovery to date.
Recognizing the importance of education, the National Government allocates its largest share of the budget to education, equal to 19.4% of total expenditure in fiscal 2012. The National Government has dedicated structures supporting education in schools (basic education) and intermediate and high level skills development at post-school level, which includes FET Colleges; higher education institutions and the skills development agencies — Sector Education and Training Authorities and the NSF.
Prices and Wages
Targeted consumer price inflation decelerated markedly throughout the first nine months of 2010, before this rate accelerated in ensuing months and amounted to 5.7% in September 2011. Headline CPI inflation (for all urban areas) slowed to an annual average of 7.2% in 2009 and even further to 4.3% in 2010. Having remained above the inflation target range of 3% to 6% for 30 consecutive months since April 2007, headline consumer price inflation moderated to within the inflation target range in both October and November 2009 when it amounted to 5.8% and 5.9%, respectively. Headline CPI inflation, however, registered rates in excess of the 6% upper level of the target range in the subsequent two months of December 2009 and January 2010, but receded into the target range in February 2010 and continued receding in ensuing months to a year-on-year rate of 3.2% in September 2010. Thereafter this twelve-month rate started to accelerate in consecutive months and amounted to 5.7% in September 2011.The acceleration in headline CPI inflation resulted mainly from higher rates of increase in consumer goods prices. Year-on-year consumer goods price inflation fell from a rate of 8.7% in February 2009 to a rate of only 1.5% in September 2010, before it increased successively in subsequent months and amounted to 5.8% in September 2011.
The year-on-year rate of change in the producer price index (PPI) for domestic output decelerated in ensuing months from a year-on-year rate of 9.2% in January 2009, recording a decrease of 4.1% in June 2009 before moderating in subsequent months to 1.2% in November. Twelve-month producer price changes then reverted to inflationary territory in ensuing months, rising to 9.4% in June 2010. Thereafter this twelve-month rate in producer price inflation decelerated to 5.5% in January 2011. Subsequently, producer price inflation accelerated to 10.5% in September 2011 as a result of fairly broad-based commodity price pressures.
Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy amounted to 13.5% in 2010, decelerating to 7.4% in the year to the second quarter of 2011.

Increases in average remuneration per worker in the private sector and the public sector accelerated to 7.4% and 6.8%, respectively, in the year to the second quarter of 2011. Despite subdued job increases in the private sector, all subsectors registered significant rates of remuneration increase, ranging from 15.0% in the gold mining sector to 12.4% in the transport, storage and communication sector, 9.6% in the manufacturing sector, 8.6% in the non-gold mining sector and 7.0% in the electricity-supply sector. In the public sector, increases in public-sector enterprises amounted to as much as 11.3% at the national department level and 7.0% at local government level.
According to Andrew Levy Employment Publications, the average rate of wage settlements amounted to 8.2% in 2010, decreasing to 7.7% in the first nine months of 2011. Settlements ranged from 3.0% in the food/manufacturing sector to 10.0% in the retail, transport, food/agricultural sectors. Productivity growth remained unchanged at 1.0% in the second quarter of 2011 on a year-on-year basis. The rate of increase in labor productivity decelerated from 2.2% in the fourth quarter of 2010 to 1.0% in the first and second quarters of 2011. Given a slightly higher rate of increase in average salaries and wages per worker during the second quarter of 2011 and lower productivity, unit labor cost accelerated from 5.4% in the year to the first quarter of 2011 to 6.4% in the year to the second quarter of 2011. Average wage settlements of 7.7% in the first nine months to September 2011 were higher than average CPI inflation of 4.6% between January and September 2011. Average settlements in the public sector, particularly in state-owned enterprises and municipalities, were higher than private sector settlements. High wage settlements may have reduced the incentive of companies to rehire workers laid off during the recession and to create new jobs. In the past, employment growth has been associated with strong GDP growth and moderate growth in real earnings (see table below).
The following table sets forth prices and wages information for the periods indicated.
Prices and Wages

						As of
	For the year ended December 31,					September
	2006	2007	2008	2009	2010	2011(3)
Consumer Prices(1)	83.7	89.7	100.0	107.1	111.7	116.5
Percentage change from prior year	4.7%	7.1%	11.5%	7.1%	4.3%	4.6%
Production Prices(4)	130.6	154.7	180.8	180.8	191.7	206.3
Percentage change from prior year	7.6%	10.0%	14.3%	0.0%	6.0%	7.7%
Salaries and wages
At current prices	7.5%	6.7%	12.8%	11.8%	13.5%	7,4	(2)%
At constant prices	1.6%	(0.9)%	2.4%	3.3%	5.1%	0.0	(2)%

Notes: —

(1)	2008 = 100.

(2)	At the end of the second quarter of 2011.

(3)	The average values over the first nine months.

(4)	2000 = 100.

Source: SARB.

MONETARY AND FINANCIAL SYSTEM
The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.
The SARB
The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The SARB’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; supervising large primary co-operative banks, secondary and tertiary co-operative banks collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury. See “ — Regulation of the Financial Sector” below.
Unlike many other central banks, shares in the SARB are held privately, with none held by the National Government. The SARB’s share capital was quoted on the JSE from its inception in 1921 until May 2002, when it was de-listed, and is currently held by approximately 630 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.
The SARB is managed by a 15-member board of directors. The Governor and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining 10 directors, four are appointed by the President, with the remaining seven elected by the SARB’s shareholders, two of whom represent the interests of commerce and finance, two of whom represent industry, one of whom represents labor, one of whom represents mining and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling most of the effective votes to the board of directors of the SARB.
President Zuma appointed Ms. Gill Marcus as Governor of the SARB with effect from November 9, 2009. Ms. Marcus has extensive knowledge of the SARB, having served as a Deputy Governor from 1999 to 2004. In addition, she served as Deputy Minister of Finance from 1996 to 1999. Ms. Marcus has also served as chairperson of the Joint Standing Committee on Finance and held a number of executive positions in the private sector.
The South African Reserve Bank Act was amended in 2010 (through Amendment Act No. 4 of 2010) to provide mechanisms ensuring that shareholders contribute to the functioning of the SARB without adversely influencing the SARB’s decision-making capabilities through group or block formations.
Monetary Policy
The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.
In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in headline CPI from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%.
Having plateaued at 12% from early June to early December 2008, the repurchase rate was reduced by 50 basis points to 11.5% in December 2008, and by a further 450 basis points to 7.0% by August 2009 and remained at that level to February 2010. Although cost-push pressures in the economy continued to pose risks to the inflation outlook, the MPC decided to keep the monetary policy stance unchanged because the risks to the inflation outlook appeared to be fairly evenly balanced. The frequency of the meetings for most of 2009 changed from bi-monthly to monthly (excluding July 2009) in order to monitor and respond appropriately to the rapidly changing economic environment. However, in the first meeting under the newly appointed Governor Gill Marcus in November 2009, the MPC decided to revert back to its policy of meeting every alternate month, as the global economic environment appeared to have stabilized.
Amid concerns about increased downside risks to the domestic economic outlook emanating from the uncertain global economic environment, the MPC again reduced the repurchase rate by 50 basis points in March and September 2010, bringing the rate to 6%. At the November 2010 MPC meeting, the repurchase rate was reduced further by 50 basis points to 5.5%. The decision to lower the repurchase rate stemmed from the relative improvement in the inflation outlook, which continued to be supported by weak, though recovering, domestic demand conditions, the appreciating exchange rate of the Rand and a persistent negative output gap. Administered price developments and the possible impact of high wage settlements continue to be viewed as potential threats to the inflation outlook. The repurchase rate was subsequently kept unchanged at a rate of 5.5% between January and early November 2011. Although the inflation outlook started to deteriorate during this period, with food and oil price developments remaining the major risks to inflation, these risks were mitigated by the uneven growth in the domestic economy and the contagion effects stemming from possible sovereign debt defaults abroad.
The year-on-year CPI inflation was 6.2% in January 2010 and decreased gradually to 3.2% in September 2010 before rising to 5.7% in September 2011. Furthermore, the targeted CPI is expected to average 5% in 2011, 6% in 2012 and slow to 5.5% in 2013. The domestic inflation outlook remains favorable with CPI expected to breach marginally the upper end of the target range in the final quarter of 2011 and to peak in the first quarter of 2012 at around 6.2% before returning to within the target range in the second quarter of 2012. In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.
Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the SARB no longer acts as agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.
During 2004 the SARB conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.
However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.
Before the introduction of the changes to the SARB’s refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels towards the middle of the month. In order to square off the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.
Following the squaring off of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.
The outstanding amount of interest-bearing instruments utilized by the SARB was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.
The outstanding amount of South African Government bonds in the SARB monetary policy portfolio steadily declined over the years and currently amounts to R7.2 billion at the end of October 2011. This followed an agreement between the National Treasury and the SARB on October 20, 2003 which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions.
The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.
Repurchase Transaction Rate

2010	(Percent)
January	7.0
February	7.0
March	6.5
April	6.5

2010	(Percent)
May	6.5
June	6.5
July	6.5
August	6.5
September	6.0
October	6.0
November	5.5
December	5.5

2011	(Percent)
January	5.5
February	5.5
March	5.5
April	5.5
May	5.5
June	5.5
July	5.5
August	5.5
September	5.5
October	5.5

Source: SARB.
In May 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. This included a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa Limited (BESA) excluding those issued by commercial banks. The added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral. However, at the end of August 2010 the SARB implemented certain changes to its monetary policy operational procedures including the phasing out of parastatal bonds included in the All Bond Index as eligible collateral in the SARB’s refinancing operations. These bonds were no longer accepted as collateral with effect from March 1, 2011.
Additional securities accepted in repurchase auctions
Rand denominated

Assets which have been added from May 23,
2007 but which will be phased out with
Assets previously and still included as eligible collateral	effect from March 1, 2010.
Government bonds	DBSA (DV07)

Land Bank bills	Eskom Holdings Ltd. (ES09, E170, ES33)

Assets which have been added from May 23,
2007 but which will be phased out with
Assets previously and still included as eligible collateral	effect from March 1, 2010.
Separate trading of registered interest and principal of securities (STRIPS)	SANRAL (SZ25)

SARB debentures	Transnet Ltd. (T011)

Treasury bills	Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.
In August 2010, further changes to the monetary policy operational procedures of the SARB were made. These included the use of longer-term foreign exchange swaps with maturities of up to 12 months as an instrument to manage money market liquidity more effectively. The consequence of conducting longer-term foreign exchange swap transactions to drain liquidity from the market is that the SARB will reflect an overbought forward position on its monthly releases of official gold and foreign exchange reserves. In addition, the practice of announcing the estimated ranges of the weekly liquidity requirement was discounted and the spread between the rates for standing facilities and the repurchase rate was widened from 50 basis points to 100 basis points below and above the prevailing repurchase rate.
The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.
Money Supply

						As of
	As of December 31,					Sep 30,
	2006	2007	2008	2009	2010	2011
			Rand (million)
Coin and banknotes in circulation	49,951	53,606	57,362	61,784	65,079	69,853
Check and transmission deposits	288,041	347,040	362,492	359,637	40,7448	410,263
Total: M1A(1)	337,992	400,645	419,854	421,421	472,527	480,116
Other demand deposits(2)	267,687	337,672	333,774	384,840	390,260	423,657
Total: M1(3)	605,679	738,317	753,628	806,261	862,788	903,773
Other short and medium-term deposits(4)	551,163	658,008	807,983	782,004	814,541	816,755
Total: M2(5)	1,156,842	1,396,325	1,561,612	1,588,265	167,7329	172,0528
Long-term deposits(6)	192,450	271,255	352,589	359,957	405,785	458,065

Total: M3(7)	1,349,293	1,667,580	1,914,200	1,948,222	208,3114	217,8594

Notes: — Numbers may not total due to rounding.

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)	M1A plus other demand deposits held by the domestic private sector.

(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the SAPO).

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.

(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)	M2 plus long-term deposits held by the domestic private sector.

Source: SARB.
Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.
The Basel II capital-adequacy framework and the accompanying regulatory reforms were implemented in January 2008. In the time leading up to the implementation date, banks refined their information and technology systems for the classification and reporting of balance sheet items. Improved classification caused some discontinuities in a few subcategories of the monetary and credit aggregates, but these were limited. In line with the requirements of Basel II, the South African banking sector remains well capitalized. The “tier one” capital adequacy ratio stood at 12.1% in August 2011. Total capital adequacy stands at 14.3%. Banks currently meet the minimum capital adequacy requirements in terms of the regulations relating to banks.
M3 accelerated from a record low of 0.5% in February 2010 to 8.2% in January 2011, signaling a turnaround in the decelerating growth that commenced in 2008, and persisted throughout 2009. The growth rate thereafter retreated to 6.8% in September 2011, partly reflecting the weaker pace of growth in income and expenditure. On a quarterly basis, growth in M3 declined continuously from a post-recession high of 12.9% in the third quarter of 2010 to a negative growth rate of 1.0% in the second quarter of 2011, before rebounding to 10.6% in the third quarter. Growth in notes and coin in circulation, together with other short- and medium-term deposits, underpinned the bulk of the increase in the growth in M3 during the third quarter of 2011.
Financial System Stability
The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and contain systemic risk, the SARB continuously assesses the stability and efficiency of the key components of the financial system and formulates and reviews policies for intervention and crisis resolution. In calendar 1999 the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.
A cross-sectoral body was created in calendar 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, which could also act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of a major catastrophic event or disaster, in order to have the best chance of protecting staff, facilitating recovery and sustaining both a stable financial market and consumer confidence through business continuity planning.
Regulation of the Financial Sector
Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.
The two main regulatory authorities, the Financial Services Board (FSB) and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints, such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards. Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries) was implemented in South Africa in January 2008, in accordance with the Basel Committee timeframe. Since the commencement of the sub-prime and financial market crisis the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of new global capital and liquidity standards, sometimes referred to as ‘Basel 2.5’ and Basel III. The Basel Committee on Banking Supervision requires that Basel 2.5 be implemented by January 2012. The Minister of Finance has approved the SARB Bank Supervision Department’s amended regulations, which will implement these standards for gazetting, and this deadline will be met. The phase-in period for the Basel III requirements will begin on January 1, 2013 until 2019. South Africa is already in compliance with the capital requirements of Basel III and will be aiming at meeting the other requirements within the stipulated timeline. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.
Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.
The Companies Act of 1973 was repealed and replaced with the Companies Act of 2008, which entered into effect on May 1, 2011. The Companies and Intellectual Property Commission is the regulatory organ charged with the administration and enforcement of the Companies Act of 2008.The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The FSB regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.
Recent legislative and regulatory initiatives coming into force since 2000 include the following:
•	The Auditing Profession Act of 2005 created a legislative framework for regulating registered auditors. This Act came into effect on April 1, 2006 and is expected to enhance, inter alia, the independence, effectiveness and powers of the re-constituted regulatory board, namely the Independent Regulatory Board for Auditors (IRBA).
•	As of January 2008, South African registered banks were required to comply with Basel II. The Banks Act was thus substantially amended to comply with the principles of Basel II. The Banks Amendment Act of

2007 was assented to by the President of the Republic of South Africa and published in November 2007. Following the sub-prime and financial market crisis the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of global capital standards, in the form of the so-called Basel 2.5 and Basel III. The phase-in period for these further requirements will begin on January 1, 2012. Since the publication of the South African National Payment System Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives were met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010. By September 2011, most of the strategic objectives contained in Vision 2010 were met. However, the SARB realized that several of the strategies, fundamental principles and critical success factors contained in Vision 2010 continue to be relevant. Although the South African payment system was unaffected by the global financial crisis, the SARB used the many lessons and new initiatives in the international regulatory environment that resulted from these events, as well as the recommendations relating to the national payment system (NPS) contained in the Banking Enquiry Report, published in 2008 to review, refine and adjust Vision 2010 for future developments to create a vision and strategy for 2015. The updated framework and strategy document is referred to as Vision 2015.
•	The National Credit Act came into effect on June 1, 2006. The National Credit Act consolidates fragmented legislation, introduces broad consumer rights, increases rules and procedures pertaining to the activities of credit providers and creates a National Credit Regulator to administer and regulate the credit industry. The National Credit Act has been the subject of many recent court cases.
•	The JSE Limited (JSE) demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which have already demutualized and converted to companies. In February 2009, the majority of the shareholders of BESA accepted an offer by the JSE to acquire BESA. In June 2009, the JSE and BESA merged. BESA has now been fully integrated into the JSE and currently forms part of the JSE’s Interest Rate and Currency Market. The JSE published new Debt Listing Requirements in 2011 which apply in relation to the listing of government and corporate bonds on the JSE’s Interest Rate and Currency Market. A new set of rules of conduct has also been published (the Interest Rate and Currency Rules). It is expected that the merger will realize, among other things, benefits of greater liquidity, reduction of costs through economies of scale and better risk management for users of a single exchange.
•	The DTI commenced the process of reviewing the corporate laws in South Africa in fiscal 2006 so as to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. The Companies Act of 2008 (New Companies Act) was passed by the national legislature, assented to by the then President of the Republic of South Africa, Kgalema Motlanthe and published on April 9, 2009. The New Companies Act entered into effect on May 1, 2011. The New Companies Act replaced the existing Companies Act of 1973 and some of its significant changes include provisions for the facilitation of business rescue proceedings in respect of companies in financial distress and the reduction of the regulatory burdens placed on small and medium enterprises.
•	The Competition Amendment Act of 2009 was enacted in August 2009 and amends the Competition Act of 1998, through the introduction of provisions dealing with concurrent jurisdictions of industry regulators, complex monopolies and market inquiries.
•	The Consumer Protection Act of 2008 provides for a consumer protection regime designed to promote and advance the social and economic welfare of consumers. The Consumer Protection Act entered into effect on March 1, 2011.
•	The revised King Code and Report on Corporate Governance for South Africa (King III Code) was launched on September 1, 2009 and came into effect on March 1, 2010 replacing its predecessor, King II Code and Report on Corporate Governance (King II Code). King III Code sets out various corporate governance guidelines and principles applicable to listed companies, financial institutions, and public sector enterprises, agencies and government departments (compliance with King III Code is mandatory for listed companies). The review of King II Code was prompted by changes in international governance trends and the reform of South Africa’s company laws with the promulgation of the New Companies Act.
•	In July 2010 the Bank Supervision Department of the SARB released the proposed draft Banks Amendment Bill, 2010. The purpose of the proposed Bill is to align the provisions of the existing Banks Act of 1990 with the New Companies Act as well as to ensure that the legal framework for the regulation and supervision of banks and bank controlling companies is based on international standards and best practice. The second draft of the Bill was open for public comment until August 31, 2010.
•	Regulation 28, issued in terms of section 36 of the Pension Funds Act of 1956, governs the assets spreading requirements of retirement funds. An amended version of Regulation 28 was approved by the Minister in March 2011. The new Regulation 28 takes into account a significantly changed financial sector and enhances member protection. The effective date of the new Regulation 28 was July 1, 2011, subject to a 6 month transition period until December 31, 2011 to enable funds to adjust their monitoring and reporting systems, as well as their investments. All investments made after July 1, 2011 must comply with the new Regulation 28. The new Regulation 28 deals with many asset classes (such as hedge funds, private equity investments and derivatives) for which otherwise were previously not specifically catered.
•	National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services.
Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the SARB. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business will in future be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.
The Minister of Finance released, together with the 2011 Budget, a comprehensive discussion document titled ‘A Safer Financial Sector to serve South Africa better’, which puts forward a range of proposals to strengthen the financial regulatory system in South Africa. The Minister of Finance requested a review of any gaps or weaknesses in the current financial regulatory system, as well as recommendations from a recent financial sector assessment conducted by the IMF. The following proposals were presented in the discussion document for public comment:
•	Move to twin peaks regulatory structure. The financial sector regulators will be re-organized into a twin peaks structure. While the exact details are still to be finalized, it is likely that the responsibility for prudential regulation will reside in the SARB, while the FSB will be responsible for market conduct regulation;
•	Macroprudential approach to supervision. The economic crisis demonstrated the need to develop an approach that focuses on the risks in relation to the entire financial sector, rather than only the risks pertaining to individual institutions. The SARB is the lead institution in this regard and will be taking appropriate steps to strengthen financial stability. In addition, the SARB has established a committee to promote financial stability;
•	Establishing a Council of Financial Regulators. One of the key proposals to strengthen the financial regulatory system is to create a Council of Financial Regulators, jointly chaired by the Minister of Finance and the Governor of the SARB. All regulatory agencies in the financial sector will form part of the Council. It will promote co-ordination and information sharing between regulators, particularly in the case of diversified financial services conglomerates.
•	Prudential regulation of banking and insurance. Basel III will tighten the prudential supervision of banks by imposing stricter capital requirements and introducing liquidity and leverage ratios. Similar requirements will also pertain to insurance — the FSB will shortly be releasing a paper on the introduction of a revised prudential regime for insurers, based on Solvency II, to ensure that regulation of the South African insurance sector remains in line with international best practice;
•	Improving the domestic regulatory system and entrenching operational independence. Regulators should be operationally independent when licensing and supervising the financial sector. A number of initiatives are planned to improve the accountability and governance of domestic financial regulators. Policy will still be the responsibility of the National Government, which will determine the framework within which domestic regulators will operate;
•	Market conduct. Government will strengthen market conduct regulation, particularly in retail banking and insurance. The 2008 report of the Banking Enquiry Panel set up by the Competition Commission set out a number of recommendations to lower banking charges and greater transparency in pricing, which the National Treasury and the SARB are currently facilitating. The treating customers fairly initiative from the FSB is an important step in strengthening market conduct objectives in the financial sector;
•	Expanding the scope of regulation. Many activities, such as over-the-counter derivate trading, hedge funds and credit rating agencies fall outside the current regulatory framework. In line with our international commitments, new legislation will be introduced to regulate such activities in a way that strengthens and promotes the stability of the financial system. This includes the replacement of the Securities Services Act with a Financial Markets Bill and releasing a Credit Rating Services Bill. Improvements in governance in other sectors posing systemic risks such as the payment system will also be considered. The Financial Markets Bill will be tabled in Parliament in 2011. There is a discussion paper on Credit Ratings Services (not public yet) and it is anticipated to be tabled in Parliament in fiscal 2012; and
•	Broadening access to financial services for all. The National Treasury is planning a number of new interventions to ensure the accessibility of financial services to a greater reach of people. This includes taking forward the Financial Sector Charter process, supporting the development of Co-operative Banks and providing mechanisms for increased competition in the formal banking arena through dedicated banks and the introduction of deposit insurance.
Structure of the Banking Industry
At the end of August 2011, 17 banks, two mutual banks and 12 local branches of foreign banks were registered with the Office of the Registrar of Banks. In addition, 41 foreign banks had authorized representative offices in South Africa. At the end of June 2011, 138,250 people were employed in the banking sector.
The four largest banking groups dominating the South African banking sector are ABSA Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited. The four largest banks constituted 84.5% of total banking-sector assets at the end of December 2010. The four largest banks offer a wide range of services to both individual and corporate customers at branches across all nine provinces.
The South African banks remained profitable and adequately capitalized throughout 2010. Balance sheet growth with special reference to loans and advances, increased marginally by 2.5% to R2, 314 billion from the December 2009 levels. Credit risk remained relatively high although stable, with asset quality appearing to have reached a plateau.
The capital adequacy ratio for the banking sector remained well above the 9.8% average minimum requirement, increasing from 14.1% at the end of December 2009 to 14.9% at the end of December 2010. Tier 1 capital adequacy also improved from 11.1% at the end of December 2009 to 11.8% at the end of December 2010. The South African banking sector remained well capitalized through the economic crisis with tier 1 capital adequacy at 11.8% (well in excess of even Basel III’s 7% requirement) in December 2010 and total capital adequacy at 14.9%.
Total banking sector assets increased from R2 967 billion at the end of December 2009 to R3, 126 billion at the end of December 2010, representing a 5.3% increase. Growth in loans and advances in the banking sector contracted sharply at the onset of the financial crisis.

Through the crisis, impaired advances rose sharply as households and businesses came under increasing financial strain. Banks have continued to face high levels of non-performing loans during the first half of 2010. Impaired advances as a percentage of gross loans and advances averaged 5.9% in 2010, compared to 5.4% in 2009 and just 3.2% in 2008. However credit losses (the actual loss experienced by a bank) as a percentage of gross loans and advances, having risen during the crisis have fallen to below pre-crisis levels. Credit losses averaged 0.11% of gross loans and advances in 2008, 0.13% in 2009 (peaking at 0.14% in September 2009) and 0.10% in 2010 (to July).
Financial Sector Charter
In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to black people and by directing investment into targeted areas in the economy.
The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. In order to provide access to financial services, the country’s four major retail banks — ABSA, FirstRand, Nedbank and Standard Bank — as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account aimed at ensuring that those falling within the lower socio-economic groups had access to first-order retail banking products that would provide them with entry-level banking services. By December 2010, 4.5 million Mzansi accounts had been opened. In addition, there has been an improvement in the number of adult South Africans who have access to banking services: from 51% in 2006 to 63% in 2010.
In addition the financial sector committed to ensuring that 80% of the population in lower income groups has access to full-service banking points of presence within no more than 15 kilometers of every poor South African and cash-withdrawal points of presence such as automatic teller machine within no more than 10 kilometers. By December 2010 91.6% of poor households had access to points of presence of banks and Postbank within 10 kilometers of their home. This percentage is 84.7% if only the big four banks are considered.
In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now. The Financial Sector Charter Council’s (Council) 2008 Annual review indicates that as of the end of 2008 the financial sector originated over R45.7 billion in low-income housing loans.
One of the principal sector transformation goals of the Financial Sector Charter relates to targets of ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to historically disadvantaged South Africans, including 10% through direct ownership transfers, by 2010. As of the end of 2008, the average direct ownership percentage of historically disadvantaged South Africans was 23.3%.
Through the Financial Sector Charter, over R200 billion has been invested in the South African economy since 2005. The financial sector has also invested over R101 billion through BBBEE financing in other sectors of the economy, including vendor-financed ownership deals in the financial sector itself.
Since 2008, the Council, which was constituted to oversee implementation of the Financial Sector Charter between 2004 and 2014, has been in the process of redrafting the Financial Sector Charter into the Financial Sector Code to be in alignment with the Codes of Good Practice, which provide a standard framework for the measurement of BBBEE. A two-year stalemate regarding the equity ownership issue has been broken and now it is expected that the draft Financial Sector Code, which represents an agreement mainly on the ownership element, will be gazetted 2011.

Credit Allocation
Growth in total banking sector loans and advances extended to the private sector by the banking sector slowed down considerably from the middle of 2007 and reached an annual record low of negative 1.6% in November 2009, as lending and borrowing conditions became unfavorable. Tightening in monetary policy increased the debt-service costs for an already indebted private sector. Lending standards for the household sector were raised in accordance with the National Credit Act, while recently; household balance sheets began to be undermined by stagnant real estate prices and increasingly volatile financial markets. The consumers’ purchasing power was also eroded by inflation. The deteriorating economic climate was evident in weakening business and consumer confidence. Annual growth in installment sale and leasing finance as well as other loans and advances decelerated and recorded negative rates from April and May 2009, respectively. Growth in total banking sector loans and advances slowed over the past two years as a result of a cumulative 500 basis points increase in interest rates since the beginning of 2006. As indicated below, credit exposure to the public sector is small in comparison to that of the private sector. Tentative evidence of a recovery in credit extension emerged towards the end of 2009 when year-on-year growth in total loans and advances picked up from a nadir of minus 1.6% in November and gained further momentum thereafter to reach a positive growth rate of 4.7% in January 2011. Between February and September 2011 growth in total loans and advances fluctuated between 5% and 6%, constrained by high household indebtedness, the slow recovery in job creation and weaker working capital requirements of the non-financial corporate sector. Growth in other loans and advances, as well as installment sale and leasing finance which turned positive in August and September 2010 respectively surpassed growth in mortgage advances during 2011. Mortgage advances, which remained positive during the economic downturn, reached an all-time low of 2.9% in August 2011, consistent with the sluggish levels of activity observed in the residential and commercial property sectors.
Percentage distribution of total credit extended (June 2011)

Percentage distribution of total
credit extended by banks
Percent
Corporate exposure	31.7
Public sector entities	1.6
Local government and municipalities	0.7
Sovereign (including central government and central bank)	7.8
Banks	13.8
Securities firms	2.3
Retail exposure	40.2
Securitization exposure	1.9

Source: SARB.
Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.
The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market.
The following table sets out a sector classification of total loans and advances at the end of September 2010.

Sectoral distribution of bank credit as of June 30, 2011

Sectoral distribution of credit	Rand (billion)	As a percentage of total credit
Agriculture	68.6	1.77
Mining	132.1	3.41
Manufacturing	165.1	4.25
Electricity	33.9	0.87
Construction	50.4	1.30
Wholesale and retail trade	154.0	3.97
Transport and communication	130.2	3.36
Financial intermediation and insurance	886.1	22.84
Real estate	252.8	6.52
Business services	140.0	3.61
Community, social and personal services	213.2	5.49
Private households	1,399.5	36.07
Other	254.0	6.55
Total	3,879.8	100.00

Geographical distribution of credit	Rand (billion)	As a percentage of total credit
South Africa	3,509.6	89.25
Other African countries	31.0	0.79
Europe	237.8	6.05
Asia	43.0	1.09
North America	46.6	1.18
South America	10.2	0.26
Other	54.3	1.38
Total	3,932.4	100.00

Source: SARB.

Capital Markets
The JSE was established in 1887 and is South Africa’s only licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a BBBEE initiative.
The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In calendar 2007 the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connect to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa.
In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The Alternative Exchange (AltX, opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of September 2011, 70 companies were listed on the AltX exchange with a market capitalization of R14.7 billion.
The South African Futures Exchange (SAFEX) is the forum for trading futures and options contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as the Equity Derivatives Division and the Commodity Derivatives Division. Colloquially, the term “SAFEX” is still used to refer to the JSE’s derivatives market. In February 2005, the JSE launched Yield-X, which is the platform for trading of all interest rate-related and currency derivative products. Subsequent to the BESA merger, Yield-X has been collapsed into the JSE’s Interest Rate and Currency Market.
Regulation of insider trading is vested in the FSB, which has extensive surveillance and detection capability and was established in partnership with the JSE.
Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.
Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.
In 2009, the requirement for auditors of listed companies to register with the JSE was changed to a system of accreditation and registration for the purpose of providing audit and advisory services is now administered by the IRBA. The JSE implemented a dark pool block-trading system, Block X, in July 2010 which will ensure that large share trades do not have an impact on prices. They also introduced an online financial reporting portal in June 2010 called the ‘eXtensible Business Reporting Language’ to enable companies to file their financial reports according to a global electronic reporting standard.
In the 2011 MTBPS, the Minister of Finance announced that all inward-listed shares on the JSE will henceforth be classified as domestic assets and be included on the JSE indices.
Pursuant to the amalgamation of the BESA and the JSE, it has been resolved that the trading platforms of the two interest rate markets operated by the JSE, namely the Yield-X market and the BESA market, will be integrated in 2011. As a result, the old BESA BTB system was decommissioned and the reporting of bond transactions migrated onto the JSE Nutron platform on May 9, 2011. The rules and directives covering the integrated markets (Yield-X and BESA) known as the ‘JSE Interest Rate and Currency (IRC) rules and directives’ also came into effect on May 9, 2011, thus repealing the old rules and directives previously applicable to the BESA market.
The following table sets forth the market capitalization and number of companies listed on the equity market of the JSE as well as the trading volumes and values for the period indicated.

JSE

	As of December 31,					As of September 30,
	2006	2007	2008	2009	2010	2011
Market capitalization(1)	5,041.5	5,696.8	4,541.9	5,929.1	6,698.7	6,384.6
Trading volume(2)	74,487	70,870	83,778	82,855	71,252	53,908
Trading values(3)	2,121,500	2,980,110	3,263,065	2,796,077	2,990,123	2,516,188
Listed companies(4)	400	422	425	410	407	411

Notes: —

(1)	In billions of Rand at end of period.

(2)	In millions of shares traded.

(3)	In millions of Rand.

(4)	Actual figures at the end of period.

Source: JSE.
According to the World Federation of Exchanges, the JSE was the 20th largest stock exchange in the world, in terms of market capitalization, as of the end of August 2011.
The market capitalization of the JSE at the end of September 2011 was R6,384.6 billion. In the first nine months of 2011 the total value of share capital raised by companies listed on the JSE was R66.0 billion, an increase of R16.4 billion compared with the first nine months of 2010. Turnover of shares listed on the JSE amounted to R2,990.1 billion in 2010 and R2,516.2 billion in the first nine months of 2011 (39% of market capitalization as of September 30, 2011). Around 46 foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American Plc and Old Mutual Plc. New listings in recent months include Blackstar Group SE, Forbes & Manhattan Coal Corporation and Kibo Mining Plc. Non-residents of South Africa made net sales of shares of R17.2 billion in the first nine months of 2011, as compared with net purchases of R19.6 billion in the corresponding period of 2010. On average, non-resident participation in the JSE has accounted for 14% of the value of all shares traded in the nine months to September 2011. Annualized liquidity on the JSE increased from 47.2% in September 2010, to 62.6% in September 2011 and the closing value of the All-Share price index on the JSE increased by 1% over the same period. In the year to September 2011, 13 delistings and 17 new listings contributed to the 566 companies that have delisted from the JSE compared with only 309 new listings since 1999.
The main index charting the performance of the JSE is the FTSE/JSE Africa All-Share Index. At September 30, 2011, the FTSE/JSE All-Share Index included 166 companies and accounted for approximately 65% of the market capitalization of the JSE. At September 30, 2011, the 10 largest companies by market capitalization represented approximately 48% of total market capitalization.
The nominal value of turnover in the bond market in the nine months to September 2011 was approximately R16,098 billion. The turnover in the secondary bond market in calendar 2010 was R16, 901 billion, compared with R13,398 billion in 2009 and R19,264 billion in 2008. Non-residents’ net purchases of South African bonds amounted to R31.3 billion in the first nine months of 2011, compared with net purchases of a marked R75.3 billion in the corresponding period of 2010. Non-resident participation in the domestic bond market declined from 12% in 2009 to 13% in both 2010 and the first nine months of 2011.
Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Equity and Commodity Derivatives Divisions of the JSE, together with Yield-X are responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Limited is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. SAFEX introduced commodity futures in South Africa in July 1995, Rand-Dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007 the JSE (via Yield-X) began trading in foreign currency derivatives. Financial market infrastructure was modernized through the replacement by the JSE of its 15-year-old derivatives system with a multiple instrument online trading system, Nutron, in 2008. Although trading activity in the Equity Derivatives Market declined in the first nine months of 2011, turnover maintained its upward trajectory. While single-stock futures (including IDX products) accounted for only 5% of total turnover by value in the first nine months of 2011, they accounted for 58% of total number of contracts traded. Turnover in commodity futures and options contracts increased by 71% in the nine months to September 2011, compared with the same period of 2010, along with higher domestic and international grain prices. Turnover in derivatives traded on the JSE for the first nine months of 2011 is indicated in the accompanying table.
Derivatives turnover on the JSE, January to September 2011

	Value	Change over one year
	Rand (billion)	Percentage
Equity futures and options on futures	3,276	20
Warrants	1	(33)
Commodity futures and options	281	71
Interest rate and currency derivatives	229	54

Source: JSE.
Exchange Controls
South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia, known as the CMA. The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand. The National Government has, however, committed itself to gradually relaxing exchange controls. Recent amendments in November 2010 allowed persons who had contravened the Regulations to disclose the contravention to the Financial Surveillance Department of the SARB.. Increasingly it is clear that the current exchange control regime is in need of overall fundamental reform.
The SARB on behalf of the Minister of Finance administers South Africa’s exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers (Authorized Dealers) in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the Financial Rand System, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. In March 1995, the National Government abolished the Financial Rand System and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.
Since the abolition of the dual exchange mechanism in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions have gradually been eased so as to foster macroeconomic stability, a stronger balance of payments and financial sector development. The proposed strategy going forward is characterized by a fundamental shift from a system where a substantial fraction of cross-border transactions are subject to restrictions, approvals and administrative requirements to a more open regime where transactions are generally permitted with a narrow set of regulations targeted at specific national interests, macroeconomic and financial risks.
The broad principles for exchange control reforms are as follows:
•	support the overarching strategy for increasing investment and growth;
•	reflect a fundamental shift in the approach to regulation;

•	recognize the different objectives that are supported by exchange controls e.g. contributing to systemic stability; supporting prudential regulation of financial institutions; protecting the tax base; and supporting the prevention of financial crime;
•	address the distortions created by exchange controls;
•	holistic approach and taking into account interactions between institutions and individuals, residents and non-residents; and
•	proportionate reporting requirements.
The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as the single discretionary allowance that may be apportioned for travel, vacation and business purposes, study allowances, donations to missionaries, maintenance transfers and gifts/loans to non-residents. In an effort to further liberalize exchange controls and reduce administrative burdens, with regard to individuals the annual R4 million foreign investment allowance plus the R1 million current single discretionary allowance will be consolidated into one R5 million foreign investment allowance per year. As such, various other current limits applicable to individuals e.g. alimony, wedding and travel allowance etc., will no longer be applicable. This amendment has yet to be implemented by the SARB.
Furthermore, in order to eliminate the bias against residents compared to non-residents, there will be considerations by the SARB for investments by residents (and estates) for applications in excess of the R5 million allowance, subject to strict criteria related to appropriate disclosure requirements (on foreign assets and income), tax compliance and market conditions. Private individuals may currently invest up to R4 million annually for any purpose outside the CMA, provided that the individual is over the age of 18 years and a registered tax payer in good standing.
With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Dividends declared by offshore subsidiaries of South African companies after October 26, 2004 may be retained offshore. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. Authorized Dealers administer the directives and guidelines on foreign direct investments under R500 million. Application to the SARB’s Financial Surveillance Department for prior approval of a foreign investment is still required for foreign direct investments over R500 million. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The SARB reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market. Further to the above and in order to cut red-tape, simplify and reduce the administrative costs of doing business for corporates, the Minister of Finance, in the 2011 MTBPS, allowed corporates to be able to top up capital in their offshore business from South Africa as long as they remain within the annual limit of R500 million.
Authorized Dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. In an endeavor to reduce barriers to trade, the Minister allowed corporates to make advance payments for capital goods for up to 50% of ex-factory cost of goods to be imported from the current 33%. Furthermore, corporates are now also allowed to cover forward (using forward exchange contracts) up to 75% of budgeted import commitments or export accruals in respect of the forthcoming financial year without an application to the SARB. Since calendar 1996, corporates engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period through Customer Foreign Currency accounts conducted with an Authorized Dealer.
Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in the late 1990s. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-Dollar futures contracts on SAFEX, with participation initially restricted to individuals and institutional investors; and relaxing the application of local borrowings limits to foreign controlled South African companies.

Retirement funds and long-term insurers registered as institutional investors for exchange control purposes were then permitted, with prior SARB approval, to invest up to 25% of their total retail assets in foreign assets. Collective investment scheme management companies and investment managers were permitted to invest up to 35% of their total retail assets in foreign assets.
South African companies involved in international trade were permitted to operate a single customer foreign currency (CFC) account for both the trade and services and use it for a wider variety of permissible transactions. This reduced the transaction costs associated with multi CFC accounts and their restricted use.
Foreign companies, governments and institutions were permitted to list equity and bond instruments on South Africa’s securities exchanges. Furthermore, South African private individuals were permitted to invest without restrictions in approved inward listed instruments on South African exchanges.
In the 2011 MTBPS, the Minister of Finance announced further significant reforms of inward listings in order to promote the development of the South African capital markets. The Minister of Finance announced that all listed shares on the JSE, traded and settled in Rand shall be classified as ‘domestic assets’, for the purpose of trading on the JSE and inclusion in its indices. This new dispensation will not affect companies currently classified as ‘domestic’, which have a primary listing on a foreign exchange, which will continue to be included in the indices on the current basis. However, in order to balance between capital market growth and development and the objective of managing exposure to foreign risk, prudential institutions would still be required to report their foreign exposure to regulatory authorities.
These changes herald a shift in the regulatory regime from control measures to prudential regulation.
The exchange control requirement that a shareholding of at least 25% should be obtained when investing in a foreign entity was replaced with the requirement that at least 10% of the foreign-target entity’s voting rights must be acquired.
In the 2009 MTBPS, reforms to reduce red tape on business transactions were announced. The prohibition on SADC loop structures was abolished and recently, in the 2011 MTBPS, the Minister of Finance announced that transactions which result in ‘loop’ structures not exceeding a threshold of 20% equity, and/or voting rights whichever is higher, in the foreign target entity, will be processed by authorized dealers without the need for prior approvals.
The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE, including participation in the Rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure, since they were permitted to participate in Rand futures market on the JSE without restrictions. These changes allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE and the Bond Market of the JSE.
The requirement that companies must convert foreign exchange credited to CFC account to Rand within 180 days was removed. South African companies are, however, still required to repatriate export proceeds to South Africa.
The R250,000 limit on advance payments for imports was removed and South African companies were allowed to open foreign bank accounts for permissible purposes subject to the Authorized Dealer’s approval, subject to reporting obligations.
The 3:1 ratio applicable to local financial assistance in respect of affected persons was withdrawn. The 1:1 ratio remains applicable for the acquisition of residential properties and any other financial transactions, such as portfolio investments, securities lending, hedging, repurchase agreements, etc. by non-residents and affected persons. Local financial assistance made available to emigrants also remains subject to the 1:1 ratio.
In the 2010 MTBPS the Minister of Finance announced measures to encourage the global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010 qualifying international headquarter companies will be allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject however to reporting requirements.

Furthermore, the Minister also announced removal of controls on emigrants’ blocked assets. South African emigrants were previously allowed to remit up to R8 million per family upon emigration. Emigrants can now, subject to approval, transfer all their assets without any exit levy applying to free those assets.
In an effort to promote competition and reduce the cost of remittances to neighboring and other countries, ownership restrictions on international participation in Authorised Dealers in Foreign Exchange with Limited Authority (i.e. foreign exchange bureaus) were removed. In addition to this, the requirement for money remittance agencies to partner existing authorized dealers in order to do remittance business will no longer be obligatory.
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)
GFECRA in the books of the SARB reflects the Rand currency and gold price valuation profits and losses on all transactions which the SARB had entered into in terms of the SARB Act on behalf of the National Treasury. The GFECRA comprises credit and debit balances on three different accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).
The GPAA reflects any valuation profit or loss on the gold held by the SARB. The volume of the gold holdings has been fairly static over the past decade at around four million fine ounces. The FEAA account reflects any profit or loss on assets of the SARB-denominated in currencies other than the Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets.
The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments.
Private banking institutions were encouraged to develop an active and efficient forward foreign exchange market without participation by the SARB. The SARB continued to intervene in the foreign exchange market via the forward book. This policy was also abandoned in August 1998. Currently, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow. The SARB however does not intervene in the foreign exchange market with a view to influence the value of the Rand.
Prior to calendar 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA could be reduced by the issuance, by the National Government to the SARB, of zero-coupon bonds convertible into interest-bearing bonds whenever the SARB wants to use the bonds in its market operations. With respect to the GFECRA balance on March 31, 2002, and in accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury settled the negative balance amounting to R28.0 billion in four tranches, partly in cash and partly in bonds over a four-year period which commenced in fiscal 2003. The National Treasury paid the final tranche of the outstanding balance of R28 billion in April 2005.
In calendar 2005, a new settlement methodology for the settlement of the GFECRA balances was agreed between the National Treasury and the SARB, whereby the balance on the GFECRA as of March 31 each year is split into transactions with a cash flow (money market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses are not settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore, only transactions with a cash flow impact are settled. The outstanding balance to be settled accumulates interest at the prevailing repurchase rate. The gross gold and foreign exchange reserves increased to US$49.7 billion at the end of September 2011, up from US$44.1 billion a year earlier. This increase is mainly as a result of the increase in the U.S. Dollar gold price, the depreciation of the U.S. Dollar against other major currencies and the normal foreign exchange operations of SARB.
On March 31, 2010, the GFECRA showed a positive balance of R35,618 million which represents the net of valuation gains of R35,450 million and cash flow losses of R168 million. These cash flow losses were settled on September 1, 2010. On March 31, 2011 the GFECRA balance had declined to R28,283 million, mainly due to the appreciation of the exchange rate of the Rand over the period. Cash flow losses to be settled by National Government amounted to R144 million in the year to March 31, 2011.
The negative net open foreign currency position of the SARB amounted to US$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open foreign currency position, which is now referred to as the International Liquidity Position, reflected a positive balance of US$43.1 billion at the end of October 2010, rising to US$47.9 billion at the end of September 2011.
In February 2004, the SARB balanced its previously oversold forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase the official net international reserves of the country. The SARB currently has an overbought (positive) forward foreign exchange book.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
South Africa’s imports and exports (including gold) accounted for roughly 27.3% of GDP in 2010. South Africa’s trade performance improved considerably in the first half of 2010. Although both imports and exports expanded, the total value of exports between January and June increased by 7.4 % compared with a year ago, while imports grew by 3.2%. Consequently, the trade balance has shifted in to surplus.
Between 2004 and 2008, South Africa’s trade balance recorded a deficit. The trade deficit widened to R36billion (1.8% of GDP) in 2007 but improved considerably since 2009 to a surplus of R27 billion, or 1.% of GDP in 2010. In 2011, the surplus moderated, narrowing to an average of R18.6 billion in the first half of 2011 from R20.1 billion in the first half of 2010.
Much of this shift to surplus is a result of subdued capital spending by the private sector and moderate consumption spending. In the longer term, as the economy improves it is likely that the current account will return to a deficit.
The following table sets forth South Africa’s balance of trade for the periods indicated.
Balance of Trade

Year	Balance of Trade
Rand (million)
2006	(29,276)
2007	(36,334)
2008	(35,559)
2009	2,271)
2010	27,280
2011 (1)	11,668

Note:—
(1)	To June 30, 2011.
Source: SARB.
Foreign Trade

	2004	2005	2006	2007	2008	2009	2010	2011(1)
					Rand (billions)
Total merchandise exports	291.1	320.4	383.2	474.3	636.8	506.5	575.7	308.0
Agriculture, forestry & fishing	11.1	12.4	11.9	14.2	23.3	22.2	21.9	8.6
Total: Mining	35.4	48.0	57.6	73.9	111.5	97.1	121.2	73.4
Coal mining	15.8	20.8	21.0	23.9	39.1	35.7	40.1	22.2
Gold & uranium ore mining	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
Other mining	19.6	27.3	36.6	49.9	72.3	61.4	81.1	51.2
Total: Manufacturing	244.2	259.6	313.3	384.8	500.6	386.0	431.1	225.0
Food	8.5	9.7	10.2	11.0	14.9	16.3	16.9	7.4
Beverages	4.7	5.0	4.9	6.3	8.6	8.6	8.5	1.5
Tobacco	0.5	0.8	1.1	0.9	0.9	1.5	1.4	0.5
Textiles	2.2	2.0	2.1	2.4	2.7	2.4	2.3	1.1
Wearing apparel	1.7	1.1	1.0	0.8	1.0	0.7	0.6	0.3
Leather & leather products	0.7	0.7	0.9	1.0	0.6	0.4	0.5	0.4

	2004	2005	2006	2007	2008	2009	2010	2011(1)
					Rand (billions)
Footwear	0.1	0.1	0.1	0.1	0.2	0.2	0.4	0.1
Wood & wood products	3.0	3.3	2.7	2.6	3.2	2.2	2.4	1.1
Paper & paper products	5.7	5.7	6.7	8.0	11.2	9.6	10.3	4.9
Printing, publishing & recorded media	0.6	1.0	0.8	0.7	1.1	0.7	0.7	0.3
Coke & refined petroleum products	8.1	10.6	10.0	9.9	16.3	12.9	11.8	7.3
Basic chemicals	14.8	18.7	18.9	21.9	35.8	23.8	26.5	15.0
Other chemicals & man-made fibers	4.9	5.7	6.3	7.7	10.4	9.4	9.0	5.0
Rubber products	1.8	1.7	1.8	1.9	2.6	2.1	2.0	1.3
Plastic products	1.4	1.5	1.6	2.0	2.8	2.3	2.4	1.2
Glass & glass products	0.6	0.6	0.6	0.6	0.8	1.1	1.0	0.5
Non-metallic minerals	1.6	1.8	2.0	2.4	2.0	1.6	1.8	1.0
Basic iron & steel	37.1	39.5	42.0	54.7	79.9	48.6	60.1	32.4
Basic non-ferrous metals	79.8	76.8	107.6	131.8	147.5	127.0	151.3	83.2
Metal products excluding machinery	4.3	5.0	5.6	7.7	10.6	8.3	8.8	4.1
Machinery & equipment	16.5	19.7	27.4	37.4	44.9	29.5	32.5	18.3
Electrical machinery	3.1	2.9	4.3	6.3	6.6	5.0	5.0	2.7
Television, radio & communication equipments	2.6	2.4	2.9	3.5	3.9	3.2	2.7	1.4
Professional & scientific equipment	1.5	1.7	1.8	2.5	3.5	3.6	2.9	1.5
Motor vehicles, parts & accessories	25.6	29.4	35.5	40.6	65.5	43.4	47.4	21.0
Other transport equipment	1.2	1.8	2.2	2.4	3.5	2.5	2.3	1.7
Furniture	4.1	3.5	3.3	3.7	4.0	3.3	3.9	1.6
Other industries	7.3	6.9	9.5	14.1	15.8	16.0	15.6	8.0
Electricity, gas & steam	0.0	0.0	0.0	0.9	0.9	1.0	1.0	0.5
Undefined	0.5	0.3	0.3	0.4	0.5	0.3	0.5	0.5

Total merchandise imports	306.4	350.7	464.6	562.5	721.1	535.8	575.1	314.6
Agriculture, forestry & fishing	5.6	4.7	6.1	8.6	10.2	8.8	8.6	5.7
Total: Mining	45.0	50.4	74.7	90.2	145.1	94.6	89.3	56.7
Coal mining	0.7	1.1	1.7	1.4	4.1	1.4	0.4	0.9
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other mining	44.3	49.4	73.1	88.8	141.0	93.2	88.9	55.8
Total: Manufacturing	255.2	295.1	382.0	462.3	563.5	429.9	474.9	251.1
Food	10.0	10.8	13.6	19.2	26.0	23.3	23.8	13.0
Beverages	1.4	1.6	2.1	3.2	4.1	4.5	3.3	1.6
Tobacco	0.1	0.2	0.2	0.2	0.3	0.5	0.4	0.2
Textiles	4.5	4.7	5.6	6.1	7.1	6.5	7.2	4.0
Wearing apparel	4.2	5.5	7.8	7.2	8.4	9.1	10.2	5.0
Leather & leather products	1.1	1.1	1.5	1.8	2.1	1.7	2.0	0.9
Footwear	2.6	3.1	3.9	4.5	4.8	4.8	5.2	2.8
Wood & wood products	1.7	2.2	2.5	3.0	3.0	2.2	2.2	1.2
Paper & paper products	3.6	4.0	5.6	6.8	8.3	7.3	7.3	3.7

	2004	2005	2006	2007	2008	2009	2010	2011(1)
					Rand (billions)
Printing, publishing & recorded media	2.5	3.4	3.8	2.1	2.3	2.2	2.2	1.0
Coke & refined petroleum products	5.8	8.0	19.4	24.9	31.7	24.2	29.6	18.0
Basic chemicals	15.5	17.2	20.3	25.0	37.7	24.8	28.4	15.5
Other chemicals & man-made fibers	15.4	18.0	21.2	28.1	36.2	34.5	36.6	19.3
Rubber products	2.8	3.7	4.1	5.9	6.8	5.8	6.9	3.7
Plastic products	3.2	4.0	4.9	5.9	7.2	6.1	7.0	3.7
Glass & glass products	1.0	1.2	1.4	2.0	2.1	1.8	1.9	0.9
Non-metallic minerals	3.0	3.7	4.9	6.9	7.6	5.7	6.2	3.0
Basic iron & steel	4.2	5.3	7.7	11.2	13.0	8.8	9.7	5.5
Basic non-ferrous metals	6.0	6.1	11.4	13.1	14.4	8.0	10.7	5.8
Metal products excluding machinery	5.5	6.1	7.7	9.8	13.3	10.4	11.6	6.0
Machinery & equipment	50.1	56.1	74.8	92.0	118.2	84.3	88.0	51.5
Electrical machinery	8.0	9.4	13.2	17.0	27.2	21.5	19.5	9.6
Television, radio & communication equipment	18.5	22.7	27.8	30.6	28.9	24.1	27.6	5.9
Professional & scientific equipment	9.3	10.7	13.7	15.6	19.6	16.9	16.6	9.2
Motor vehicles, parts & accessories	50.3	64.7	78.0	91.0	95.3	66.3	85.5	44.4
Other transport equipment	18.9	14.1	15.3	17.7	24.0	14.1	13.3	10.3
Furniture	1.5	2.3	3.0	3.4	4.0	3.0	3.6	1.6
Other industries	4.2	5.2	6.7	8.1	9.9	7.6	8.5	3.7
Electricity, gas & steam	0.0	0.0	0.0	0.7	1.3	1.8	1.6	0.8
Undefined	0.6	0.5	1.8	0.7	0.9	0.6	0.6	0.3

Note: —
(1)	To June 30, 2011.
Exports
South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities.
After falling sharply by 20.5% year-on-year in the aftermath of the financial crisis in 2009, the value of South Africa’s total exports recovered in 2010, expanding by 13.7% year-on-year as trade activity improved globally.
Exports continued to expand robustly in the first half of 2011, rising by 15.1% in value terms compared with the same period last year. The strong growth in the value of exports, which was supported by high commodity prices, however masks a more muted performance of export volumes. Volumes expanded by a less impressive 5% as disruptions related to the Japanese earthquake impacted on manufacturing output in the second quarter and external demand fell in line with moderating global growth.
The EU remains the largest destination for South African exports, with approximately R140 billion worth of goods exported to the EU in 2010, 24% of total exports. Within Europe, Germany (31%) and the UK (19%) are the most important trading partners. Exports to the PIIGS grouping of countries, currently at the center of the region’s sovereign debt crisis, constitute a relatively small share of total South African exports, and South Africa has been fortunate to escape the direct impacts of the economic contraction in some of these countries. However, South Africa has not been able to escape the EU wide impact of the crisis which has seen growth moderate sharply in the major economies (notably Germany). Growth in exports to the EU moderate to 6% in the first half of 2011 compared with 11% in the first half of 2010. The U.S. remains an important export destination, with around 9% of exports going to this country.

China is now South Africa’s single largest trading partner. On average China absorbed about 10% of South Africa’s exports in 2010. China’s importance as a trade partner for South Africa has increased considerably in recent years, and the resilience of the Chinese economy has provided significant support to South African exports over the past few years. China was one of the few economies to which exports expanded during the recession. In the first half of 2011, exports to China again supported overall export performance, with exports to the country growing by 45%, significantly higher than overall export growth of 15%. In Sub-Saharan Africa, South Africa enjoys a comparative advantage. From a regional perspective, South Africa exports 10% of its goods to SADC. In the first half of the year, exports to SADC rose by 10% compared with the same period last year, with strong growth in exports to Zambia (23%), Mozambique (22%) and Tanzania (20%) leading the increase in total SADC exports.
Imports
After periods of strong growth, imports into South Africa declined sharply by 26% between 2008 and 2009 as consumption contracted and investment growth slowed sharply following the financial crisis. The impact of the crisis was broad based, affecting all main imports including a decrease in imports of base metals (34.8%), mineral products (31.7%) and vehicles (32%). As the domestic economy recovered in 2010 and 2011, led by consumption expenditure, imports again expanded, rising by 7.4% in 2010 and 14.4% in the first half of 2011.
South Africa’s Commitment to the WTO
South Africa was a founding member of the GATT and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa liberalized most sectors of the economy since the 1990s.
Since the early 1990s, the tariff regime has undergone significant liberalization. The average applied rate declined from approximately 24% to approximately 8%; specific and formula duties that comprised 25% of all tariffs now comprise only 3.1% of all tariffs; and the proportion of duty-free lines is 53% compared to 45% in 1990.
South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, whilst at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the United States.
South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under African Growth and Opportunity Act when trading with the United States.
In Africa, South Africa drives growth and has a number of free trade agreements with African countries. These include Botswana, Namibia, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which allows for amongst others preferential trading access to Zimbabwe.
South Africa also has an agreement with the EU to export most of its goods duty free under the TDCA and is in the process of negotiating a new trade agreement and a new economic partnership agreement.
China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.
Geographic Distribution of Trade
The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade

	2005	2006	2007	2008	2009	2010	2011(1)
	Rand (Billions)
Exports
Total	320.4	383.2	474.3	636.8	506.5	575.7	308.0
Japan	33.0	40.9	50.1	65.6	33.9	46.3	26.6
United States	30.5	40.3	51.9	65.3	41.0	51.4	27.9
Not allocated	30.6	37.5	43.2	51.0	57.6	65.9	33.3
Germany	20.7	26.4	34.0	45.8	32.3	42.5	21.1
United Kingdom	32.0	31.3	34.2	39.5	25.1	26.2	12.2
China	8.5	13.6	24.5	34.4	48.7	58.5	38.4
Netherlands	14.2	17.3	19.6	26.9	18.4	17.1	9.9
India	5.8	5.2	9.2	18.0	17.9	22.2	11.0
Belgium	8.8	9.9	12.1	16.1	10.4	12.3	7.6
Spain	8.7	10.0	12.9	15.4	8.8	8.2	3.9
Imports
Total	350.7	464.6	562.5	721.1	535.8	575.1	314.6
Germany	49.2	57.8	65.6	81.4	61.9	65.3	34.7
China	31.5	46.7	60.3	81.2	70.0	81.8	39.3
United States	27.3	35.2	43.1	56.9	40.7	41.1	26.4
Saudi Arabia	19.4	24.5	25.4	46.0	26.7	23.7	15.8
Japan	23.8	30.3	37.0	40.5	26.2	30.7	14.1
United Kingdom	19.5	23.1	27.2	29.5	21.4	21.9	13.6
Iran (Islamic Republic of)	14.3	18.3	20.8	27.1	22.1	23.0	13.3
Angola	1.9	2.5	11.6	22.4	11.7	14.6	6.7
France	15.4	16.9	18.8	20.5	16.6	16.8	9.6
India	7.0	11.0	12.5	18.8	15.4	20.6	11.4

Note:—
(1)	First half of 2011.
Source: www.quantec.co.za.
Balance of Payments
The following table sets forth the balance of payments for South Africa for the periods indicated.
Balance of Payments(1)

							2011
	2005	2006	2007	2008	2009	2010	Q1(8)	Q2(8)
	Rand (million)
Current account
Merchandise exports (f.o.b.)(2)	331,338	412,220	497,618	655,759	503,656	565,860	151,255	161,656
Net gold exports(3)	27,023	35,470	39,898	48,534	52,776	59,499	14,805	16,617
Service receipts	71,808	82,643	97,110	105,351	100,760	102,362	25,560	23,848
Income receipts	29,550	41,207	48,448	48,254	34,075	34,099	9,842	10,065
Less: Merchandise imports (f.o.b)(2)	360,362	476,966	573,850	739,852	554,161	598,151	163,540	169,125
Less: Payments for services	77,197	96,623	115,934	138,885	124,147	134,843	33,542	36,070

							2011
	2005	2006	2007	2008	2009	2010	Q1(8)	Q2(8)
Less: Income payments	60,975	75,982	117,266	122,129	87,593	87,022	24,858	24,000
Current transfers (net receipts+)	(15,680))	(15,768))	(16,575))	(18,906))	(22,428))	(16,762))	(2,463))	(4,399))
Balance on current account	(54,495))	(93,799))	(140,551))	(161,874))	(97,062))	(74,958))	(22,941))	(21,408))
Capital transfer account (net receipts+)	193	205	197	208	216	225	59	61
Financial account
Direct investment
Liabilities(4)	42,270	(3,567)	40,120	74,403	45,465	11,370	4,951	12,344
Assets(5)	(5,916)	(41,058)	(20,896)	25,888	(9,757)	(3,297)	(11,189)	(5,999)
Net direct investment	36,354	(44,625)	19,224	100,291	35,708	8,073	(62,38)	6,345
Portfolio investment
Liabilities	36,188	144,501	97,485	(71,540)	107,234	107,876	20,789	35,102
Assets	(6,123)	(15,044)	(24,026)	(63,325)	(13,470))	(28,232))	(22,102	(9,505)
Net portfolio investment	30,065	129,457	73,459	(134,865)	93,764	79644	(1,313)	25,597
Other investment
Liabilities	32,735	60,750	58,711	47,730	(39,956)	10,957	1,881	9,710
Assets	(22,895)	(38,823)	2,119	82,983	23,703	(17,674)	31,748	(19,328)
Net other investment	9,840	21,927	60,830	130,713	(16,253)	(6,717)	33,629	(9,618)
Balance on financial account	76,259	106,759	153,513	96,139	113,219	81,000	26,078	22,324
Unrecorded Transactions(6)	12,306	16,627	34,657	91,593	664	25,036	28,993	1,383
Change in net gold and other foreign reserves owing to balance of payments transactions	34,263	29,792	47,816	26,066	17,037	31,303	32,189	2,360
Change in liabilities related to reserves(7)	2,577	(5,453)	(7,631)	(7,761)	(2,724)	(2,680)	—	—
SDR allocations and valuation adjustments	11,003	23,350	5,642	74,214	(38,647)	(30,712)	11,787	4,104
Net monetization (+) / demonetization (-) of gold	(226)	163	169	158	45	13	18	3
Change in gross gold and other foreign reserves	47,617	47,852	45,996	92,677	(24,289)	(2,076)	43,994	6,467
Change in capital transfer and financial accounts including unrecorded transactions	88,758	123,591	188,367	187,940	114,099	106,261	55,130	23,768

Notes:—
(1)	Data for the previous four years are preliminary and subject to revision.

(2)	Published customs figures adjusted for balance of payments purposes.

(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the SARB and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.

(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.

(6)	Transactions on the current, capital transfer and financial accounts.

(7)	Liabilities related to foreign reserves include all foreign liabilities of the SARB and short-term foreign loans to the National Government by international organizations.

(8)	Note that the figures in these columns are for the first and second quarters of 2011.
Source: SARB.

Current Account
From the table above it is evident that the deficit on South Africa’s current account is persisting. However, the nature of the deficit during the period 2005 to 2007 is different from that experienced during the period from 2008 to 2010. Periods of strong economic growth, for instance during 2005 to 2007, are normally associated with high imports and large deficits. The shortfall on the current account in 2008 largely mirrored the adverse impact of the global financial crises. The recovery in external demand for domestically produced goods from the middle of 2009 coupled with a generally favorable trend in the terms of trade have been instrumental in narrowing the deficit on the current account. During 2010, import demand also increased steadily alongside the somewhat widening shortfall on the service, income and current account transfers to the rest of the world. Nonetheless, the deficit on the current account of the balance of payments improved gradually from 3.6% of gross domestic product in the first half of 2010 to 2.1% in the second half. During the first two quarters of 2011, the current account balance deteriorated to around 3% of gross domestic product broadly corresponded with an improvement in real domestic growth accompanied by higher imports whilst successive supply shocks affecting global economic activity in early in the year led to an uneven moderation in demand from some of South Africa’s trading-partner countries.
The value of merchandise exports increased uninterruptedly since the second quarter of 2010 to the second quarter of 2011 (on a seasonally adjusted and annualized basis). This momentum has largely been provided by the global economic recovery underpinned by a strong recovery in demand from China and the U.S. In addition, this development has been fuelled by an upward trend in higher Rand prices of merchandise exports. The sustained upward trend in international commodity prices since 2009 which continued into 2010 and 2011 provided impetus to the domestic export prices. The robust escalation in the gold price during 2010 and the sustainment thereof during 2011 is largely reflective of the continuation of international investors’ acquisition of gold for purposes of wealth preservation during periods of uncertainty. Domestic gold producers also benefited from the surge in the demand for gold by, among others, various central banks. This development prevented the deficit on the current account from reaching higher levels.
After contracting by about 25% in 2009, the value of merchandise imports recovered by almost 8% in 2010. The stronger demand (coming from a low base) for imported goods reflected the recovery in global and domestic economic conditions. Low levels of inflation in South Africa’s most important trading-partner countries in 2010 and the strengthening in the exchange value of the Rand resulted in a slight downward movement in the Rand price of merchandise imports during the year. The higher values of imports continued into 2011 (seasonally adjusted and annualized) assisted by steep increases in import prices as the price of international crude oil moved to new heights in the first quarter of 2011. Higher international wholesale prices also contributed to the larger values of imports.
The deficit on South Africa’s services, income and current transfer account with the rest of the world shrank by almost 22% in 2009, representing the most sizeable annual contraction in more than 40 years. The improvement in the deficit during 2009 could mainly be attributed to lower net income payments mainly driven by constrained dividend declarations resulting from low profit margins and the need to recapitalize balance sheets of businesses amidst challenging economic conditions prevailing during 2009. However, during 2010, the deficit on this account widened again by about 3% as the improved domestic growth performance led to increased net service payments to non-residents. Higher tourism receipts from non-residents who visited South Africa for the FIFA World Cup hosted during the middle of 2010 assisted in containing the widening of the deficit. The widened deficit marked, in part, a return to more normal conditions in the domestic and global economic environment, following the global financial crises. Compared with 2010 as a whole, the deficit during the first half of 2011 widened by less than 8% mainly on account of the further normalizing of economic conditions.
Financial Account
During 2010 global economic conditions remained supportive of capital inflows towards emerging-market economies, including South Africa. However, the annual cumulative capital inflows were marginally lower than those recorded in 2009 as a whole. The total financial flows amounted to R106.0 billion in 2010. In the first half of 2011 the inflows on the financial account including unrecorded transactions amounted to R78.9 billion despite developments in the international financial markets especially from by Euro Zone sovereign debt crisis, concerns about the U.S. debt ceiling, unexpected shocks including political tension in the MENA region and steep increase in international price of oil, amongst other factors.
The following table sets forth capital movements into and out of South Africa for the periods indicated.
Capital Movements(1)

	For the year ended December 31,
							2011
	2005	2006	2007	2008	2009	2010	Q1	Q2
Rand (million)
Liabilities(2)
Direct Investment(3)	42,270	(3,567)	40,120	74,403	45465	11370	4951	12344
Public corporations	(1,670	0	0	0	0	0	0	0
Banking sector	31,134	1,040	4,898	36,141	1151	(335)	(305)	0
Private non-banking sector	12,806	(4,607)	35,222	38,262	44314	11705	5256	12344
Portfolio investment	36,188	144,501	97,485	(71,540)	107234)	107876	20789	35102
Monetary authorities	0	0	0	0	0	0	0	0
Public authorities	(9,829	33,212	(1,104)	(23,349)	26983)	60239	(836)	33025
Public corporations	(6,998	9,800	1,660	(2,559)	2,961)	7790	16543	5488
Banking sector	3,699	7,882	18,547	(4,771)	9841)	4070	(1316)	4485
Private non-banking sector	49,316	93,607	78,382	(40,861)	67449)	35777	6398	(7896)
Other Investments	32,735	60,750	58,711	47,730	(39956)	10957	1881	9710
Monetary authorities(4)	688	40	3,222	(2,218)	(174)	621	(840)	2352
Public authorities	7,182	3,328	(5,811)	199	(2,535)	(2320)	(450)	(1034)
Public corporations	2,016	(913)	1,443	2,147	8303	10806	2479	7152
Banking sector	16,009	25,035	42,259	43,572	35783	6713	(10984)	3410
Private non-banking sector	6,840	33,260	17,598	4,030	9767	(4863)	11676	(2170)
Assets(5)
Direct Investment(6)	(5,916)	(41,058)	(20,896)	25,888	9757	(3297)	(11189)	(5999)
Public corporations	0	0	0	(87)	(301)	(1008)	0	(131)
Banking sector	638	134	583	(14)	138	(66)	(68)	0
Private non-banking sector	(6,554)	(41,192)	(21,479)	25,989	(9594)	(2223)	(11121)	(58680
Portfolio investment	(6,123)	(15,044)	(24,026)	(63,325)	(13470)	(28232)	(22102)	(9505)
Monetary authorities	0	0	0	0	0	0	0	0
Public authorities	0	0	0	0	0	0	0	0
Public corporations	0	0	0	0	0	0	0	0
Banking sector	2,788	493	(4,554)	(4,930)	(342)	(6691)	(5956)	(1261)
Private non-banking sector	(8,911)	(15,537)	(19,472)	(58,395)	(13128)	(21541)	(16146)	(8244)
Other Investments	(22,895)	(38,823)	2,119	82,983	23703	(17674)	31748	(19328)
Monetary authorities	(43)	1	1	0	(1)	(1)	4	1
Public authorities	(994)	(1,574)	(357)	1,636	1,342	1785	1739	(144)
Public corporations	189	60	(2,076)	(1,271)	(293)	(213)	(1856)	177
Banking sector	(21,156)	(27,636)	(354)	80,842	(187)	(28242)	38197	(14269)
Private non-banking sector	(891))	(9,674)	4,905	1,776	22840	8997	(6336)	(5093)

Notes: —
(1)	Identified capital movements.

(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses. Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(3)	These transactions comprise only the liabilities of the Corporation of Public Deposits.

(4)	An increase in assets (outflow of capital) is indicated by parentheses.

(5)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(6)	Including the long-term assets of the SARB and the Corporation of Public Deposits.
Source: SARB.
The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data 2010 is not yet available.
Foreign Direct Investment

	2004	2005	2006	2007	2008	2009
	Rand (million)
South African foreign direct investment
Europe	166,743	190,360	238,768	276,406	253,689	222,814
Africa	23,601	19,083	59,118	84,378	100,892	115,687
Americas	17,454	16,304	23,655	26,781	34,076	46,181
Asia	5,310	5,815	25,770	44,330	52,979	128,724
Oceania	6,807	6,809	6,810	16,594	21,376	22,115
Other	121	119	133	140	131	138

Total	220,036	238,490	354,254	448,629	463,143	535,659

Foreign direct investment in South Africa
Europe	300,938	436,231	535,607	656,084	492,301	697,407
Americas	41,902	44,087	51,168	64,093	65,196	80,141
Asia	15,200	14,343	19,798	24,721	68,155	81,425
Africa	4,167	3,989	4,074	5,711	5,225	5,922
Oceania	544	829	964	1,191	1,603	1,612
Other	107	107	111	125	139	157

Total	362,858	499,586	611,722	751,925	632,619	866,664

Source: SARB.
South Africa’s outstanding external debt increased by US$20.4 billion or 26.0% from the end of 2009 to the end of 2010 and further to US$109.4 billion at the end of June 2011. The increase between end of 2009 and end of 2010 was driven mainly by rising level of Rand-denominated foreign debt and marked a switch in the contribution of Rand-denominated debt and foreign currency denominated debt over the period. The contribution of foreign currency-debt to total external debt, which at the end of 2008 amounted to almost 6%, declined gradually to 54% and 46% in 2009 and 2010 respectively. The increase in the second quarter of 2011 was mainly brought about by non-residents’ increased foreign currency deposits with the South African banking sector.
The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.
Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,
	2006	2007	2008	2009	2010	2011(4)
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	36,117	38,342	49,020	41,741	43,310	52,660
Monetary sector(3)	72,101	86,225	119,225	78,048	68,118	74,523
Non-monetary private sector	68,370	78,733	112,312	76,898	78,627	84,587

	As of December 31,
	2006	2007	2008	2009	2010	2011(4)
	Rand (million)(2)
Bearer bonds and notes	72,841	102,912	129,831	113,818	109,044	150,877
Long-term loans(4)	—	—	—	—	—
Total foreign-currency-denominated debt	249,429	306,212	410,388	310,505	299,099	362,644

Notes: —
(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)	Valued at middle-market exchange rates as of the end of period.

(3)	Including lending to other sectors.

(4)	As of June 30, 2011.
Source: SARB.
Reserves and Exchange Rates
Since the abolition of the financial Rand and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.
The strength in the exchange rate of the Rand during 2010 was largely driven by weakness of the euro resulting from the sovereign debt crisis, U.S. Dollar weakness brought about by second round effects of quantitative easing, increased commodity prices, sustained portfolio investment inflows, improved current account deficit and positive sentiments following successful hosting of the 2010 FIFA World Cup. The nominal effective exchange rate of the Rand increased, on balance, by 3.1% and 8.6% in the first and second half of 2010 respectively. The exchange rate of the Rand has, on balance, declined sharply by 17.7% in the first ten months of 2011. The rapid decline in the value of the Rand was observed mainly in the third quarter of 2011 as uncertainty surrounding the developments in the U.S. economic conditions and European sovereign debt crisis persisted.
The following table sets forth, for the periods indicated, the exchange rate of the Rand per U.S. Dollar.
Rand
(against the U.S. Dollar)

				At
Year	Low	High	Average	Period End
2006	5.9670	7.9520	6.7698	6.9737
2007	6.4639	7.5233	7.0559	6.7862
2008	6.7211	11.4740	8.2628	9.3035
2009	7.2439	10.5948	8.4415	7.3721
2010	6.6224	7.9704	7.3236	6.6224
2011(1)	6.5962	8.2825	7.0745	7.8180

Note: —
(1)	For the period through October 31, 2011.
Source: SARB.
Change in Reserves
South Africa’s net international reserves owing to balance of payments transactions improved by R17.0 billion in 2009 and increased by a further R31.3 billion in 2010 as the accumulation of foreign reserves by the bank accelerated following the global financial crisis. South Africa’s gross gold and other foreign reserves increased from US$43.8 billion at the end of December 2010 to US$49.7 billion at the end of September 2011. Expressed in Rand terms, gross gold and other foreign exchange reserves increased from R290.6 billion at the end of December 2010 to R401.9 billion at the end of September 2011. The ratio of import covered by reserves deteriorated from 19.9 weeks’ worth at the end of 2009 to 18.3 weeks’ worth at the end of 2010 before improving to 19.0 weeks’ worth at the end of June 2011.
The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.
Foreign Exchange Reserves

As of December 31,
							As of
	2005	2006	2007	2008	2009	2010	Sept. 30, 2011
	Rand (million)
South African reserve
Bank gold reserves(1)	12,970	17,634	22,843	32,426	32,753	36,774	52,648
Foreign exchange reserves
SDRs(2)	2,015	2,336	2,397	3,213	20,613	19,374	22,570
Other(3)	117,495	160,684	201,470	284,565	259,948	253,134	349,208
Total	130,465	178,318	224,313	316,991	292,701	290,626	401,856
National Government(3)(4)	12	11	12	11	12	11	12
Gross gold and other foreign reserves	130,477	178,329	224,325	317,002	292,713	290,637	401,868

Notes: —
(1)	Up to March 5, 2005 gold reserves were valued at 90% of the last 10 London fixing prices preceding end of period. From March 6 gold reserves were valued at market price taken at 14:30 on each valuation date.

(2)	SDRs.

(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

(4)	Including both the reserve and super reserve tranche position in the IMF.
Source: SARB.

PUBLIC FINANCE
Background
South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the National Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.
In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from fiscal 1996, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and provinces receive agreed shares of nationally collected revenue.
Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 and most recently to 283) and a concomitant increase in average size.
General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds, RDP accounts and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Budget includes transfer payments to local governments, but do not constitute a consolidation of local government accounts. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents a broader measure of government finances in South Africa. The public-sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.
The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only.
Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.
In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The

Borrowing Powers of Provincial Governments Act (1996) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by the loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.
A loan was approved to the Gauteng Province for implementing the Gautrain Rapid Rail Link. This is regulated through a loan agreement between the Minister of Finance and the Premier of Gauteng, and the Division of Revenue Act of 2009. The full loan amount provided was R4.2 billion plus R1 billion from a commercial bank.
The PFMA regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.
Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The legislation modernizes budget and financial management practices by placing local government finances on sustainable footing and puts in place a sound governance framework.
Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing (1999) recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the relevant provincial and National Treasury in terms of proposed debt.
As of June 30, 2011, the local government debt market stood at R43.2 billion, of which municipal bonds accounted for R13.3 billion, R850 million commercial paper, R243 million short term loans/overdrafts and the rest, R28.8 billion, are long term loans.
The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays finance the budgets of the provincial governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.
The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low-income households at affordable prices. The local government’s equitable share increased from R7.7 billion in fiscal 2005 to R23.8 billion in fiscal 2009 and is projected to increase to R43.6 billion by fiscal 2014. The strong growth in the equitable share addresses the increased cost of bulk services, such as electricity and water. The equitable share is intended to provide municipalities with funding towards the operating costs of providing free basic services to their poor households. Conditional grants fund the provision of basic services infrastructure to service poor households in order to achieve universal access to basic public services
Since calendar 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. Between 2004 and 2011, City of Johannesburg, Cape Town and Ekurhuleni issued bonds, totaling an amount of R13.3 billion raised in the debt capital markets in that period. The metros have also established domestic medium term note programs, allowing it to facilitate the issue of further bonds in line with their funding strategy.
Unemployment Insurance Fund (UIF)
In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded an operating cash surplus of R9.5 billion in fiscal 2010. The March 2009 actuarial evaluation indicated that the UIF is in a sound position to meet its cash-flow requirements over the next 10 years for a wide range of possible scenarios. The UIF had capital and reserves amounting to R50 billion as of March 31, 2011. It is estimated that the UIF’s financial performance surplus over the next three fiscal years will be R6.1 billion in fiscal 2012, R6.2 billion in fiscal 2013 and R6.2 billion in fiscal 2014.
The UIF has made substantial improvements in terms of financial viability and service delivery. New information management systems (Siyaya) have improved the quality and turnaround times of claims processing, provided more rapid responses to client enquiries and have fully integrated the UIF’s financial system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment. The UIF added 166, 453 new employees to its database, raising the total to 7,757,241 registered employees. The UIF is committed to bringing services closer to its client base in all Provinces provides services at 125 Department of Labour centers with processing functions and increased the number of decentralized processing sites from 57 in fiscal 2008 to 81 in fiscal 2011. In response to the global economic crisis, the UIF (which formed part of the National Government’s Framework for South Africa’s Response to the International Economic Crisis) earmarked R40 million to the Training of the Unemployed Scheme, from which around 700 candidates were enrolled to receive training by the Manufacturing, Engineering and Related Services Sectors Education and Training Authority (MERSETA). In addition, the UIF committed R1.2 billion towards the Training Layoff Scheme which is designed to provide support to companies that are in distress due to the economic downturn. Training skills and development is an important element of this response. Compensation Fund (CF).
The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.
While the CF remains financially sound with an accumulated surplus of R12.1 billion as of March 31, 2011, it has experienced administrative inefficiencies and challenges, which are being addressed through a turnaround strategy. The CF recorded a 5% increase in the number of registered employers with a concomitant increase in revenue. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring its information technology infrastructure. To ensure equity of access to services, the CF has decentralized its services to four provinces in fiscal 2010 (Limpopo, KwaZulu-Natal, Eastern Cape and Free State). Policy proposals under consideration include the rehabilitation and early reintegration to work policy framework and a new model to help determine employer assessment and premiums based on the number of accidents and claims made so that those with less exposure to diseases and injuries pay less premiums.

Road Accident Fund (RAF)
The liabilities of the RAF, including its short-term cash flow problems and the longer-term claims backlog, forced a reform in the system of compensation for victims of road accidents. The reform process started following the publication of the report of the RAF Commission in 2002. Following the report, which called for the reform of South Africa’s unlimited liability system of compensation for road accident victims, the Cabinet approved a strategy for the reform of the RAF for public consultation in June 2006. The strategy called for the reform of the RAF, to a no-fault road accident system that aims to establish a fairer and more cost-effective system of statutory protection for road users. This new proposal has been approved by the Cabinet and legislative drafting has started.
To address the immediate financial viability of the RAF, the RAF Amendment Act of 2005 (Amendment Act) was approved by the President. Since the promulgation of the Amendment Act, the level of compensation has been limited in respect of income and loss of support. The legislative amendments to the original RAF Act replaced the compensation system that promoted inequality and threatened the sustainability of the fund with a system that is more equitable, fair and transparent for the victims of road accidents. The Amendment Act also addresses the sustainability of the RAF, for example, by ensuring that caps are introduced for loss of earnings and support as well as general damages. In this regard, the amendments protect only those seriously injured, who will be able to receive additional compensation, in addition to their medical expenses and loss of income, to help them adjust their lives accordingly. The amendments stabilized the RAF and resulted in the reduction of the outstanding claims liability of the RAF which now stands at R44 billion.
South African Social Security Agency (SASSA)
The SASSA was created in accordance with the SASSA Act of 2004. The administration and payment of grants was shifted from the Provincial Departments of Social Development and from April 1, 2006 social grants has been administered by the SASSA which is registered as a public entity.
The SASSA is responsible for the delivery of government “social assistance” grants to the poorest of the poor in the country. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves.
Expenditure on social assistance increased from R36.9 billion in fiscal 2004 to a about R79.3 billion at the end of March 2010, constituting 3.5% of GDP.
The Budget Process
The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.
The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.
In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the National council of Provinces before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act of 2009 (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, amongst others, a procedure to amend money bills before Parliament. In essence, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget. In exercising its powers Parliament must ensure that (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels of debt and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. In addition, Parliament must consider the short, medium and long term implications of the fiscal framework, division of revenue and the long-term growth potential of the economy and the development of the country and must take into account cyclical factors that may impact on the prevailing fiscal position, public revenue and expenditure.
As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.
The Minister of Finance is required to indicate each year how the expected deficit between consolidated government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit financing requirement is principally met through the issue of long-term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.
During the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.
The Treasury Committee comprised of the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year, seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the Consolidated Budget (in departmental allocations) are made by Parliament in an Adjustments Budget toward the middle of the fiscal year.
Also around the end of October each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.
MTBPS
In the 2011 MTBPS, the National Treasury projects consolidated budget revenue for fiscal 2011 to amount to R814.2 billion, or R10.3 billion lower than the February 2011 estimate. Taking into account projected under-spending, declared savings and the adjusted state debt cost estimate, the revised estimate of total consolidated expenditure in fiscal 2011 is R978.8 billion. In February 2011, an expenditure of R979.3 billion was budgeted for fiscal 2011. The budget balance of the consolidated National Government budget for fiscal 2011 has been revised to a deficit of 5.5% of GDP. As the economy recovers over the next three years, the budget balance projection moves to a deficit of 3.3% of GDP in fiscal 2014.

The audited tax revenue outcome of R674.2 billion for fiscal 2010 was R26 billion higher than the original budget estimate in February 2010 and R2 billion higher than the revised 2011 Budget Review estimate.
Over the medium term, tax revenue is projected to recover in line with economic growth. This projection reflects cyclical effects, rather than a permanent or structural change in the size of the tax base. Between fiscal 2011 and fiscal 2014, growth in tax revenue is expected to be broadly in line with nominal economic growth. The 2011 MTBPS sets out the macroeconomic, fiscal and public- expenditure priorities for the medium term. The 2011 MTBPS illustrates the National Government’s economic, social and development policy priorities in the context of projections, for performance of the economy over the next three years and the current framework for fiscal policy and the Consolidated Government Budget.
Consolidated government expenditure of R1,062.3 billion is proposed for fiscal 2012, 9% more than the revised estimate of expenditure for fiscal 2011. An amount of R48 billion is provided in additions to baselines over the MTEF. Public-spending growth will continue to support investment in physical infrastructure, as well as higher investment in education and health. Expenditure on infrastructure by general government and non-financial public enterprises will continue to rise by an annual average nominal growth of 5.7% over the medium term. The public-sector borrowing requirement moderates to 7.8% of GDP next fiscal year, from 8.1% in fiscal 2011. This recovery is largely driven by an improvement in the Consolidated Government Budget balance and the level of internally own-generated revenue of the non-financial public enterprises.
The uncertainty of the economic environment and lower-than-expected recovery in revenue, at National Government level, as well as increased expenditure results in the public-sector borrowing requirement moving from a deficit of 6.5% of GDP in fiscal 2010 to 8.1% in fiscal 2011. The budget deficit for the public-sector is expected to average about 6.6% over the medium term.
The MTEF allocates R811.2 billion across the three spheres of government in fiscal 2011. This increases to R1 trillion by fiscal 2014. The local share of nationally raised revenue grows from 8.6% in fiscal 2011 to 9% by fiscal 2014, while the provincial share shrinks from 44.8% to 43.6% over the same period. The proposed allocations aim to enable provinces and municipalities to deliver better-quality services, particularly in poor communities; to invest in and maintain key infrastructure; and to support labor-intensive delivery of services, while improving the efficiency of expenditure and composition of expenditure.
Debt-service costs have fallen from nearly 5.6% of GDP in fiscal 1998 to 2.6% in fiscal 2011. Declining deficits and fiscal surpluses in recent years have resulted in a particularly pronounced drop in debt-service costs. This created significant fiscal space, enabling government to preserve the real value of previous allocations and make available additional resources to improve the availability and delivery of public services without having to increase taxes. The National Government’s decision to sustain spending in key areas, following the recession of fiscal 2010, meant additional borrowing was required to cover the slowdown in revenue collections. This means debt service costs rise from 2.6% of GDP in fiscal 2011 to 2.9% of GDP by fiscal 2014. From fiscal 2013, it is expected that the National Government will only borrow in order to finance capital expenditure and the consolidated government budget will achieve a primary balance by fiscal 2015. Debt-service costs are therefore projected to stabilize at 2.9% of GDP in fiscal 2014.
2012 MTEF
The MTBPS announced the 2012 MTEF which sets out the consolidated expenditure framework for fiscal 2012 through to fiscal 2014. The framework consists of revised baseline estimates reflecting the government’s current spending priorities, including, education, social protection, transport and health services which take up the largest of planned expenditure. Strong growth can be seen in housing, water supply, police services and law courts.
2011-2012 National Budget and Consolidated Government Budgets
2011-2012 National Budget
In February 2011, the South African Minister of Finance submitted the 2011-2012 National Budget to Parliament.

The 2011-2012 National Budget and the three-year MTEF estimates continued the countercyclical fiscal stance and gave effect to budgetary priorities such as continued spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.
The 2011-2012 National Budget allocated an additional R40.2 billion to the nine provincial governments for the 2012 MTEF, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2011-2012 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.
The National Government estimates that total national revenues for fiscal 2011 will amount to R729.9 billion. National budget expenditure for fiscal 2011 was estimated at R888.9 billion. Consequently, a main budget deficit of R159.1 billion, or -5.5% of GDP was forecast. A net borrowing requirement of R57.9 billion was expected, which includes extraordinary receipts totaling R1.4 billion.
In January 2001, South Africa’s source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.
2011-2012 Consolidated Government Budget
The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Government Budget presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance — Background.”
The 2011-2012 consolidated government expenditure was budgeted at R979.3 billion for fiscal 2011. The deficit on the Consolidated Government Budget is lower than that in the main National Budget due to surpluses in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund and Compensation Funds.
The estimated 2011-2012 Consolidated Government Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well-being of South Africans.
Education remained the largest category of expenditure, followed by welfare and social security services. Healthcare expenditure remained significant. Economic services and protection services spending accelerated and remained an important feature of the Consolidated Budget in fiscal 2012.
The following table sets forth the consolidated National Government expenditure for fiscal 2008 through fiscal 2010 and a revised estimate for fiscal 2011 as set out in the 2011-2012 Consolidated Government Budget for the periods indicated.

Consolidated Government Expenditure

	Fiscal 2008		Fiscal 2009		Fiscal 2010
		% of		% of		% of
	Outcome	total	Outcome	total	Outcome	total
	Rand (million)
Economic classification
Current Payments	308,166.6	54.2%	361,883.6	53.6%	412,302.9	52.7%
Compensation of employees	177,101.1	31.2%	211,164.1	31.3%	248,612.3	31.8%
Goods and services	78,074.4	13.7%	96,074.8	14.2%	106,218.6	13.6%
Interest and rent on land	52,991.1	9.3%	54,644.7	8.1%	57,471.9	7.3%

Transfers and subsidies	234,757.6	41.3%	271,865.4	40.3%	305,605.0	39.1%
Municipalities	38,945.3	6.9%	46,225.4	6.9%	55,549.1	7.1%
of which: Local government share	38,482.0	6.8	45,487.3	6.7	51,537.3	6.6
Departmental agencies and accounts	53,552.2	9.4%	62,901.3	9.3%	67,994.3	8.7%
Universities and technikons	12,126.9	2.1%	14,043.9	2.1%	15,563.6	2.0%
Foreign governments and international organizations	935.8	0.2%	1,017.4	0.2%	1,366.7	0.2%
Public corporations and private enterprises	24,193.1	4.3%	24,692.7	3.7%	25,884.5	3.3%
Public corporations	16,285.8	2.9	15,698.7	2.3	21,297.5	2.7
Subsidies on products and production	6,555.0	1.2	8,431.3	1.2	9,621.2	1.2
Other transfers	9,730.9	1.7	7,267.5	1.1	11,676.3	1.5
Private enterprises	7,907.3	1.4	8,994.0	1.3	4,587.0	0.6
Subsidies on products and production	6,740.7	1.2	8,094.5	1.2	2,780.5	0.4
Other transfers	1,166.5	0.2	899.4	0.1	1,806.5	0.2
Non-profit institutions	11,651.4	2.1%	14,998.9	2.2%	16,472.7	2.1%
Households	93,352.8	16.4%	107,985.7	16.0%	122,774.1	15.7%
Social benefits	80,313.2	14.1	92,253.9	13.7	105,710.5	13.5
Other transfers to households	13,039.6	2.3	15,731.8	2.3	17,063.6	2.2

Payments for capital assets	24,100.0	4.2%	29,861.2	4.4%	32,607.6	4.2%
Buildings and other fixed structures	17,804.5	3.1%	23,357.2	3.5%	25,629.0	3.3%
Buildings	11,681.2	2.1	15,580.2	2.3	17,340.5	2.2
Other fixed structures	6,123.3	1.1	7,777.0	1.2	8,288.4	1.1
Machinery and equipment	5,834.8	1.0%	6,137.1	0.9%	6,389.3	0.8%
Transport equipment	1,952.9	0.3	1,939.8	0.3	1,988.1	0.3
Other machinery and equipment	3,881.9	0.7	4,197.3	0.6	4,401.2	0.6
Land and sub-soil assets	159.3	0.0	76.5	0.0	237.9	0.0
Software and other intangible assets	285.7	0.1%	284.4	0.0%	257.2	0.0%
Other assets	15.7	0.0%	6.0	0.0%	94.1	0.0%

Payment for financial assets	1,253.6	0.2%	11,032.9	1.6%	31,711.2	4.1%

Total consolidated expenditure	568,277.7	100%	674,643.1	100%	782,226.6	100%

Note:	—

(1)		These figures were estimated by the National Treasury and may differ from data published by Stats SA and the SARB. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.
The following table sets for the consolidated Government Expenditure as set out in the MTBPS for the periods indicated. Please note that while the line items may differ from the 2011-2012 Consolidated Government Budget table, the categories remain the same and can be compared.

Consolidated Government Expenditure for Fiscal 2011 —2015

						Average
						annual
						growth
	2011	2012	2013	2014	2015	2012 —
	Outcome	Revised	Medium-term estimates			2015
			Rand (billion)
General public services	48.3	53.0	54.7	58.7	64.9	7.0%

Defense	34.0	38.3	41.8	44.4	47.0	7.1%

Public order and safety	83.2	90.6	98.8	105.9	112.1	7.4%
Police	55.4	60.7	65.0	69.8	73.9	6.8%
Law courts	12.9	13.8	15.8	17.1	18.0	9.3%
Prisons	14.9	16.1	18.1	19.1	20.2	7.9%

Economic infrastructure	71.1	77.4	85.5	91.9	101.5	9.5%
Communication	2.4	2.7	3.3	3.4	3.4	8.4%
Fuel and energy	7.2	7.7	7.5	6.6	7.1	(2.7)%
Transport	61.5	67.0	74.7	81.8	91.0	10.7%

Economic services and environmental protection	45.7	52.4	56.3	60.2	62.6	6.1%

Local government, housing and community amenities	99.4	121.5	128.4	140.5	146.2	6.4%
Housing development	21.1	25.9	28.7	31.9	34.1	9.5%
Local government and community development	47.5	56.3	61.1	66.9	67.1	6.0%
Water supply	30.7	39.3	38.6	41.7	45.0	4.7%

Health	100.2	113.2	121.5	130.6	140.1	7.4%

Recreation and culture	10.4	9.6	9.6	9.2	9.7	0.2%

Education	167.8	190.8	202.6	218.2	231.7	6.7%

Social protection	131.4	147.8	159.8	172.6	182.3	7.2%

Science and technology	8.1	7.3	8.1	9.2	9.6	9.5%

Allocated expenditure	799.6	901.9	967.2	1,041.3	1,107.9	7.1%
State debt cost	66.2	76.9	89.1	104.1	115.1	14.4%
Eskom loan	20.0	—	—	—	—
Contingency and policy reserve	—	—	6.0	12.0	24.0

Economic classification

Consolidated expenditure[1]	885.8	978.8	1,062.3	1,157.4	1,247.0	8.4%

Current payments	523.9	591.5	640.6	695.1	743.3	7.9%
Compensation of employees	309.9	343.0	364.2	387.7	410.9	6.2%
Goods and services	142.4	163.8	178.0	193.8	207.2	8.2%
Interest and rent on land	71.6	84.8	98.4	113.6	125.3	13.9%
of which: state debt cost	66.2	76.9	89.1	104.1	115.1	14.4%

Transfers and subsidies	278.5	312.7	341.1	368.7	389.1	7.6%
Municipalities	65.7	75.2	82.7	89.8	96.6	8.7%

						Average
						annual
						growth
	2011	2012	2013	2014	2015	2012 —
	Outcome	Revised	Medium-term estimates			2015
			Rand (billion)
Departmental agencies and accounts	11.7	10.9	13.7	15.7	15.9	13.6%
Higher education institutions	18.0	19.7	21.0	22.4	23.7	6.5%
“Foreign governments and international organizations”	1.6	1.9	2.3	2.5	2.6	11.8%
Public corporations and private enterprises	25.2	29.9	32.1	33.0	30.2	0.3%
Non-profit institutions	21.9	23.6	25.5	27.4	29.4	7.6%
Households	134.5	151.5	163.8	178.0	190.6	8.0%

Payments for capital assets	61.8	73.8	74.5	81.6	90.6	7.0%
Buildings and other capital assets	45.9	58.5	59.8	67.2	71.5	6.9%
Machinery and equipment	15.9	15.3	14.7	14.4	19.1	7.5%

Payments for financial assets	21.5	0.8	—	—	—

Total	885.8	978.8	1,056.3	1,145.4	1,223.0	7.7%
Contingency and policy reserve	—	—	6.0	12.0	24.0

Consolidated expenditure[1]	885.8	978.8	1,062.3	1,157.4	1,247.0	8.4%

Note:	—

(1)		Payments to SACU partners in respect of a previous error in calculation of the 1969 agreement.
During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In fiscal 1993 and fiscal 1994, public-sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the SARB on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in fiscal 1983 to 40.9% of GDP in fiscal 1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the SARB. Consolidated government expenditure was 30.7% of GDP in fiscal 2008 and the public-sector borrowing requirement was in deficit at R93.4billion, or 4% of GDP.
Taxation
Taxation in South Africa is administered by the SARS, an autonomous body managed by a board of directors which was established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Amongst other, SARS collects personal income tax, company tax, value-added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.
While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.
The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.
Although at the beginning of 2010, there were indications of the global economy recovering from the global recession, the South African estimated tax revenue for fiscal 2010 was projected to be R68.9 billion lower than the budgeted R659.3 billion announced in February 2009. However, the estimate was R1.4 billion higher than the estimate in October 2009. The shortfall in the estimated tax revenue was mainly in corporate income tax, VAT, customs duties, personal income tax and secondary tax on companies (STC). Continued global uncertainty and the fiscal crisis in Europe have dampened growth in South Africa resulting in lower tax revenue.
The National Government has over the past 10 years adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals. In fiscal 2012, budget proposals resulted in net tax relief of R4.1 billion. Personal income tax bracket adjustments amounted to R8.9 billion in revenue loss. Most of the relief was provided to the lower-income brackets. Increments in indirect taxes are estimated at R4.985 billion.
The top marginal personal income tax rate remains at 40% and the minimum tax threshold for taxpayers under the age of 65 was increased to R59,750 in fiscal 2012, compared with R57,000for fiscal 2011. The minimum tax threshold for taxpayers over the age of 65 was increased to R93,150 for fiscal 2012. A new R104,261 threshold for taxpayers aged over 75 years was introduced.
In the 2011-2012 National Budget, the domestic interest exemption threshold was increased from R32,000, the previous year to R33,000 for taxpayers 65 years and older and from R22,300 to R22,800 for taxpayers younger than 65. The threshold of the exemption applicable to foreign interest income was increased from R3,500 to R3,700 per annum and the annual exclusion threshold for capital gains or losses was increased from R17,000 to R17,500.
Company Tax
Over the past few years, South Africa has reduced the headline corporate income tax rate from 40% to 35% in fiscal 1995 to 30% in fiscal 2000, 29% in fiscal 2006 and 28% in fiscal 2009. Branches of foreign companies operating in South Africa are taxed at a rate of 33%, but no secondary tax is levied on these companies.
As of October 1 2007, STC which is levied on dividends declared by South African companies was broadened and the STC rate was reduced from 12.5% to 10.0%, while its tax base was redefined. The second phase of the STC reform entails the conversion to a classical system of taxing dividends at the shareholder level i.e. a dividend tax. Individual and non-resident shareholders will be liable for the new dividend tax at 10%, while resident corporate shareholders (inter-company dividends) will be exempt. Institutions that are exempt from income tax will also be exempt from the new dividend tax. The company paying the dividend will be liable to withhold the tax and pay it to the SARS. As the tax will be levied on the shareholder, the definition of dividend has been revised to reflect a dividend in relation to receipts by shareholders. These receipts will constitute a dividend if they represent amounts not previously contributed by the shareholder for the issue of shares in the company.
As an anti-avoidance measure, a special regime for passive holding companies, which will only come into effect when the new dividends tax comes into effect on April 1, 2012, will ensure that dividends received by such companies are taxed at a set rate.
Further amendments with respect to the proposed dividend tax were made in 2009. A new definition for dividends was introduced, which provides for any amount transferred by a company to a shareholder by virtue of a share as a dividend, with certain exclusions. Dividend withholding rules as well as anti-avoidance measures were also refined.

As a transitional measure, companies will be able to offset accumulated STC credits against dividends declared for a period of up to five years.
The South African tax legislation contains certain corporate reorganization rollover rules. These rules are intended to facilitate the tax free transfer of assets in specified circumstances. Taxpayers may not generally deduct interest incurred in respect of loan funding used to acquire shares because shares generally only produce exempt income. However, taxpayers can indirectly obtain a deduction for interest when acquiring shares of a target company when the acquisition is associated with certain rollover reorganization. The rollover rules were never intended to enable interest deductions when those deductions would not otherwise be available. A measure to control interest deductions in respect of debt used to procure, enable, facilitate or fund certain reorganization transactions has been introduced. In terms of this measure, the interest associated with debt used to procure, enable, facilitate or fund certain reorganization transactions will no longer be automatically deductible. In order to obtain a deduction of the interest expenses, taxpayers will now be required to apply for a directive in order to obtain approval from SARS for the deductibility of the interest expenses.
The new concept of “headquarter company” was introduced with effect from January 1, 2011. Headquarter companies enjoy certain tax and exchange control relief and the concept is aimed at positioning South Africa as a holding company gateway for foreign multinationals into Africa.
As of January 1, 2011, in order to qualify as a headquarter company, certain requirements must be met, inter alia,
•	a headquarter company must be a South African resident company;
•	each shareholder of the company (whether alone or together with any other company forming part of the same group of companies as the shareholder) holds 10% or more of the equity shares and voting rights in that company;
•	at least 80% or more of the cost of the total assets of the company are attributable to any interest in equity shares in, any amount loaned or advanced to, or any intellectual property as defined that is licensed by the headquarter company to, any foreign company in which the headquarter company held at least 10% of the equity shares and voting rights;
•	where the gross income of the headquarter company exceeds R5 million, at least 50% or more of its gross income consists of rental, dividends, interest, royalty or service fee paid by a foreign company, and/or proceeds from the disposal of equity shares in a foreign company or of any intellectual property which had been licensed by the headquarter company to the foreign company.
As of January 1, 2010, the distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc.) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. Currently, no withholding taxes are payable on interest paid to non-residents. However, a withholding tax on interest will be introduced which is anticipated to take effect on January 1, 2013. As a result all interest paid to non-residents will be taxed at a final withholding tax rate of 10% and will be payable within 14 days after the end of the month during which the interest is paid. However, this 10% withholding charge will be subject to some exemptions. For now, interest from domestic debt paid to non-resident investors will remain wholly untaxed with regards to government bonds listed debt instruments (i.e. debt listed on the JSE or a foreign exchange), any debt owed by a domestic bank or the SARB.
The exemption of interest owned by domestic banks does not include back-to-back loan agreements designed to circumvent the 10% withholding tax e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender. In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (i) trade finance, (ii) certain foreign payors and foreign payees, and (iii) certain forms of debt owed by a headquarter company. South African double tax agreements with low tax jurisdictions that provide for a zero withholding rate will be renegotiated.
International transactions are currently subject to rules dealing with transfer pricing and controlled foreign companies.

As of January 1, 2011, a controlled foreign company includes a foreign company where more than 50% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies. As of January 1, 2012, controlled foreign company rules will also be adjusted so that each cell of a foreign statutory cell company is treated as a separate foreign company for all controlled foreign company purposes. Therefore, if one or more South African residents hold more than 50% of the participation rights in an offshore cell, the cell will be deemed to be a controlled foreign company without regard to ownership in the other cells. As of April 1, 2012, the ownership threshold in respect of the dividend and capital gain participation exemptions in relation to foreign shares will be reduced from 20% down to 1%. This lower threshold is consistent with global economic concept of direct foreign investment and that of South African exchange control requirements. It is important to note that the foreign dividend participation exemption provision contains so-called anti-cycle scheme rules within the participation exemption so as to prevent the offshore cycling of funds. The participation exemption does not apply if the foreign dividends at issue arose directly or indirectly from a South African deductible payment that is not subject to South African normal tax in the hands of the offshore recipients.
With effect from January 1, 2012, the domestic corporate restructuring rollover rules will be extended to fully include the restructuring of offshore companies that remain under the control of the same South African group companies. The asset-for-share, amalgamation, unbundling and liquidation rules will be revised to cover offshore restructurings.
The current South African source rules are still based on common law. However, a new uniform system of source rules will apply commencing on January 1, 2012. The new uniform system will combine the common law, pre-existing and tax treaty principles. These source rules will loosely reflect implicit tax treaty principles, with a few added built-in protections) so that the South African system is globally aligned. The new source rules eliminate the concept of deemed source. South African sources of income are now fully defined and items of income falling outside these definitions will be treated as foreign source income, unless a particular category of income is not expressly defined, in which the common rules will continue to apply.
South Africa has also introduced a new limited foreign tax credit that will be effective as of January 1, 2012. This foreign tax credit will be limited solely to foreign withholding taxes imposed in respect of services rendered in South Africa. These tax credits will be limited solely to South African taxes otherwise imposed on the same service income after taking applicable deductions into account.
South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater to Islamic finance. The changes focus on certain commonly used Shari’a compliant arrangements within South Africa, particularly, Mudaraba, Murabaha and Diminishing Musharaka. Also proposed in 2011 is the introduction of a government Sukuk (an Islamic bond) that will be issued domestically. The changes seek to place the above mentioned products on an equal footing with conventional finance products. These changes will be effective from a date to be announced by the Minister of Finance by notice in the Gazette.
Effective April 1, 2012, transfer pricing rules will be modernized to be in line with the OECD guidelines. The amendment will shift the focus from goods and services to a broader category of “cross-border transactions, operations, schemes, agreements or understandings” that have been effected between, or undertaken for the benefit of connected person. SARS will publish new guidelines dealing with transfer pricing in the form of an Interpretation Note. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles.
In relation to the ethid-capitalization provisions, the new amendments effectively take away the Commissioner’s discretion to determine whether or not financial assistance provided to a South African resident by a non-resident who is connected to the resident, is excessive in relation to the fixed capital of the recipient of the financial assistance. The taxpayer will now be obliged to ensure that all its transactions are done on an arms length basis. Further, the thin capitalization rules have now been merged directly into the transfer pricing rules. The transfer pricing rules will henceforth be used to deny deductions for interest that would not have existed had a South African entity not been thinly capitalized with excessive debt.

From January 1, 2011, investors in equity funds constituted as partnerships or trusts will be granted tax relief and will be regarded as having a permanent establishment in South Africa merely by virtue of their investment. This tax relief places limited partners of trust beneficiaries in the same position had these investors invested directly in the underlying assets of the partnership or trust. The investors will not be exposed to South African tax merely because of the portfolio management activities carried on in South Africa. However, management fees of the South African manager, general partner or trustee will remain taxable in South Africa. To qualify for this relief the investor must satisfy the following requirements: (i) the partner or trust beneficiary must have limited liability like a shareholder of a company; (ii) the partner or trust beneficiary must not participate in the effective management of the business of the partnership or trust; (iii) the partner or the trust beneficiary must not have the authority to act on behalf of the partnership or trust or on behalf of the members of the partnership or trust and (iv) the partner of trust beneficiary must not render any services to or on behalf of the partnership or trust.
A new definition of a “foreign partnership” was introduced into the Income Tax Act for tax years commencing after October 1, 2010. The purpose of the new definition is to ensure that entities like limited liability partnerships or limited liability companies and similar hybrid entities are not treated as companies when they are in fact partnerships. The new definition therefore synchronizes the South African tax treatment of these entities with foreign tax practice. To qualify as a foreign partnership, an entity must be a partnership, association or body of persons established or formed under foreign law.
The presumptive tax system for micro-businesses became effective in March 2009. It is elective for businesses with an annual turnover of below R1.0 million. The system was intended to reduce tax compliance costs for micro businesses and not necessarily to lower their tax liability. The 2011 Budget Review proposal on the turnover tax regime includes a reduction of the tax rates and an increase in the brackets. The three year lock in period will also be relaxed with exit at the end of the year of assessment allowed but no re-entry permitted. Businesses registered for turnover tax will also be able to register as vendors for VAT purposes. The introduction of the simplified tax package for micro businesses with an annual turnover below R1.0 million coincided with an increase in the compulsory VAT registration threshold from an annual turnover of R300,000 to R1.0 million.
In an attempt to encourage clean development mechanism (CDM) related projects in South Africa the income generated from primary certified emissions reductions certificates from CDM projects that are approved after February 11, 2009 and before December 31, 2012 will be exempted from income tax.
In an effort to encourage conservation of South Africa’s rich biodiversity, the Income Tax Act contains tax incentives (introduced in the 2008—2009 Budget) for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: the Biodiversity Act of 2004 and: National Environmental Management: the Protected Areas Act of 2003. Landowners are eligible for income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements. Furthermore, the mineral and petroleum royalty regime came into effect in two phases: Section 1 of the Royalty Act came into effect on November 1, 2009 and the rest of the Royalty Act came into effect on March 1, 2010. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain expenses.
Previously, two sets of transaction taxes applied to trading in investment securities: (1) stamp duty, in the case of unlisted shares and (2) un-certificated securities tax, in the case of exchange-traded securities. To simplify administration and to eliminate anomalies created by this dual treatment, with effect from July 1, 2008, all secondary trading in shares (listed or otherwise) are, under the terms of the Securities Transfer Tax Act (replacing the Stamp Duties Act and Un-certificated Securities Tax Act), were subject to a single securities transfer tax. Amendments to simplify exemptions and clarify the impact on derivative products and partial disposals were also introduced.
The 2008-2009 National Budget set aside R5.0 billion as tax incentives to support the National Government’s industrial policy action plan. These incentives take the form of tax allowances for investments in manufacturing assets and employee training. The Urban Development Zone tax incentive designed to rejuvenate the inner-cities of a selected number of municipalities was been extended to 2014. Incentives in the form of accelerated depreciation allowances for the provision of low-cost housing rental units were also included in the 2008 tax legislation.
To meet the challenges of small and medium sized businesses and junior mining and exploration companies of accessing equity financing through venture capital, the National Government, effective July 2009, introduced a tax incentive for investors, venture capital companies that are in turn required to invest in qualifying small and enterprises.
The learnership allowance, meant to encourage firms to train their workers, was extended for a further five years.
The 2009 Budget announced an ad valorem CO2 emissions tax on new passenger motor vehicles. The CO2 emissions tax is levied at a flat rate and became effective from September 1, 2010. The main objective of this tax is to influence the composition of South Africa’s vehicle fleet to become more energy efficient and environmentally friendly. The emissions tax initially applied to passenger cars, but was extended to commercial vehicles. New passenger cars are taxed based on their certified CO2 emissions at R75 per g/km for each g/km above 120 g/km. Double cab vehicles were included from March 1, 2011 and are subject to a higher rate of R100 per g/km for emissions above a 175 g/km threshold. This emissions tax is in addition to the current ad valorem luxury tax on new vehicles.
The SARS has proposed that taxpayers be entitled to claim a notional allowance for all forms of energy efficiency savings resulting from the production of income. This notional allowance will enable the taxpayer to capture the full profit from energy efficient savings during each year in which incremental energy efficiency savings is initially realized. A levy was introduced in July 2009 on the sale of electricity generated from non-renewable and nuclear sources. The rate was increased from 2c/kWh to 2.5c/kWh in April 2011. The levy is collected at the source by electricity producers.
Depreciation allowances, including the accelerated depreciation relief for urban development zones, are available if the underlying land is owned by the party undertaking the improvement and the expenditure is incurred in respect of buildings within specified urban development zones. The amount of the allowance is equal to 20% of the cost to the taxpayer of the erection or extension of or addition to that building, which is deductible in the year of assessment during which that building is brought into use by that taxpayer solely for the purposes of that taxpayer’s trade and 8% of that cost in each of the 10 succeeding years of assessment. Depreciation relief has also been afforded to environmental production and post-production assets. Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5% per annum (i.e. a 20 year straight-line write off period).
As from 2010, new depreciation rules apply to holders of rights of use or of occupation that undertake obligatory improvements on property in the case of public private partnerships, the three spheres of Government and certain exempt Government-owned exempt entities (e.g. parastatals and universities). Furthermore, the lessee must use the property for purposes of earning income there from (e.g. rental income from leasing the building to group companies).
A voluntary disclosure program was introduced by the SARS with effect from November 1, 2010 and ended in October 2011. This program allowed taxpayers who have defaulted in respect of their tax compliance issues to make voluntary disclosure to the SARS and avoid additional tax, penalties and interest being levied against them. The taxpayer participating in the voluntary disclosure program had to meet certain requirements, such as the SARS not having been aware of the default prior to the taxpayer being allowed to participate in the voluntary disclosure program. Criminal prosecution will not be initiated against the non-compliant tax payers but the full amount in default will still have to be paid. The relief will apply to those who defaulted on their tax payers before February 17, 2011.

Revenue
In fiscal 2011, revenue improved in comparison to fiscal 2010. While revenue is expected to grow to R728.6 billion in fiscal 2012, the current estimate has been reduced from the R741.6 billion estimated in February 2011. This is attributed to a decline in value added tax revenue.

Consolidated Government Revenue

	Summary of Revenue Collections for the Fiscal Year Ending 31 March,
	2008	2009	2010	2011	2012
					MTBPS
	Actual				Estimate
Source of Revenue			Rand (thousand)
Taxes on income and profits	332,058,296	383,482,732	359,044,851	379,941,233	418,944,328
Persons and individuals	168,774,352	195,115,008	205,145,022	226,925,026	252,750,000
Companies	140,119,831	165,378,278	134,883,421	132,901,680	144,165,000
Secondary tax on companies	20,585,421	20,017,580	15,467,796	17,178,189	19,000,000
Tax on retirement funds	285,357	143,251	42,699	2,772	4,000
Interest on overdue income tax	2,280,507	2,776,988	3,433,024	2,904,485	3,024,328
Small business tax amnesty	12,828	51,627	72,889	29,080	1,000

Taxes on payroll and workforce	6,330,917	7,327,463	7,804,828	8,652,340	10,000,000
Skills development levy(1)	6,330,917	7,327,463	7,804,828	8,652,340	10,000,000

Taxes on property	11,883,869	9,477,079	8,827,037	9,102,302	7,872,729
Donations tax	27,551	124,992	60,084	64,584	56,795
Estate duty	691,031	756,738	759,273	782,325	795,934
Marketable securities tax	3,757,114	3,664,484	3,324,633	2,932,906	2,820,000
Transfer duties	7,408,173	4,930,865	4,683,047	5,322,487	4,200,000

Domestic Taxes on Goods and Services	194,690,295	201,416,061	203,666,757	249,490,376	260,386,238
Value added tax	150,442,849	154,343,122	147,941,324	183,571,439	187,464,000
Specific excise duties	18,812,447	20,184,539	21,289,279	22,967,617	24,840,000
Ad valorem excise duties	1,480,454	1,169,529	1,275,942	1,596,229	2,230,000
Fuel levy	23,740,511	24,883,776	28,832,536	34,417,577	36,900,000
Departure tax	540,635	549,365	580,326	647,810	694,224
Electricity levy	—	—	3,341,691	4,996,366	6,480,000
Other(2)	267,399	285,730	405,658	1,293,339	1,778,013

Taxes on international trade and transactions	27,081,900	22,852,428	19,318,561	26,977,132	31,383,105
Customs duties	26,469,760	22,751,022	19,577,115	26,637,438	31,000,000
Import Surcharge	116	167	35,766	70,390	82,571
Miscellaneous customs and excise	612,024	101,239	(294,319)	2698,304	300,534
Stamp duties and fees	557,123	571,838	49,457	3,069	6,000
State miscellaneous revenue(3)	212,236	(27,439)	(5,724)	16,698	—

Total Gross Revenue	572,814,636	625,100,162	598,705,767	674,183,150	728,592,400

Departmental Revenue(4)	11,671,702	12,616,184	8,888,521	12,698,703	11,713,000

Of which Mineral Royalties and Mining leases	*	*	*	3,555,000	4,890,000
Less: SACU payments(5)	(24,712,567)	(28,920,624)	(27,915,405)	(17,905,679)	(21,763,239)
Provinces, social security and selected public entities	65,900,000	76,000,000	84,603,000	89,228,000	95,704,000

Total budget revenue	625,673,771	684,795,722	664,281,883	758,204,173	814,246,161

Notes:—

(1)	Levy on payroll dedicated to skills development.

(2)	Including turnover tax on small business, various levies: environmental levy on plastic bags, incandescent light bulb levy, vehicle emissions tax as well as receipts of the Universal Service Fund.

(3)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

(4)	Revenue generated from non-tax activities such as fines and dividends. Mineral royalty was effective from March 1, 2010.

(5)	South African Custom Union payments.

Source: 2011-2012 Budget, the MTBPS and the South African National Treasury.
Gross tax revenue grew from R495.5 billion in fiscal 2006 to R598.7 billion in fiscal 2010. Gross tax revenue for fiscal 2011 was R674.2 billion, approximately 24.5% of GDP.
In the context of a global economic slowdown and lower corporate profits and subdued household consumption, moderate revenue growth is expected over the period ahead. Therefore in fiscal 2012 tax revenue is expected to increase to R728.6 billion.
The revised tax revenue estimate for fiscal 2012 is R13 billion below the 2011 Budget estimate due to a decline across some tax instruments, mainly seen in VAT (-R13.4 billion) and uncertain economic conditions. Non-tax revenues are also expected to be R1.6 billion above the budget estimate, largely as a result of interest and dividend income. Total tax revenue is expected to increase by 8.1%, from the audited outcome of R674.2 billion in fiscal 2011 to an estimated R728.6 billion in fiscal 2012.
Financing
The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2011, and budgeted amounts for the fiscal year ending March 31, 2012.
Financing of the Net Borrowing Requirement of the National Government

							Budget
							estimates
	2006	2007	2008	2009	2010	2011	2012(3)
				Rand (million)
Borrowing
Revenue	411,747.9	481,197.0	560,794.6	608,795.7	579,678.6	669,184.6	718,542.2
Expenditure	416,684.0	470,192.5	541,443.4	635,953.3	747,196.8	805,140.5	888,018.3
Budget balance(1)	(4,936.1)	11,004.5	19,315.2	(27,157.6)	(167,518.2)	(135,955.9)	(169,476.1)
% of GDP	(0.30)%	0.60%	0.90%	(1.2)%	(6.9)%	(4.9)%	(5.7)%
Plus: Extraordinary payments	(4,553.9)	(4,213.7)	(775.6)	(4,284.1)	(671.2)	(838.6)	(520.0)
Less: Extraordinary receipts	6,905.2	3,438.1	1,849.8	8,203.4	6,434.6	3,009.7	3,380.0
Net borrowing requirement	(2,584.8)	10,228.9	20,425.4	(23,238.3)	(161,754.8)	(133,784.8)	(166,616.0)
Financing
Domestic short-term loans (net)	5,716.4	5,334.1	5,672.9	12,225.1	49,770.3	34,893.0	22,000.0
Domestic long-term loans (net)	23,086.0	891.7	(2,448.2)	23,059.0	118,855.8	136,849.7	135,066.9
Market loans	44,932.0	36,938.3	26,820.2	42,354.3	132,394.9	150,385.3	150,400.0
Extraordinary issues	4,539.0	—	—	—	—	—	—
Redemptions	(26,385.0)	(36,046.6)	(29,268.4)	(19,295.3)	(13,539.1)	(13,535.6)	(15,333.1)
Foreign loans (net)	518.0	181.5	(4,745.4)	(3,954.4)	23,257.5	2,839.5	(2,363.3)

							Budget
							estimates
	2006	2007	2008	2009	2010	2011	2012(3)
				Rand (million)
Market loans	—	3,617.9	—	—	30,872.4	5,151.1	—
Arms procurement loan agreements	2,896.8	3,690.0	2,426.5	3,057.3	800.0	470.4	985
World Bank loans	50.0	—	20.0	1.4	—	—	—
Redemptions (including revaluation of loans)	(2,428.8)	(7,126.4)	(7,191.9)	(7,013.1)	(8,414.9)	(2,782.0)	(3,348.3)
Change in cash and other balances(2)	(26,735.6)	(16,636.2)	(18,904.7)	(8,091.4)	(30,128.8)	(40,797.4)	11,912.4

Total	2,584.8	(10,228.9)	(20,425.4)	23,238.3	161,540.3	133,754.8	166,616.0

Notes: —

(1)	A negative number reflects a deficit and a positive number a surplus.

(2)	A positive change indicates a reduction in cash balances.

(3)	Certain numbers are not available, as indicated by “N/A.”
Source: South African National Treasury.
In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”
Public Enterprises
The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other ministers of the National Government.
The Executive Authority oversees the affairs of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.
Parliament plays a significant role in the oversight of public enterprises through the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, which is responsible for sectoral and shareholders’ oversight, and the Select Committee on Public Accounts, which is responsible for financial oversight.
The infrastructure investment programs of the public enterprises are aimed at delivering infrastructure to enhance economic growth and alleviate poverty. Public enterprises are expected to invest a total of R652.0 billion over the next five fiscal years in infrastructure. The main public enterprises responsible for delivering this growth are the electricity utility Eskom, the freight transportation company Transnet, the national oil company the Petroleum, Oil and Gas Corporation of South Africa (Pty) Limited (PetroSA), which is a subsidiary of the Central Energy Fund, the ACSA and the SANRAL.

The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia to support the capital investment programs of the public enterprises. Such guarantees are issued in accordance with the PFMA. All guarantees are issued jointly by the Minister of Finance and Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the guideline of 60% of GDP that it has been set for total debt, provisions and contingent liabilities. Over and above Eskom, Transnet and SANRAL, who have guarantees from the National Government, the current status of some of the more significant public enterprises is set out below.
Eskom Limited (Eskom)
Eskom is responsible for electricity generation, transmission and distribution in South Africa. Eskom generates approximately 95% of electricity used in South Africa and approximately 45% of the electricity is used in Africa. Eskom directly provides electricity to about 45% of all end-users in South Africa. The other 55% is resold by redistributors (including municipalities). Legislation was enacted in 1998 to restructure the electricity supply industry, vesting ownership in the National Government.
Eskom’s capital expenditure (capex) program is firmly underway and from the inception of the program in 2005 to March 31, 2011 Eskom has spent R111 billion. Through this capex program, Eskom intends to double its electricity generation capacity from 40,000MW to 80,000MW by 2025 and ensure the economy benefits from a reliable supply of electricity. As part of the capex program, the Ingula, Medupi and Kusile power stations are projected to be completed by 2014, 2015 and 2018, at a cost of R21 billion, R99 billion, and R121 billion, respectively. In addition, Eskom has budgeted R24 billion to invest in returning to service certain of its existing decommissioned power stations and R28.8 billion on building transmission infrastructure. Eskom is expected to spend approximately R453 billion on the capex program up to fiscal 2017. Eskom plans to fund R231 billion of this amount through borrowing (R133 billion and R98 billion in the domestic and foreign markets respectively) and R222 billion is expected to come from internally generated funding.
In the coming years the proportion of coal in Eskom’s generation mix is expected to decrease steadily in favor of renewable energy. In March 2011, Cabinet approved the Integrated Resource Plan (IRP2010), which is a 20 year plan for balancing electricity supply and demand. The plan demonstrates how the proportion of coal in South Africa’s generation mix is expected to decrease steadily in favor of renewable energy and nuclear power. As far back as 1998, the Cabinet endorsed a policy which envisaged that IPPs would ultimately provide 30% of the generation capacity. To facilitate the entry of IPPs, National Government intends creating an Independent System and Market Operator (ISMO) with the key responsibility of acting as the buyer of power. To date, the DOE (formerly the DME) has issued a tender for IPPs to provide for approximately 1,000 MW of new capacity in the form of gas turbine peaking power by the end of 2012. Several co-generation projects have signed agreements with Eskom to augment generation capacity. A request for proposals has been issued by the DOE for purchasing renewable energy into the grid.
Eskom’s tariffs are regulated by NERSA. In February 2010, NERSA allowed Eskom increases of 24.8%, 25.8% and 25.9% for each of the fiscal years 2011, 2012 and 2013 respectively. These increases were lower than the 35% increases in each of the three years that had been requested by Eskom in order to meet its operating costs and raise the funding required to complete its currently committed capital expansion program up to 2017. The National Government has made available to Eskom a subordinated loan of R60 billion, all of which has been disbursed, and guarantees totaling R175.97 billion to assist Eskom in raising the financing it requires for the capital expenditure program. In 2010, a further R174 billion in government guarantees were provided to Eskom to enable Eskom to execute its capex program and ensure the country’s energy security. This takes the total guarantee support provided by the National Government to Eskom to a total of R350 billion. During fiscal 2010, Eskom’s financial position improved substantially, with the company recording a profit in that year. This has made it possible for Eskom to raise funds in the local and international markets, without National Government support. In January 2011, Eskom issued US$1.75 billion of bonds in the international markets. In addition, Eskom has a seven-year funding plan for its capital expansion projects (i.e. Ingula, Medupi and Kusile ). More than 70% of the funds under this plan have been secured. Eskom has also identified additional funding sources in order to secure the remaining 30% of the funding plan, primarily the bond and loan markets, and in particular the international bond market.
Eskom has also secured a number of other funding opportunities including loans with the AfDB (R21 billion), World Bank (R28 billion) and various Export Credit Agencies.
Transnet SOC Limited (Transnet)
Transnet is a focused freight transport company. It has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business).
Transnet Pipelines is regulated by NERSA with tariffs being reviewed annually. The tariffs charged by Transnet Ports Authority and Transnet Port Terminals are regulated by the National Ports Regulator on an annual basis.
Transnet’s capital investment for fiscal 2011 (excluding capitalized borrowing costs) amounted to R21.5 billion, compared to R18.4 billion in the prior year. R11.4 billion (53%) was invested in expanding the current infrastructure and equipment, while R10.1 (47%) billion was invested in maintaining the existing capacity. Transnet raised approximately R18.4 billion in fiscal 2011.
Over the past five years, Transnet has invested and successfully implemented capital projects to the value of R86.8 billion including R25.9 billion to date in fiscal 2012 (excluding capitalization of borrowing costs). Over the next five years (fiscal 2012 — fiscal 2016) the company plans to invest R110.6 billion in upgrading and expanding rail infrastructure, port facilities and pipeline networks. Approximately 59% (R65.3 billion) of the R110.6 billion in capital expenditure is expected to be invested in projects relating to the upgrade and expansion of rail infrastructure, with approximately 25% (R28 billion) to be invested in port infrastructure and facilities, approximately 16% (R17.7 billion) in petroleum and gas pipeline networks and other units within the Transnet group of companies. The projected capex will require Transnet to raise approximately R33.5 billion from the debt capital markets.
Transnet is committed to providing responsive infrastructure that creates capacity ahead of demand and that satisfies the demands of a growing economy. The rolling five-year plan has been increased from R93.4 billion (2010) to R110.6 billion (2011) (excluding capitalized borrowing costs of R5.9 billion) to meet the required volume demand and to support the growth initiatives embarked on. Transnet’s five-year R110.6 billion capital investment program to increase the capacity and efficiency of the freight system is not sufficient to meet the needs of customers and the economy. Private sector participation is therefore critical to bridge the investment gap. Investment plans for a number of the key projects, such as supporting Eskom’s rail migration plan and finalizing the strategy for the export of manganese, will depend on Transnet being able to strike partnerships with the private sector.
Funding for the year included the US$750 million bond in February 2010 under the US$2 billion GMTN program. The issuance in that market had to be postponed several times due to market uncertainty and volatility resulting from the European debt crisis, which affected Greece, Ireland and recently, Portugal. Ultimately, Transnet successfully issued a US$750 million bond in February 2011 despite these difficult market conditions, confirming international investor confidence in the Transnet and its projects.
The domestic capital markets provided the primary source of funding. Through the DMTN program, Transnet issued bonds worth R7.7 billion as well as R2.0 billion in commercial paper. These issuances were mostly oversubscribed, pointing to the abundance of liquidity in the local markets and investor appetite for Transnet paper. For the current year, Transnet will need to raise up to R20.8 billion based on investment requirements. This is achievable, provided Transnet stick to their funding strategy and maintains key financial metrics. Existing guarantees issued to Transnet amounting to R9.5 billion as at March 31, 2011.

PetroSA
PetroSA is South Africa’s national oil company. It owns, operates and manages South Africa’s petroleum industry commercial assets.
PetroSA invested R197 million in capital expenditure for fiscal 2011. Production assets, which include assets for oil and gas production, increased by R25 million but assets under development (R1.2 billion) accounted for the majority of the capital expenditure incurred during the fiscal 2010. PetroSA is planning to construct a crude oil refinery in Coega, in the Eastern Cape Province. The proposed refinery will have a capacity of 400,000 barrels per day (bpd) and cost in the region of US$10 billion. PetroSA is currently in negotiations with several parties regarding equity participation in the project as it aims to take a maximum of 37.5% ownership in the refinery. It is also in the process of finalizing its funding structure with its financial advisors HSBC. PetroSA has indicated that it will be seeking financial assistance from the National Government as its shareholder but it is yet to finalize the nature of assistance required and to submit a formal application in this regard. The feasibility study has been concluded and plans are in place to enter the front end design and engineering phase of the project.
ACSA
ACSA is the largest airport authority in Africa. It handles over 98% of the country’s commercial air traffic. ACSA is also the largest airport authority in Africa. The entity owns and operates South Africa’s nine principal airports, including the three major international airports at Johannesburg, Cape Town and Durban. ACSA added Pilanesberg International Airport to its network in 1998 under a 30-year concession with the North West Province. ACSA and a consortium comprising the Indian company GVK and a South African listed company, Bidvest, manage Mumbai International Airport.
ACSA has extended its responsibilities to include the promotion of tourism, the facilitation of economic growth and job creation, and the protection of the environment. Outside of South Africa, ACSA will endeavor to identify and participate in select airport management and operating concession opportunities as part of its growth strategy.
ACSA’s revenue is generated from aeronautical and non-aeronautical sources. The former is derived from government-regulated charges, paid by airlines and includes fees for aircraft landing, aircraft parking and a passenger service charge. Non-aeronautical income is derived from multiple sources that include retail sales, concession fees, property leases, parking fees, hotel operations, advertising and revenues from international activities.
In March 2011, ACSA reported its first ever loss amounting to R221 million. This was due to the ambitious infrastructure capacity development and improvement program ahead of the 2010 FIFA World Cup. The massive level of capital expenditure since 2006 has caused a structural shift in the financial position of the company. The investments were financed largely through debt and ACSA was not provided any tariff relief by the regulator during the construction of the new infrastructure. The tariffs approved by the regulator were lower than expected, resulting in a significant shortfall in earnings to offset the increase in costs. ACSA is expected to return to profitability given that the capital expenditure has been completed and further borrowings are not planned by the company.
SANRAL
SANRAL is responsible for strategically planning, designing, constructing, operating, rehabilitating and maintaining South Africa’s national roads to support socioeconomic development.
The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,170 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa.
SANRAL made progress in all these areas during the reporting period (April 1, 2010 to March 31, 2011). The nature of SANRAL work, however, nearly always involves multi-year projects. Planning, construction, finishing work, capital-raising exercises and expenditure typically extend beyond the limits of one reporting period, and as a result, many of the projects mentioned in this report are only due to be completed during fiscal 2012 or beyond.

SANRAL has developed an asset preservation and expansion strategy that is now integral to the management and funding of the country’s system of national roads.
In accordance with the SANRAL Act (1998), the agency is responsible for toll and non-toll roads. These operations are funded separately. Non-toll roads are funded by government allocations, and are not allowed to borrow or be cross-subsidized from toll road income, and vice versa. Toll operations can be divided into two types — those funded by SANRAL itself and operated on its behalf, and roads concessioned to private parties under public-private partnerships. SANRAL’s funding comes from two primary sources: grants from the National Treasury for all non-toll roads, and the revenue received from toll roads.
During fiscal 2011, SANRAL made further progress in the engineering, maintenance, operation and financing of the national road network. SANRAL delivered a number of major projects on schedule. SANRAL worked to raise awareness about our role and funding mechanisms as a state-owned entity. SANRAL remains committed to good corporate governance, transparency and sustainability.
During the reporting period, the agency retained its Moody’s Investor Service ratings. SANRAL also continued to make progress in expanding, maintaining and securing sustainable funding for the national road network.
During fiscal 2011, SANRAL raised R5.5 billion (nominal) under its domestic medium-term note programs. Investors’ have shown continued confidence in the toll road programs and the National Government’s ability to prudently manage debt.
SANRAL has raised a total of R30.2 billion (nominal) in funding to expand and upgrade toll roads, particularly the Gauteng Freeway Improvement Project (GFIP). SANRAL continues to source finance in fiscal 2012 and fiscal 2013 to fund several projects, including the N1/N2 Winelands in Cape Town. By 2021, SANRAL aims to raise about R55 billion to provide road infrastructure for South Africa, which will strengthen the country’s economic growth and social development. The GFIP remains SANRAL’s largest upgrade project to date.
Trans-Caledon Tunnel Authority (TCTA)
The TCTA was established in 1986. The company is a specialized liability management entity responsible for bulk raw water infrastructure development. TCTA was originally established to implement a single project, the Lesotho Highlands Water Project (LHWP) Phase 1 but has since evolved into a multi-project environment with eight projects that the organization is currently involved with. These projects are the Berg Water Project (BWP); Vaal River Eastern Subsystem Augmentation Project (VRESAP); Mooi Mgeni Transfer Scheme — Phase 2 (MMTS-2); Olifants River Water Resource Development Project (ORWRDP); Komati Water Supply Scheme Augmentation Project (KWS); Mokolo Crocodile Water Augmentation Project (MCWAP); and LHWP phase 2.
As of March 31, 2011, TCTA had issued a total of R1.799 million against an authorized explicit guaranteed amount of R4,000 million for the LHWP and a total of R56 million and R58 million within their approved borrowing limits of R450 million and R300 million for BWP and VRESAP respectively. Foreign funding currently constitutes less than 3% of entire funding. Income from water sales proved adequate to service debt incurred from all projects under TCTA’s mandate and hence government does not foresee any future liability.
Raising the necessary financing and the start of construction of MMTS-2, ORWRDP, KWS and MCWAP is planned for fiscal 2012. The South African Government has approved the second phase of the Lesotho Highlands Water project at an estimated cost of R7,500 million at 2008 levels. Construction of the project will commence once the protocol with the Lesotho Government has been signed.

NATIONAL GOVERNMENT DEBT
General
The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa.
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.
In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.
The following table summarizes the National Government debt as of March 31 in each of the years 2007 through 2011 and as of September 30, 2011.
Total Debt of the National Government

						As of
	As of March 31,					September 30,
	2007	2008	2009	2010	2011	2011
			Rand (million)
Government bonds	422,064	426,415	462,751	585,976	733,438	807,369
Treasury bills	45,800	51,850	65,000	114,540	136,150	151,730

Marketable internal debt	467,864	478,265	527,751	700,516	869,588	959,099
Non-marketable internal debt	3,238	2,555	1,956	4,944	23,133	26,360

Total internal debt	471,102	480,820	529,707	705,460	892,721	985,459
Total external debt	82,581	96,218	97,268	99,454	97,851	112,866

Total loan debt gross	553,683	577,038	626,975	804,914	990,572	1 098,325
Cash balances	(75,315)	(93,809)	(101,349)	(131,727)	(173,556)	(151,520)

Total loan debt net(1)	478,368	483,229	525,626	673,187	817,016	946,805

GFECRA	28,514	72,189	101,585	35,618	28,283	28,283 (2)

As percentages of GDP:
Net loan debt	26.1%	23.3%	22.7%	27.6%	29.7%	34.5%
Foreign debt	4.5%	4.6%	4.2%	4.1%	3.6%	4.1%
As percentage of gross loan debt:
Foreign debt	14.9%	16.7%	15.5%	12.4%	9.9%	10.3%

Notes: —

(1)	The total debt (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).

(2)	Represents the balance on the GFECRA on March 31, 2011. A negative balance indicates a loss and a positive balance reflects a profit.
Source: South African National Treasury.

Summary of Internal National Government Debt
Total National Government loan debt net as of March 31, 2011 was R817.0 billion, an increase of 21.4% over the corresponding amount of R673.2 billion as of March 31, 2010.
The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.
Gross National Government Internal Debt

						As of
	As of March 31,					September 30,
	2007	2008	2009	2010	2011	2011
			Rand (million)
Marketable securities
Floating	45,800	51,850	65,000	114,540	136,150	151,730
Funded	422,064	426,415	462,751	585,976	733,438	807,369

Total	467,864	478,265	527,751	700,516	869,588	959,099

Non-marketable securities
Floating	1,330	952	27	258	13,541	15,644
Funded	1,908	1,603	1,929	4,686	9,592	10,716

Total(1)	3,238	2,555	1,956	4,944	23,133	26,360

Total internal National Government debt	471,102	480,820	529,707	705,460	892,721	985,459

Note: —

(1)	Columns may not add due to rounding.
Source: South African National Treasury.
Summary of External National Government Debt
South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt increased from 14.9% as of March 31, 2007 to 15.5% as of March 31, 2009, declining to 9.9% as of March 31, 2011.
The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2007 through 2011 and as of September 30, 2011.
External Debt by Currency

						As of
	As of March 31,					September 30,
	2007	2008	2009	2010	2011	2011
			(million)
Euro	4,047	3,776	3,283	3,104	2,925	2,830
Pound Sterling	93	90	102	106	105	100
Swedish Krone	3,402	4,488	5,849	6,000	5,959	5,692
US Dollars	4,167	4,244	4,324	7,690	8,396	8,364
Gold Ounces — XAU	1	1	1	1	—	—
Yen	121,364	61,270	61,176	61,082	60,988	60,941
Total (in Rand)(1)	82,581	96,218	97,268	99,454	97,851	112,866

Note: —

(1)	The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.
Source: South African National Treasury.

Notwithstanding the return of the National Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing.
Total external debt, as a percentage of GDP is relatively low by international standards, amounting to approximately 4.1% of GDP. This number is, however, indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury.
An incidental but important consequence of the receipt of any net proceeds from issuances in the foreign market in the past, has been an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings helped relieve pressure off the domestic financial markets at such times that it was required. Furthermore, borrowings by the National Treasury abroad, also establish valuable benchmarks in various currencies and maturities against which other South African issuers may reference themselves.
Guaranteed Debt
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.
The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:
Outstanding National Government Guaranteed Debt

	As of March 31,
	2007	2008	2009	2010	2011
			Rand (million)
Internal	49,106	45,704	43,723	111,941	127,708
External	18,677	18,781	19,315	17,158	21,892

Total	67,783	64,485	63,038	129,099	149,600

Source: South African National Treasury.
The following table sets forth the National Government’s external guaranteed debt outstanding as of March 31, 2011.
Analysis of National Government External Guaranteed Debt

	As of March 31, 2011
				Equivalent in
Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Euro	Rand(1)
		Amount (million)
Transnet	3,500	—	—	3,500
Telkom	—	—	9	90
IDC	—	68	29	739
Lesotho Highlands Development Authority	107	2	11	224
DBSA	8,626	156	83	10,492
Trans-Caledon Tunnel Authority	170	—	—	170

	As of March 31, 2011
				Equivalent in
Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Euro	Rand(1)
	Amount (million)
ESKOM	3,476	371	41	6,395

Total(2)	15,879	597	173	21,610

Notes: —
(1)	Translation of amounts into Rand have been made at the following rates: U.S. Dollar = R6.79245; Euro = R9.65275.
(2)	Does not include guaranteed interest to the amount of R282 million.
Source: South African National Treasury.
Debt Service
As a percentage of the National Government expenditure, interest payments on the National Government debt have declined from 11.1% during fiscal 2007 to 8.2% during fiscal 2011. Interest payments are expected to increase to 8.7% of total expenditures in fiscal 2012. As a percentage of the National Government revenue, interest payments on the National Government debt have declined from 10.9% during fiscal 2007 to 9.9% during fiscal 2011. Interest payments are expected to increase to 10.7% of total revenue in fiscal 2012. As a percentage of GDP interest payments on the National Government debt have declined from 2.9% during fiscal 2007 to 2.4% during fiscal 2011. Interest payments are expected to increase to 2.6% of GDP in fiscal 2012. The following table sets forth such percentages for the periods indicated.
Interest Payments on National Government Debt
as a Percentage of Expenditure, Revenue and GDP

	For the year ended March 31,
	2007	2008	2009	2010	2011
Expenditure	11.1%	9.8%	8.6%	7.6%	8.2%
Revenue	10.9%	9.4%	8.9%	9.9%	9.9%
GDP	2.9%	2.5%	2.4%	2.3%	2.4%

Source: South African National Treasury.
The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding as of September 30, 2011, is set forth in the table below.

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK
	Amount (million)
2012	30,682	303	109	1198	109	484
2013	95,572	1,564	312	2,395	21	937
2014	90,616	522	1,535	2,393	21	903
2015	115,717	1,483	175	2,391	20	869
2016	70,965	445	145	2,388	19	834
2017	85,668	422	849	2,386	8	801
2018	113,642	543	36	2,384	7	765
2019	105,528	393	22	2,381	6	731
2020	113,895	4,308	12	2,379	1	466
2021	98,851	117	6	31,807	0.6	224
2022	36,044	105	—	30,617	—	—
2023	20,689	1,076	—	—	—	—

		External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK
	Amount (million)
2024	80,459	47	—	—	—	—
2025	17,402	47	—	—	—	—
2026	48,110	47	—	—	—	—
2027	44,885	47	—	—	—	—
2028	64,554	47	—	—	—	—
2029 and later	184,101	1,361	—	—	—	—

Total	1,417,379	12,877	3,201	82,719	212	7,014

Principal	807,343	8,364	2,830	61,000	100	5,692
Interest	610,036	4,517	383	21,783	17	1,328

Note: — Numbers may not total due to rounding.
(1)	Fiscal years ending March 31.
Source: South African National Treasury.
Debt Record
On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.
Tables and Supplementary Information
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds — in Rand)
As of September 30, 2011

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Variable	July 6, 2005	March 31, 2012	269,998,414
6.25%	March 20, 2000	March 31, 2013	34,758,315,645	(1)
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	31,860,672,594
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	21,846,687,095
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	39,020,954,842
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	21,846,687,095
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	21,846,687,095
2.50%	June 9, 2010	January 31, 2017	18,436,559,122	(1)
8.25%	May 7, 2004	September 15, 2017	73,209,933,836

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
8.00%	August 13, 2004	December 21, 2018	68,114,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	81,788,603,937
6.75%	September 1, 2006	March 31, 2021	72,834,175,498
2.75%	June 17, 2010	January 31, 2022	14,943,252,319	(1)
5.50%	May 30, 2001	December 7, 2023	59,769,757,682	(1)
10.50%	May 22, 1998	December 21, 2025	30,707,567,820
10.50%	May 22, 1998	December 21, 2026	30,707,567,820
10.50%	May 22, 1998	December 21, 2027	30,707,567,820
2.60%	September 27, 2007	March 31, 2028	22,892,731,163	(1)
7.00%	May 28, 2010	February 28, 2031	18,964,000,000
3.45%	August 15, 2003	December 7, 2033	43,846,098,222	(1)
6.25%	July 21, 2006	March 31, 2036	49,650,552,145
6.50%	June 4, 2010	February 28, 2041	18,276,957,597
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000
Total Funded Internal Debt			807,369,177,272

Note: —
(1)	Inflation-linked bonds have been revalued using the relevant “reference CPI.”
Source: South African National Treasury.
Floating Internal Debt of the Republic of South Africa
(Treasury Bills — in Rand)
As of September 30, 2011

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.04%	October 6, 2010	October 5, 2011	475,000,000
6.02%	October 13, 2010	October 12, 2011	475,000,000
5.81%	October 20, 2010	October 19, 2011	475,000,000
5.66%	October 27, 2010	October 26, 2011	475,000,000
5.52%	November 3, 2010	November 2, 2011	475,000,000
5.38%	November 10, 2010	November 9, 2011	475,000,000
5.34%	November 17, 2010	November 16, 2011	475,000,000
5.30%	November 24, 2010	November 23, 2011	475,000,000
5.33%	December 1, 2010	November 30, 2011	475,000,000
5.42%	December 8, 2010	December 7, 2011	475,000,000
5.52%	December 15, 2010	December 14, 2011	475,000,000
5.52%	December 22, 2010	December 21, 2011	475,000,000
5.55%	December 29, 2010	December 28, 2011	475,000,000
5.53%	January 5, 2011	January 4, 2012	475,000,000
5.55%	January 5, 2011	October 5, 2011	875,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.51%	January 12, 2011	January 11, 2012	475,000,000
5.54%	January 12, 2011	October 12, 2011	875,000,000
5.51%	January 19, 2011	January 18, 2012	475,000,000
5.55%	January 19, 2011	October 19, 2011	875,000,000
5.64%	January 26, 2011	January 25, 2012	475,000,000
5.60%	January 26, 2011	October 26, 2011	875,000,000
5.65%	February 2, 2011	February 1, 2012	475,000,000
5.62%	February 2, 2011	November 2, 2011	875,000,000
5.69%	February 9, 2011	February 8, 2012	475,000,000
5.65%	February 9, 2011	November 9, 2011	875,000,000
5.69%	February 16, 2011	February 15, 2012	475,000,000
5.65%	February 16, 2011	November 16, 2011	875,000,000
5.69%	February 23, 2011	February 22, 2012	475,000,000
5.67%	February 23, 2011	November 23, 2011	875,000,000
5.71%	March 2, 2011	February 29, 2012	475,000,000
5.67%	March 2, 2011	November 30, 2011	875,000,000
5.71%	March 9, 2011	March 7, 2012	475,000,000
5.66%	March 9, 2011	December 7, 2011	875,000,000
5.71%	March 16, 2011	March 14, 2012	475,000,000
5.65%	March 16, 2011	December 14, 2011	875,000,000
5.69%	March 23, 2011	March 21, 2012	475,000,000
5.64%	March 23, 2011	December 21, 2011	875,000,000
5.70%	March 30, 2011	March 28, 2012	475,000,000
5.64%	March 30, 2011	December 28, 2011	875,000,000
5.70%	April 6, 2011	April 4, 2012	660,000,000
5.67%	April 6, 2011	January 4, 2012	980,000,000
5.58%	April 6, 2011	October 5, 2011	1,380,000,000
5.71%	April 13, 2011	April 11, 2012	660,000,000
5.65%	April 13, 2011	January 11, 2012	980,000,000
5.58%	April 13, 2011	October 12, 2011	1,380,000,000
5.71%	April 20, 2011	April 18, 2012	660,000,000
5.64%	April 20, 2011	January 18, 2012	980,000,000
5.57%	April 20, 2011	October 19, 2011	1,380,000,000
5.73%	April 27, 2011	April 25, 2012	660,000,000
5.63%	April 27, 2011	January 25, 2012	980,000,000
5.55%	April 27, 2011	October 26, 2011	1,380,000,000
5.73%	May 4, 2011	May 2, 2012	660,000,000
5.61%	May 4, 2011	February 1, 2012	980,000,000
5.53%	May 4, 2011	November 2, 2011	1,380,000,000
5.72%	May 11, 2011	May 9, 2012	660,000,000
5.61%	May 11, 2011	February 8, 2012	980,000,000
5.53%	May 11, 2011	November 9, 2011	1,380,000,000
5.81%	May 18, 2011	May 16, 2012	660,000,000
5.63%	May 18, 2011	February 15, 2012	980,000,000
5.52%	May 18, 2011	November 16, 2011	1,380,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.80%	May 25, 2011	May 23, 2012	660,000,000
5.74%	May 25, 2011	February 22, 2012	980,000,000
5.52%	May 25, 2011	November 23, 2011	1,380,000,000
5.74%	June 1, 2011	May 30, 2012	660,000,000
5.67%	June 1, 2011	February 29, 2012	980,000,000
5.50%	June 1, 2011	November 30, 2011	1,380,000,000
5.74%	June 8, 2011	June 6, 2012	660,000,000
5.67%	June 8, 2011	March 7, 2012	980,000,000
5.50%	June 8, 2011	December 7, 2011	1,380,000,000
5.73%	June 15, 2011	June 13, 2012	660,000,000
5.66%	June 15, 2011	March 14, 2012	980,000,000
5.49%	June 15, 2011	December 14, 2011	1,380,000,000
5.75%	June 22, 2011	June 20, 2012	660,000,000
5.68%	June 22, 2011	March 21, 2012	980,000,000
5.51%	June 22, 2011	December 21, 2011	1,380,000,000
5.76%	June 29, 2011	June 27, 2012	660,000,000
5.70%	June 29, 2011	March 28, 2012	980,000,000
5.54%	June 29, 2011	December 28, 2011	1,380,000,000
5.77%	July 6, 2011	July 4, 2012	660,000,000
5.72%	July 6, 2011	April 4, 2012	980,000,000
5.57%	July 6, 2011	January 4, 2012	1,380,000,000
5.48%	July 6, 2011	October 5, 2011	3,825,000,000
5.78%	July 13, 2011	July 11, 2012	500,000,000
5.75%	July 13, 2011	April 11, 2012	980,000,000
5.59%	July 13, 2011	January 11, 2012	1,380,000,000
5.49%	July 13, 2011	October 12, 2011	3,825,000,000
5.77%	July 20, 2011	July 18, 2012	660,000,000
5.71%	July 20, 2011	April 18, 2012	980,000,000
5.59%	July 20, 2011	January 18, 2012	1,380,000,000
5.49%	July 20, 2011	October 19, 2011	3,825,000,000
5.73%	July 27, 2011	July 25, 2012	660,000,000
5.63%	July 27, 2011	April 25, 2012	980,000,000
5.56%	July 27, 2011	January 25, 2012	1,380,000,000
5.48%	July 27, 2011	October 26, 2011	3,825,000,000
5.73%	August 3, 2011	August 1, 2012	660,000,000
5.63%	August 3, 2011	May 2, 2012	980,000,000
5.56%	August 3, 2011	February 1, 2012	1,380,000,000
5.48%	August 3, 2011	November 2, 2011	3,825,000,000
5.65%	August 10, 2011	August 8, 2012	660,000,000
5.58%	August 10, 2011	May 9, 2012	980,000,000
5.50%	August 10, 2011	February 8, 2012	1,380,000,000
5.48%	August 10, 2011	November 9, 2011	3,825,000,000
5.55%	August 17, 2011	August 15, 2012	660,000,000
5.51%	August 17, 2011	May 16, 2012	980,000,000
5.46%	August 17, 2011	February 15, 2012	1,380,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.49%	August 17, 2011	November 16, 2011	3,825,000,000
5.50%	August 24, 2011	August 22, 2012	660,000,000
5.48%	August 24, 2011	May 23, 2012	980,000,000
5.44%	August 24, 2011	February 22, 2012	1,380,000,000
5.48%	August 24, 2011	November 23, 2011	3,825,000,000
5.37%	August 31, 2011	August 29, 2012	660,000,000
5.38%	August 31, 2011	May 30, 2012	980,000,000
5.40%	August 31, 2011	February 29, 2012	1,380,000,000
5.47%	August 31, 2011	November 30, 2011	3,825,000,000
5.27%	September 7, 2011	September 5, 2012	660,000,000
5.33%	September 7, 2011	June 6, 2012	980,000,000
5.38%	September 7, 2011	March 7, 2012	1,300,000,000
5.45%	September 7, 2011	December 7, 2011	3,825,000,000
5.24%	September 14, 2011	September 12, 2012	660,000,000
5.32%	September 14, 2011	June 13, 2012	980,000,000
5.39%	September 14, 2011	March 14, 2012	1,380,000,000
5.43%	September 14, 2011	December 14, 2011	3,825,000,000
5.23%	September 21, 2011	September 19, 2012	660,000,000
5.31%	September 21, 2011	June 20, 2012	980,000,000
5.42%	September 21, 2011	March 21, 2012	1,380,000,000
5.41%	September 21, 2011	December 21, 2011	3,825,000,000
5.28%	September 28, 2011	September 26, 2012	660,000,000
5.35%	September 28, 2011	June 27, 2012	980,000,000
5.41%	September 28, 2011	March 28, 2012	1,380,000,000
5.41%	September 28, 2011	December 28, 2011	3,825,000,000
Total Floating Internal Debt			151,730,000,000	(1)

Note: —
(1)	Excludes borrowing from the Corporation for Public Deposits to the amount of R15,644,201,073.
Source: South African National Treasury.
Funded External Debt of the Republic of South Africa
As of September 30, 2011

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥940,800,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.875%	May 27, 2009	May 27, 2019	$1,500,000,000
6.875%	September 4, 2009	May 27, 2019	$500,000,000
5.50%	March 5, 2010	September 3, 2020	$2,000,000,000
6.25%	March 8, 2011	March 8, 2041	$750,000,000
Fixed
4.89%	May 5, 2000 — April 28, 2006	February 28, 2005 — August 28, 2014	€22,135,500.43
4.89%	May 5, 2000 — July 15, 2006	May 30, 2005 — November 28, 2014	€12,529,139.75
4.89%	May 5, 2000 — August 25, 2006	September 30, 2005 — March 30, 2015	€13,109,537.60
4.89%	May 5, 2000 — August 25, 2006	November 28, 2002 — May 28, 2015	€14,512,149.55
Floating — Non-CIRR	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€97,475,606.89
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€120,398,822.08
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€136,597,704.14
5.97% Eur-CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€11,243,603.40
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€13,887,747.28
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€15,756,254.01
7.32% $-CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	$3,346,073.65
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	$4,382,775.80
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	$5,153,357.68
Floating Non-CIRR	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€18,872,817.89
Floating Non-CIRR	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€25,163,757.57
Floating Non-CIRR	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€31,454,696.77
Floating Non-CIRR	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€26,915,320.27
5.97% Eur-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€3,189,047.50
5.97% Eur-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€4,252,063.15
5.97% Eur-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€5,315,078.94
5.97% Eur-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€4,548,034.69
7.32% $-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	$810,668.06
7.32% $-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	$1,056,577.41
7.32% $-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	$1,490,421.42
7.32% $-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	$1,512,044.22
7.14% CIRR Fixed	April 17, 2000 — March 5, 2001	April 15, 2006 — October 15, 2018	$27,158,793.78
4.70% MC CIRR	July 17, 2000 — July 17, 2001	April 15, 2006 — October 15, 2015	€46,769,942.36
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 — October 15, 2018	€8,550,237.36
5.15% Commercial Fixed	April 15, 2002 — May 21, 2003	April 15, 2009 — October 15, 2018	$21,053,842.13
5.03% Commercial Fixed	July 15, 2002 — July 15, 2003	October 15, 2006 — April 15, 2016	$53,934,537.85
5.63% CIRR — Fixed	July 15, 2002 — September 28, 2006	April 15, 2006 — October 15, 2015	€19,079,298.03
5.63% MC CIRR	April 15, 2004 — July 17, 2006	April 15, 2009 — October 15, 2018	€26,976,978.11
6.485% Commercial Fixed	December 15, 2001 — January 15, 2003	April 17, 2006 — October 15, 2015	£11,452,122.11
6.545% Sec — CIRR	July 21, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	£14,014,803.48
6.545% Sec — CIRR	November 26, 2003 — August 24, 2006	April 15, 2006 — October 15, 2015	£16,950,719.02
6.545% Sec — CIRR	August 24, 2006	October 15, 2006 — April 15, 2016	£111,832.06
5.50% Commercial Fixed	July 21, 2004	April 15, 2009 — October 15, 2018	€20,369,997.36

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 — October 15, 2018	€34,367.50
3.57% Commercial Fixed	November 26, 2006 — March 5, 2008	April 15, 2008 — October 15, 2015	£2,847,559.64
3.59% Commercial Fixed	March 24, 2009 — August 19, 2009	April 15, 2009 — October 15, 2015	£2,699,732.11
3.65% Commercial Fixed	March 5, 2008 — October 1, 2008	April 15, 2008 — April 15, 2016	£2,433,225.70
4.23% Commercial Fixed	December 15, 2008	April 15, 2009 — October 15, 2018	£124,072.29
4.28% Commercial Fixed	December 4, 2008	April 15, 2009 — October 15, 2018	£12,586,942.46
4.61% Commercial Fixed	July 31, 2008 — April 15, 2010	April 15, 2009 — October 15, 2018	£11,501,014.69
4.90% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018	£2,344,148.96
4.92% Commercial Fixed	April 6, 2010	April 15, 2011 — April 15, 2020	£2,500,288.03
5.10% Commercial Fixed	December 15, 2009 — October 15, 2010	April 15, 2011 — April 15, 2020	£4,221,277.46
5.25% Commercial Fixed	April 15, 2011	October 15, 2011 — April 15, 2020	£3,533,890.02
6.77% MC CIRR	July 22, 2005	April 15, 2009 — October 15, 2018	£86,018.02
5.79% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018	$2,775,748.16
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 — October 15, 2018	$1,204,505.11
5.55% Commercial Fixed	October 15, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018	$27,557,359.27
5.315% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020	$165,210.17
5.39% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018	$141,495.36
5.40% Commercial Fixed	June 22, 2007 — August 19, 2009	April 15, 2009 — October 15, 2018	$7,944,659,63
5.45% Commercial Fixed	October 15, 2001 — July 15, 2002	April 15, 2006 — October 15, 2015	$16,407,545.05
5.53% Commercial Fixed	November 26, 2003 — April 26, 2004	October 15, 2006 — April 15, 2016	$29,333,775.02
5.16% Commercial Fixed	June 6, 2008 — August 19, 2009	April 15, 2009 — October 15, 2018	$12,188,678.29
5.61% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018	$92,226.73
5.49% Commercial Fixed	April 17, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK327,945,757.61
3.90% Commercial Fixed	April 15, 2005 — July 22, 2005	April 15, 2011 — April 15, 2020	SEK158,382,736.22
4.30% Commercial Fixed	October 17, 2005 — January 17, 2006	April 15, 2011 — April 15, 2020	SEK376,578,378.51
3.81% Commercial Fixed	October 26, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	SEK394,925,449.46
4.24% Commercial Fixed	October 17, 2005 — January 16, 2006	April 15, 2009 — October 15, 2018	SEK134,799,195.46
4.57% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2009 — October 15, 2018	SEK162,958,344.25
5.03% Commercial Fixed	January 15, 2007 — April 16, 2007	April 15, 2009 — October 15, 2018	SEK42,906,598.17
4.60% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2011 — April 15, 2020	SEK1,135,825,248.71
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 — April 15, 2020	SEK261,916,126.63
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 — April 15, 2020	SEK519,164,990.22
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 — April 15, 2016	$5,180,922.93
4.42% Commercial Fixed	November 29, 2004 — December 23, 2005	October 15, 2006 — April 15, 2016	€7,513,781.53
5.48% Commercial Fixed	December 23, 2005 — June 29, 2006	October 15, 2006 — April 15, 2016	€5,745,218.25
4.52% Commercial Fixed	July 21, 2004 — October 17, 2005	April 15, 2009 — October 15, 2018	€297,117.98
4.57% Commercial Fixed	April 15, 2005 — January 17, 2006	April 15, 2011 — April 15, 2020	€29,266,467.92
4.76% Commercial Fixed	April 18, 2006 — July 17, 2006	April 15, 2011 — April 15, 2020	€46,993,449.59
6.315% Commercial Fixed	November 1, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015	£8,183,145.55
5.13% Commercial Fixed	October 15, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015	€72,168.33
5.16% Commercial Fixed	October 15, 2006 — April 16, 2007	April 15, 2009 — October 15, 2018	€7,229,842.57

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 — April 15, 2020	€14,626,714.87
6.28% Commercial Fixed	December 21, 2006	April 15, 2007 — April 15, 2016	£165,248.64
6.28% Commercial Fixed	October 16, 2006 — January 15, 2007	April 15, 2009 — October 15, 2018	£16,879.33
6.42% Commercial Fixed	December 15, 2008	April 15, 2011 — April 15, 2020	$12,983,899.03
6.61% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018	$12,622,898.56
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 — April 15, 2020	$52,695,996.76
5.89% Commercial Fixed	October 23, 2009 — April 15, 2010	April 15, 2010 — October 15, 2018	$6,662,721.45
5.98% Commercial Fixed	October 16, 2006	April 15, 2011 — April 15, 2020	$19,275,139.28
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 — April 15, 2020	$5,584,780.77
5.475% Commercial Fixed	June 27, 2007 — September 27, 2007	October 15, 2007 — October 15, 2015	€171,944.96
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 — October 15, 2018	€3,966,052.88
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018	€1,453,811.22
5.29% Commercial Fixed	June 25, 2007 — July 24, 2007	April 15, 2009 — October 15, 2018	SEK53,708,002.89
4.64% Commercial Fixed	November 26, 2007 — December 20, 2007	April 15, 2008 — April 15, 2016	$8,897,388.08
3.26% Commercial Fixed	March 19, 2008 — June 17, 2008	April 15, 2008 — April 15, 2016	$4,801,326.95
5.09% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020	$253,467.41
5.51% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	$302,222.89
5.70% Commercial Fixed	September 15, 2009	April 15, 2011 — April 15, 2020	$196,989.02
5.70% Commercial Fixed	December 15, 2009 — April 15, 2010	April 15, 2010 — October 15, 2018	$10,222,027.07
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018	£25,238.09
5.18% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — April 15, 2020	€13,310,635.82
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 — April 15, 2020	$18,383,187.12
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 — April 15, 2020	$40,217,554.26
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 — April 15, 2020	$26,186,249.11
7.89% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	$9,191,595.26
5.34% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — April 15, 2020	SEK200,928,693.20
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 — April 15, 2020	SEK187,515,628.28
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 — April 15, 2020	SEK386,218,914.21
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 — April 15, 2020	SEK264,380,912.15
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 — April 15, 2020	SEK139,688,538.43
5.50% Commercial Fixed	July 31, 2008 — August 18, 2008	April 15, 2009 — October 15, 2018	SEK404,469,118.44
5.60% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018	SEK2,941,617.55
5.62% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	SEK6,283,062.69
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020	SEK5,100,184.11
5.425% Commercial Fixed	October 23, 2009 — April 15, 2010	April 15, 2011 — April 15, 2020	SEK53,413,313.85
5.80% Commercial Fixed	October 23, 2009 — April 15, 2010	April 15, 2010 — October 15, 2018	SEK220,871,233.50
6.30% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	SEK93,606,119.89
5.475% Commercial Fixed	May 20, 2010 — October 15, 2010	April 15, 2011 — April 15, 2020	SEK71,897,858.24
5.525% Commercial Fixed	April 15, 2011	October 15, 2011 — April 15, 2020	SEK64,579,736.95
5.575% Commercial Fixed	April 15, 2011	October 15, 2011 — April 15, 2020	$2,857,549.05
5.355% Commercial Fixed	April 6, 2010	April 15, 2011 — April 15, 2020	$2,569,244.75

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.47% Commercial Fixed	March 8, 2010 — October 15, 2010	April 15, 2011 — April 15, 2020	$3,458,373.62
5.58% Commercial Fixed	April 6, 2010	April 15, 2011 — April 15, 2020	$1,674,634.92
5.695% Commercial Fixed	March 8, 2010 — October 15, 2010	April 15, 2011 — April 15, 2020	$2,254,169.53
5.80% Commercial Fixed	April 15, 2011	October 15, 2011 — April 15, 2020	$1,828,784.72
Variable — CIRR Libor +0.40	March 19, 2008	April 15, 2008 — October 15, 2015	$1,240.28
	June 6, 2008 — August 18, 2008	April 15, 2009 — October 15, 2018	$145,983.97
	April 15, 2009 — November 17, 2009	April 15, 2011 — April 15, 2020	$473,136.80
	December 13, 2010 — March 23, 2011	April 15, 2011 — April 15, 2020	$1,874,060.05
	July 24, 2007	April 15, 2009 — October 15, 2018	€259,294.93
	October 23, 2009 — March 22, 2011	April 15, 2010 — October 15, 2015	£949,218.92
	March 4, 2009 — March 22, 2011	April 15, 2009 — April 15, 2016	£3,115,294.51
	March 23, 2011	April 15, 2011 — April 15, 2020	£206,457.70
	October 23, 2009 — November 17, 2009	April 15, 2010 — October 15, 2018	SEK2,476,083.56
	October 23, 2009 — November 17, 2009	April 15, 2011 — April 15, 2020	SEK357,020.19
	December 13, 2010 — March 23, 2011	April 15, 2011 — April 15, 2020	SEK17,989,138.84
Concessionary loans
Variable-Libor	December 14, 1999 — July 23, 2004	July 15, 2003 — January 15, 2012	$4,595,941.66

Note: —
Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.
Source: South African National Treasury.
Total External Debt by Currency as of September 30, 2011

Euro	€2,830,044,203
Pound Sterling	£100,069,128
Swedish Krone	SEK5,691,828,002
U.S. Dollars	$8,363,784,900
Yen	¥60,940,800,000

Source: South African National Treasury.